Exhibit 99.1

core strengths
collaborations

working together to change lives

diversification
patient focus

élan 2007 Annual Report

core strengths collaborations working together to change lives diversification patient focus 2007 Annual Report

Elan’s significant progress in recent years is the result of our ability to collaborate effectively with a variety of organisations, our diverse platform of marketed drugs, therapeutic candidates and technology solutions, our core research strengths and our unwavering commitment to improving patient lives. Elan Corporation, plc 2007 Annual Report

Plaques made of beta amyloid are a hallmark pathology of Alzheimer’s disease. These images, produced in Elan labs, show vascular beta amyloid in a mouse model of the disease (main), and the beta amyloid undergoing removal (inset) after treatment with bapineuzumab (AAB-001).core strengthsoRiginAl DiSCiplinED SCiEnCE AppliCAtion___Elan Corporation, plc 2007 Annual Report

A Letter from the Chairman Dear Shareholders last year, we continued to make solid progress in all areas of our business, staying true to our commitment to our shareholders, employees and patients. in Tysabri for Multiple Sclerosis (MS), we ended the year with over 21,000 MS patients on treatment around the world. A notable milestone in MS was the positive recommendation in the United Kingdom by both the national institute of Health and Clinical Experience (niCE) and the Scottish Medicines Consortium for the use of Tysabri by people with highly active relapsing remitting multiple sclerosis. this is the first treatment for MS to be recommended by niCE. We received final approval by the FDA for use of Tysabri for patients in the U.S. with moderately to severely active Crohn’s disease (CD) who have had inadequate response to conventional CD therapies. Tysabri for Crohn’s patients has been available in the U.S. since February 2008. in Alzheimer’s, where we have multiple research programmes, our major programmes bapineuzumab (AAB-001) and ElnD005 continue to advance in the clinic. By year-end 2007, we announced that first patients were dosed in bapineuzumab phase 3 and ElnD005 phase 2 in the U.S. We are pleased that our Drug technologies and Commercial groups continued to make progress with our management team having been refocused and strengthened. During the year, we noted the generic alternative to Maxipime, one of our key products in infectious diseases. in response, the management team responded in a timely fashion by realigning its commercial configuration to minimise the business impact whilst preparing for the Tysabri commercialisation in Crohn’s. throughout the year, the Drug technologies business continued to defend its patent estate for its customer collaborators and diversified its solid foundation to maintain its profitable growth. the Board and i remain committed to Elan’s future success and continue to have complete confidence in the ability of Kelly Martin and the management team to achieve that success. As always, the dedication of all our employees has been critical in the achievement of our goals in the past year. the management team has consistently demonstrated its ability to advance the company towards profitable growth, while adroitly responding to situations that have arisen during the year. During the past several years, the Board, through the nominating Committee, has pursued a significant programme of review, change and refreshment of our Board of Directors. focused objectives Elan Corporation, plc 2007 Annual Report _

1. VISION
2. TARGETS
3. RESULTS
collaborations

OUR COMPANY + LEADING ORGANISATIONS

4 Elan Corporation, plc 2007 Annual Report

collaborations oUR lEADing CoMpAny oRgAniSAtionS ___Elan Corporation, plc 2007 Annual Report

During 2007, the nominating Committee continued on this endeavour to increase the mixture of relevant backgrounds while maintaining an appropriate level of continuity. in May, we formally welcomed the addition of Dr. Floyd Bloom and Mr. Jeff Shames to the Board. During the remainder of 2007, we announced Dr. lars Ekman’s transition to non-executive Board member status, as well the appointment of Mr. Jonas Frick and Mr. giles Kerr as non-executive directors. We will continue the process of renewing the Board. i would like to thank my fellow Board members for their continued support, encouragement and constructive advice during the past year. i would like to specially recognise the dedicated service of laurence g. Crowley, who has served on the Board since 1996. laurence will retire from the Board effective at the conclusion of the 2008 Annual general Meeting (AgM). i and the Board would like to thank him for his dedication and his outstanding contributions as a member of the Board during these years. the Board and i remain committed to Elan’s future success and continue to have complete confidence that the dedication of all our employees will result in the achievement of our goals. i thank you, our shareholders, for your continuing support. My fellow Board members and i look forward to advancements in the coming year which we believe will be a very significant year for the company. Kyran Mclaughlin Chairman of the Board meaningful progress Elan Corporation, plc 2007 Annual Report _

     Elan’s proprietary
NanoCrystal ® technology helps optimise poorly water-soluble compounds by reducing them to particles under 400 nanometres in size, which can enhance many aspects of performance. These images, produced in Elan labs, show a compound before nanoisation at a mean size of around 100 microns (inset) and after nanoisation at a mean size of around 0.1 micron (main).diversification pRoDUCtS MUltiplE gloBAl AnD pipElinE plAtFoRMS REACH___Elan Corporation, plc 2007 Annual Report

A Letter from the President and CEO Dear Shareholders, 2007 was a year to reinforce our operating principles of being patient focused, science based, driving execution and producing tangible results, and remaining financially disciplined. over the last five years, these principles have been a consistent part of this company and provide a framework which guides our activity, plans and strategic direction. Advancements during the year were broad in scope. While listing the individual achievements would be too numerous, the following highlight a number of major accomplishments that add to the progress of our company that is focused on advancing our science forward toward those who need it most — the patients. R&D: Advancing Our Science Towards the Patients · We made comprehensive advancements in our Alzheimer’s portfolio of programs. · in our immunotherapy programs with Wyeth, our lead program, bapineuzumab (AAB-001), remains on track. in addition to the ongoing phase 2 trials, we initiated phase 3. the phase 3 program is composed of four trials that will include approximately 4,000 patients across north America, the European Union (EU) and the rest of the world (RoW). Elan is taking the development lead in north America, and Wyeth in the EU and RoW. in December 2007, we announced that the first patient was dosed in the U.S. Both companies remain focused on completing the current phase 2 trial and advancing the phase 3 trials in 2008. • in addition, the active vaccine program, ACC-001, also advanced into phase 2. this program is an important part of our immunotherapeutic effort with Wyeth. · ElnD005, a small-molecule program in collaboration with transition therapeutics, also advanced in 2007. We announced that the first patient was dosed for ElnD005 phase 2 in December 2007, and remain focused on driving this program forward. • in Discovery, we continue to explore a variety of approaches to Alzheimer’s, parkinson’s and a multitude of autoimmune diseases. We will maintain our approach of understanding both the biology as well as the pathology of specific neurodegenerative and inflammatory diseases. We will apply our knowledge in a manner that allows for the possibility of discovering and developing additional therapeutic options for patients and physicians. Commercial: Specialized Bridge to Patients · We continue to make solid progress on Tysabri with our collaborator, Biogen idec, in Multiple Sclerosis (MS), Crohn’s disease (CD) and additional indications. • Tysabri is now available in over 30 countries for MS. By year end, over 21,000 MS patients benefited from Tysabri, representing an approximate 5% market share. · During the year, we presented our benefit-risk case for Tysabri in CD to the joint gastrointestinal and Drug Safety and Risk Advisory Committee in the U.S. in January 2008, the FDA approved Tysabri for CD patients who have had inadequate response to conventional CD therapies in the U.S. impact and results Elan Corporation, plc 2007 Annual Report _

patient focus

UNMET MEDICAL NEEDS + ENDURING COMMITMENT

8 Elan Corporation, plc 2007 Annual Report

patient focus UnMEt EnDURing MEDiCAl CoMMitMEnt nEEDS ___Elan Corporation, plc 2007 Annual Report

· Elan is taking the lead in commercializing Tysabri in CD. leveraging the existing shared Tysabri infrastructure, we are mobilizing specialized teams to educate the key gastroenterologists in the U.S. · Continuing the life-cycle management of Tysabri remains an important aspect of maximizing the value of this asset. to that end, Elan and Biogen idec are advancing Tysabri into clinical trials for multiple myeloma and ulcerative colitis. · Responding to the approval of a generic competitor for Maxipime in the hospital anti-infective market, we quickly realigned our commercial configuration and successfully managed down our Sg&A costs. We did so without compromising our ability to commercialize in specialty markets like Crohn’s disease and neuropathic pain in the near term, and Alzheimer’s disease in the long term. · our Drug technologies (EDt) business continued to grow revenue and cash flow. · Continued advancements made by our client collaborators in their respective programs, like luvox CR, paliperidone, fampridine and budesonide, continue to reinforce the distinct capabilities that EDt delivers to help clients advance their science to patients. Further client progress will allow for growth in the depth and breadth of our portfolio. Elan Corporation, plc: Foundation, Discipline and Transparency · Strategically, operationally and financially, we continued to make progress towards establishing the world’s leading neuroscience-based biopharmaceutical company. · We further reduced our global footprint in 2007. We integrated development and commercial functions from San Diego into our South San Francisco campus, and brought the Stevenage (UK) operations into our Dublin location. this new infrastructure enables us to efficiently leverage support functions and expedite communication and teamwork across all areas of the company. We will continue to expand our Dublin-based headquarters to further grow our activity in both the EU and Japan/Asia regions. · talent recruitment, development and deployment has been one of our main focus areas. We added nearly 200 professionals with needed expertise and experience to continue to advance our programs and initiatives. · Consistent with our commitment to transparency and operating discipline, we have and will continue to report the EDt business separate from the Biopharmaceuticals business. this practice will ensure that we accurately represent the different business drivers and the distinct operational risks of each business in our portfolio. our achievements during 2007 have been significant, and we are resolute in our commitment to make meaningful progress in all areas of our business — to advance our unique science toward providing therapeutic choice for patients, their families and their caregivers. We thank you, our shareholders, for your continued support and encouragement. g. Kelly Martin president and CEo changed lives Elan Corporation, plc 2007 Annual Report _

History and Development of the Company Elan, an irish public limited company, is a neuroscience-based bio-technology company headquartered in Dublin, ireland. We were incorporated as a private limited company in ireland in December 1969 and became a public limited company in January 1984. our principal executive offices are located at treasury Building, lower grand Canal Street, Dublin 2, ireland, and our telephone number is 353-1-709-4000. our principal research and development, manufacturing and marketing operating facilities are located in ireland and the United States. review Business Overview our operations are organised into two business units: Biopharmaceuticals and Elan Drug technologies (EDt). Biopharmaceuticals engages in research, development and commercial activities primarily in the following areas: Alzheimer’s disease (AD). our scientists have been leaders in Alzheimer’s disease research for more than two decades, and insights from their work have evolved the field’s fundamental view of the disease. today, we are testing several compounds in clinical studies with the hope that they may result in therapies that may alter the underlying cause of the disease. Parkinson’s disease. our research effort in parkinson’s disease is designed to improve our understanding of the condition and, as we have done with Alzheimer’s disease, to translate that understanding into potential new approaches to treatment. Multiple sclerosis (MS). our researchers pioneered an approach to MS that led to the approval of Tysabri® (natalizamab), the first new class of therapy approved for relapsing remitting MS in nearly a decade. Crohn’s disease (CD). We recently gained the U.S. Food and Drug Administration (FDA) approval of Tysabri for Crohn’s disease therapy and continue to make progress in our work on this and other related disorders. Severe chronic pain. our researchers synthesised the venom of a sea snail into Prialt® (ziconotide intrathecal infusion), the first new intra-thecal treatment for severe chronic pain in nearly 20 years. EDT is an established, profitable and growing specialty pharmaceutical business unit of Elan. For nearly 40 years, EDt has been applying its skills and knowledge to enhance the performance of dozens of drugs that have been marketed worldwide. today, products enabled by EDt technologies are used by millions of patients each day. 0 Elan Corporation, plc 2007 Annual Report

Alzheimer's Disease

Elan's Approach to Alzheimer's Disease

A hallmark pathology of Alzheimer's disease is the formation of plaques made of beta amyloid that are formed through a process known as the beta amyloid cascade. Beta amyloid is actually a small part of a larger protein called the amyloid precursor protein (APP). Beta amyloid is formed when enzymes called secretases "clip" (or cleave) APP. It is becoming increasingly clear that once beta amyloid is released, it exists in multiple physical forms with distinct functional activities. It is believed that the toxic effects of these forms are likely responsible for the complex mental disruption characteristic of Alzheimer's disease.

Our scientists are investigating three key therapeutic approaches that target the elimination and prevention of production or aggregation of beta amyloid. In collaboration with Wyeth, we are developing beta amyloid immunotherapies. Separately, we have research programmes focused on small molecule inhibitors of beta secretase and gamma secretase, enzymes whose actions result in the over-production of beta amyloid in the brains of patients with Alzheimer's disease. In collaboration with Transition Therapeutics, Inc. (Transition), we are developing a small molecule therapeutic that acts by breaking down and preventing the aggregation of beta amyloid fibrils.

Beta Amyloid Immunotherapies

Beta amyloid immunotherapy pioneered by Elan involves the treatment of Alzheimer's disease by inducing or enhancing the body's immune response in order to clear toxic species of beta amyloid from the brain. In collaboration with Wyeth, our scientists have been developing a series of monoclonal antibodies and active immunisation approaches that may have the ability to selectively clear a variety of beta amyloid species. These new

Our original approach to AD includes a network of diverse organisations, whose unique expertise allows us to understand and tackle the disease from many perspectives. We collaborate with leading researchers and labs around the world to enhance the field's basic understanding of the disease, and launched a programme in 2005 with the Alzheimer's Drug Discovery Foundation (ADDF) to provide funding for promising early-stage research efforts that seek to identify novel therapeutic targets. With Wyeth and Transition Therapeutics, we are moving specific programmes through the clinic and closer to patients. And we support organisations like the Alzheimer's Association, whose mission is to advance understanding of AD and provide information and services to those who are affected.

Wyeth

Transition therapeutics inc.

Alzheimer's Drug Discovery Foundation

alzheimer's association®

Elan Corporation, plc 2007 Annual Report 11

Alzheimer’s Disease Alzheimer’s disease is a degenerative brain disorder that primarily affects older people. it can begin with simple forgetfulness, but rapidly progresses into more advanced symptoms, including confusion, language disturbances, personality and behavior changes, impaired judgement and profound dementia. As the disease advances, most patients will eventually need complete skilled nursing care, and in the absence of other illnesses, the progressive loss of brain function will likely cause death. it is estimated that more than 5 million Americans and more than 24 million people worldwide, at the age of 60 years or older, suffer from some form of dementia. Elan’s Approach to • preventing production of beta Alzheimer’s Disease amyloid in the brain (secretase A hallmark pathology of Alzheimer’s inhibitors). our original approach to AD includes disease is the formation of plaques our scientists are investigating a network of diverse organisations, made of beta amyloid that are three key therapeutic approaches whose unique expertise allows us to formed through a process known that target the elimination and understand and tackle the disease from as the beta amyloid cascade. Beta prevention of production or many perspectives. We collaborate with amyloid is actually a small part of aggregation of beta amyloid. in leading researchers and labs around a larger protein called the amyloid collaboration with Wyeth, we are the world to enhance the field’s basic precursor protein (App). Beta developing beta amyloid immu- understanding of the disease, and amyloid is formed when enzymes notherapies. Separately, we have launched a programme in 2005 with the called secretases “clip” (or cleave) research programmes focused on Alzheimer’s Drug Discovery Foundation App. it is becoming increasingly small molecule inhibitors of beta (ADDF) to provide funding for promising clear that once beta amyloid is secretase and gamma secretase, early-stage research efforts that seek released, it exists in multiple enzymes whose actions result in to identify novel therapeutic targets. physical forms with distinct func-the over-production of beta amyloid With Wyeth and transition therapeutics, tional activities. it is believed that in the brains of patients with we are moving specific programmes the toxic effects of these forms are Alzheimer’s disease. in collabora- through the clinic and closer to patients. likely responsible for the complex tion with transition therapeutics, And we support organisations like the mental disruption characteristic of inc. (transition), we are developing Alzheimer’s Association, whose mis-Alzheimer’s disease. a small molecule therapeutic that sion is to advance understanding of AD our scientific approach to treating acts by breaking down and pre- and provide information and services to Alzheimer’s disease focuses on the venting the aggregation of beta those who are affected. beta amyloid hypothesis, as it is amyloid fibrils. believed that blocking the generation of beta amyloid in the brain or Beta Amyloid Immunotherapies enhancing the clearance of beta Beta amyloid immunotherapy amyloid from the brain will result pioneered by Elan involves the treat-in the successful treatment of ment of Alzheimer’s disease by Alzheimer’s disease patients. our inducing or enhancing the body’s efforts are focused on three distinct immune response in order to clear aspects of the beta amyloid cascade: toxic species of beta amyloid from the brain. in collaboration with · Clearing existing beta amyloid Wyeth, our scientists have been from the brain (beta amyloid developing a series of monoclonal immunotherapies); antibodies and active immunisa-• preventing aggregation of beta tion approaches that may have the amyloid in the brain (ElnD005); ability to selectively clear a variety and of beta amyloid species. these new Elan Corporation, plc 2007 Annual Report ___ approaches have th e potential to immune responses. Bapineuzumab deliver immunotherapies with robust has received fast-track designation and specific therapeutic activity. from the FDA, which means that it the first candidate from the col- may receive expedited approval in laboration with Wyeth, An-1792 certain circumstances, in recogni-(an immunoconjugate vaccine), tion of its potential to address the showed great promise but was significant unmet needs of patients discontinued in 2002 when a small with Alzheimer’s disease. subset of patients (6%) developed in May 2007, Elan and Wyeth a type of brain inflammation. the announced the decision to initiate An-1792 programme played a major a phase 3 clinical programme for role in advancing the understanding bapineuzumab. the phase 3 proof the relationship between beta gramme encompasses studies in amyloid and Alzheimer’s disease, north America and the rest of the and contributed to a growing body world (RoW). in December 2007, of scientific evidence pointing to we announced that the first patient the promise of immunotherapies as had been dosed in the studies potential treatments for Alzheimer’s taking place in north America. it is disease. long-term follow-up expected that the RoW studies will data presented in 2007 evaluated begin enrolling patients during the participants from the An-1792 first half of 2008. phase 2 clinical trial and found that the phase 3 programme includes 4.5 years after dosing had stopped, four randomised, double-blinded, patients who had responded to placebo controlled studies across treatment continued to show sig- two subpopulations, which are nificantly slower decline, compared designed to total approximately to placebo patients, on two key 4,000 patients with mild to mod-measures of patient function: the erate AD at approximately 350 Disability Assessment for Dementia sites. the treatment duration for and the Dependence Scale. each patient is 18 months with Based upon the proof of principle patients to be equally distrib-established by work on An-1792, uted between north America Microglia are cells that help protect the four distinct new programmes and the rest of the world. the brain and central nervous system from emerged that seek to build upon studies stratify patients by ApoE4 invading micro-organisms. this image, the promising efficacy signal, genotype, and all studies have co-produced in Elan labs, shows microglia including bapineuzumab (AAB-001), primary efficacy end points — one (in green) engulfing an amyloid plaque which is generally viewed as one cognitive and one functional. (in red) in a mouse model of Alzheimer’s of the most advanced programmes two phase 2 studies of bapineu-disease after treatment with bapineu- with disease-modifying potential in zumab remain ongoing and are zumab (AAB-001). the field, and ACC-001. expected to be completed in 2008. Both studies are randomised, approaches have the potential to deliver immunotherapies with robust and specific therapeutic activity.

The first candidate from the collaboration with Wyeth, AN-1792 (an immunoconjugate vaccine), showed great promise but was discontinued in 2002 when a small subset of patients (6%) developed a type of brain inflammation. The AN-1792 programme played a major role in advancing the understanding of the relationship between beta amyloid and Alzheimer's disease, and contributed to a growing body of scientific evidence pointing to the promise of immunotherapies as potential treatments for Alzheimer's disease. Long-term follow-up data presented in 2007 evaluated participants from the AN-1792 Phase 2 clinical trial and found that 4.5 years after dosing had stopped, patients who had responded to treatment continued to show significantly slower decline, compared to placebo patients, on two key measures of patient function: the Disability Assessment for Dementia and the Dependence Scale.

Based upon the proof of principle established by work on AN-1792, four distinct new programmes emerged that seek to build upon the promising efficacy signal, including bapineuzumab (AAB-001), which is generally viewed as one of the most advanced programmes with disease-modifying potential in the field, and ACC-001.

Microglia are cells that help protect the brain and central nervous system from invading micro-organisms. This image, produced in Elan labs, shows microglia (in green) engulfing an amyloid plaque (in red) in a mouse model of Alzheimer's disease after treatment with bapineuzumab (AAB-001).

Bapineuzumab (AAB-001) and AAB-002 with Wyeth

Bapineuzumab (AAB-001) is an experimental humanised monoclonal antibody delivered intravenously that is being studied as a potential treatment for mild to moderate Alzheimer's disease. Bapineuzumab is thought to bind to and clear beta amyloid peptide in the brain. It is designed to provide antibodies to beta amyloid directly to the patient, rather than requiring patients to mount their own immune responses. Bapineuzumab has received fast-track designation from the FDA, which means that it may receive expedited approval in certain circumstances, in recognition of its potential to address the significant unmet needs of patients with Alzheimer's disease.

In May 2007, Elan and Wyeth announced the decision to initiate a Phase 3 clinical programme for bapineuzumab. The Phase 3 programme encompasses studies in North America and the rest of the world (ROW). In December 2007, we announced that the first patient had been dosed in the studies taking place in North America. It is expected that the ROW studies will begin enrolling patients during the first half of 2008.

The Phase 3 programme includes four randomised, double-blinded, placebo controlled studies across two subpopulations, which are designed to total approximately 4,000 patients with mild to moderate AD at approximately 350 sites. The treatment duration for each patient is 18 months with patients to be equally distributed between North America and the rest of the world. The studies stratify patients by ApoE4 genotype, and all studies have co-primary efficacy end points — one cognitive and one functional.

Two Phase 2 studies of bapineuzumab remain ongoing and are expected to be completed in 2008. Both studies are randomised, double-blind, placebo-controlled, multiple ascending dose studies with four dose cohorts. The main Phase 2 study enrolled approximately 240 patients, and the other enrolled approximately 30 patients and included a beta amyloid imaging component. Both studies are being conducted in patients with mild to moderate Alzheimer's disease. The patients are being followed for 18 months. Data from the Phase 1 clinical study presented

12 Elan Corporation, plc 2007 Annual Report

Bapineuzumab (AAB-00_) and
AAB-00___with Wyeth double-blind, placebo-controlled, Bapineuzumab (AAB-001) is multiple ascending dose studies an experimental humanised with four dose cohorts. the main monoclonal antibody delivered phase 2 study enrolled approxi-intravenously that is being studied mately 240 patients, and the other as a potential treatment for mild enrolled approximately 30 patients to moderate Alzheimer’s disease. and included a beta amyloid Bapineuzumab is thought to bind to imaging component. Both studies and clear beta amyloid peptide in are being conducted in patients the brain. it is designed to provide with mild to moderate Alzheimer’s antibodies to beta amyloid directly disease. the patients are being fol-to the patient, rather than requiring lowed for 18 months. Data from the patients to mount their own phase 1 clinical study presented ___Elan Corporation, plc 2007 Annual Report in 2006 showed a statistically significant improvement, compared to placebo, on a key measure of cognitive function: the Mini-Mental State Examination.

In addition to the intravenous formulation of bapineuzumab, a subcutaneous formulation of this antibody is in Phase 1 clinical trials, and AAB-002, a back-up compound to bapineuzumab, is in the preclinical phase.

ACC-001 (Active Immunotherapeutic Conjugate) with Wyeth

ACC-001 is a novel beta amyloid immunoconjugate that leverages the innovative conjugate technology that Wyeth has used in some of its vaccine products. ACC-001 has also been granted fast track designation by the FDA and is in Phase 2 clinical trials. The ACC-001 approach is intended to induce a highly specific antibody response to beta amyloid. The goal is to clear beta amyloid while minimising side effects such as inflammation of the central nervous system.

ELND005 with Transition

In 2006, we entered into an exclusive, worldwide collaboration with Transition for the joint development and commercialisation of a novel therapeutic agent for Alzheimer's disease.

The molecule, ELND005, is a beta-amyloid anti-aggregate that has been granted fast track designation by the FDA. Based upon preclinical data, by blocking the aggregation of beta amyloid, clearance of amyloid occurs and plaque build up is prevented. Daily oral treatment with this compound has been shown to prevent cognitive decline in a transgenic mouse model of Alzheimer's disease, with reduced amyloid plaque load in the brain and increased survival rate of these animals.

In December 2007, Elan and Transition announced that the first patient had been dosed in a Phase 2 clinical study. This study is a randomised, double-blind, placebo-controlled, dose-ranging study which evaluates the safety and efficacy of ELND005 in approximately 340 patients with mild to moderate Alzheimer's disease. The patients are being followed for 18 months.

In 2007, it was also announced that multiple Phase 1 clinical studies had been completed that further evaluated the safety, tolerability and pharmacokinetic profile of this compound. ELND005 was found to be safe and well-tolerated at all doses and dosing regimens examined. No severe or serious adverse events were observed. ELND005 was also shown to be orally bioavailable, cross the blood-brain barrier and achieve levels in the brain and cerebral spinal fluid shown to be effective in animal models of Alzheimer's disease.

Secretase Inhibitors: Beta and Gamma

Beta and gamma secretases are proteases (enzymes that break down other proteins) that appear to clip the APP, resulting in the formation of beta amyloid. This is significant because if the clipping of APP could be prevented, the pathology of Alzheimer's disease may be changed. We have been at the forefront of research in this area, publishing extensively since 1989, and have developed and are pursuing advanced discovery programmes focused on molecule inhibitors of beta and gamma secretases.

Beta Secretase

Beta secretase is believed to initiate the first step in the formation of beta amyloid, the precursor to plaque development in the brain. Our findings concerning the role beta secretase plays in beta amyloid production, published in Nature in 1999, are considered a landmark discovery. Today, we continue to be at the centre of understanding the complexities of beta secretase. Our ongoing preclinical drug discovery efforts in this area focus on inhibiting beta secretase and its role in the progression of Alzheimer's disease pathology.

Gamma Secretase

Gamma secretase is an unusual multi-protein complex that is thought to play a significant role in the formation of beta amyloid. We have played a critical leadership role in the increased awareness of how gamma secretase may affect Alzheimer's disease pathology. Our finding, published in the Journal of Neurochemistry in 2001, that functional gamma secretase inhibitors appear to reduce beta amyloid levels in the brain, was an important step in this area of Alzheimer's disease research. We continue to progress our gamma secretase discovery programme.

In addition to internal programmes, we retain certain rights to an Eli Lilly and Company (Lilly) LY 450139 compound, which arose from a collaborative research between the two companies that began in 1988 and ended in 1998. In January 2008, Lilly announced that it has commenced preparatory work for Phase 3 trials for LY 450139 for mild to moderate AD patients, with estimated enrollment of 1,500 patients. Each patient's participation is expected to last approximately two years.

Elan Corporation, plc 2007 Annual Report 13

in 2006 showed a statistically sig- patient had been dosed in a phase be at the centre of understanding nificant improvement, compared to 2 clinical study. this study is a the complexities of beta secretase. placebo, on a key measure of cogni- randomised, double-blind, placebo- our ongoing preclinical drug dis-tive function: the Mini-Mental State controlled, dose-ranging study covery efforts in this area focus on Examination. which evaluates the safety and effi- inhibiting beta secretase and its role in addition to the intravenous cacy of ElnD005 in approximately in the progression of Alzheimer’s formulation of bapineuzumab, a 340 patients with mild to moderate disease pathology. subcutaneous formulation of this Alzheimer’s disease. the patients are being followed for 18 months. Gamma Secretase antibody is in phase 1 clinical trials, gamma secretase is an unusual and AAB-002, a back-up compound in 2007, it was also announced that multi-protein complex that is to bapineuzumab, is in the preclin- multiple phase 1 clinical studies thought to play a significant role in ical phase. had been completed that further the formation of beta amyloid. We evaluated the safety, tolerability and ACC-00___(Active Immuno- have played a critical leadership pharmacokinetic profile of this com-therapeutic Conjugate) with role in the increased awareness of pound. ElnD005 was found to be Wyeth how gamma secretase may affect safe and well-tolerated at all doses ACC-001 is a novel beta amyloid Alzheimer’s disease pathology. our and dosing regimens examined. no immunoconjugate that leverages finding, published in the Journal severe or serious adverse events the innovative conjugate technology of neurochemistry in 2001, that were observed. ElnD005 was that Wyeth has used in some of its functional gamma secretase inhibi-also shown to be orally bioavail-vaccine products. ACC-001 has also tors appear to reduce beta amyloid able, cross the blood-brain barrier been granted fast track designation levels in the brain, was an impor-and achieve levels in the brain by the FDA and is in phase 2 clinical tant step in this area of Alzheimer’s and cerebral spinal fluid shown to trials. the ACC-001 approach is disease research. We continue to be effective in animal models of intended to induce a highly specific progress our gamma secretase dis-Alzheimer’s disease. antibody response to beta amyloid. covery programme. the goal is to clear beta amyloid Secretase Inhibitors: Beta and in addition to internal programmes, while minimising side effects such Gamma we retain certain rights to an Eli as inflammation of the central Beta and gamma secretases are lilly and Company (lilly) ly 450139 nervous system. proteases (enzymes that break compound, which arose from a down other proteins) that appear collaborative research between ELND00___with Transition to clip the App, resulting in the the two companies that began in 2006, we entered into an exclu-formation of beta amyloid. this is in 1988 and ended in 1998. in sive, worldwide collaboration with significant because if the clipping January 2008, lilly announced transition for the joint development of App could be prevented, the that it has commenced prepara-and commercialisation of a novel pathology of Alzheimer’s disease tory work for phase 3 trials for ly therapeutic agent for Alzheimer’s may be changed. We have been 450139 for mild to moderate AD disease. at the forefront of research in patients, with estimated enrollment the molecule, ElnD005, is a this area, publishing extensively of 1,500 patients. Each patient’s beta-amyloid anti-aggregate that since 1989, and have developed participation is expected to last has been granted fast track des- and are pursuing advanced dis- approximately two years. ignation by the FDA. Based upon covery programmes focused on preclinical data, by blocking the molecule inhibitors of beta and aggregation of beta amyloid, clear- gamma secret ases. ance of amyloid occurs and plaque build up is prevented. Daily oral Beta Secretase treatment with this compound Beta secretase is believed to ini-has been shown to prevent cogni- tiate the first step in the formation tive decline in a transgenic mouse of beta amyloid, the precursor to model of Alzheimer’s disease, with plaque development in the brain. reduced amyloid plaque load in the our findings concerning the role brain and increased survival rate of beta secretase plays in beta amyloid these animals. production, published in nature in 1999, are considered a landmark in December 2007, Elan and discovery. today, we continue to transition announced that the first Elan Corporation, plc 2007 Annual Report ___

Parkinson's Disease

Elan's Parkinson's Research

Elan's early discovery efforts in Parkinson's disease were guided by our expertise and leadership in Alzheimer's disease research. Our scientists have made significant scientific progress to date in identifying unusual modified forms of alpha-synuclein in human Parkinson's disease brain tissue. These unique forms have led us to a series of therapeutic targets that will be a focus of our small and large molecule drug discovery efforts over the next few years.

Our scientists are also studying parkin, a protein found in the brain that has been genetically linked to Parkinson's disease. Parkin may be involved in the elimination of misfolded proteins within neurons. Some familial forms of Parkinson's disease have been linked to mutations in parkin, and we are actively studying the relationship between parkin activity and neurodegeneration. This research is in the drug discovery stage.

Parkinson's disease is characterised by the death of cells in the brain that produce dopamine, a neurotransmitter that helps control movement and behavior. These images, produced in Elan labs, illustrate dopamine cell loss in an animal model of the disease. On the left, the dense dark lines represent abundant dopamine cells in the substantia nigra (top) and striatum (bottom) of a normal animal. On the right, you see degeneration of those cells in an animal expressing the disease pathology.

In addition to our internal programmes for PD, we collaborate with world class experts to expand the body of scientific knowledge around this disease. Our researchers have been actively working with scientists from The Parkinson's Institute and Clinical Center and have made significant progress in developing a new animal model, which could enable our ability to evaluate new approaches to treating this disease. In 2007, we expanded our effort with the Michael J. Fox Foundation by initiating a grant programme designed to identify and fund promising projects, helping them to advance more quickly from the lab to the clinic.

The Parkinson's Institute and Clinical Center

The Michael J. Fox Foundation for Parkinson's Research

14 Elan Corporation, plc 2007 Annual Report

Parkinson’s Disease parkinson’s disease is a progressive degenerative neurologic movement disorder that destroys nerve cells in the part of the brain responsible for muscle control and movement. this creates problems walking, maintaining balance and coordination in patients diagnosed with the disease. it is estimated that 1.5 million Americans currently have parkinson’s disease, with 60,000 new cases diagnosed each year. the condition usually develops after the age of 65, but an estimated 15% of sufferers are diagnosed before the age of 50. Elan’s Parkinson’s Research Elan’s early discovery efforts in parkinson’s disease were guided by our expertise and leadership in Alzheimer’s disease research. in addition to our internal programmes our scientists have made sig-for pD, we collaborate with world class nificant scientific progress to date experts to expand the body of scientific in identifying unusual modified knowledge around this disease. our forms of alpha-synuclein in human researchers have been actively work- parkinson’s disease brain tissue. ing with scientists from the parkinson’s these unique forms have led us institute and Clinical Center and have to a series of therapeutic targets made significant progress in developing that will be a focus of our small a new animal model, which could enable and large molecule drug discovery our ability to evaluate new approaches efforts over the next few years. to treating this disease. in 2007, we our scientists are also studying parkinson’s disease is characterised by expanded our effort with the Michael parkin, a protein found in the brain the death of cells in the brain that pro-J. Fox Foundation by initiating a grant that has been genetically linked to duce dopamine, a neurotransmitter that programme designed to identify and parkinson’s disease. parkin may helps control movement and behavior. fund promising projects, helping them be involved in the elimination of these images, produced in Elan labs, to advance more quickly from the lab to misfolded proteins within neurons. illustrate dopamine cell loss in an animal the clinic. Some familial forms of parkinson’s model of the disease. on the left, the disease have been linked to muta- dense dark lines represent abundant tions in parkin, and we are actively dopamine cells in the substantia nigra studying the relationship between (top) and striatum (bottom) of a normal parkin activity and neurodegenera- animal. on the right, you see degeneration. this research is in the drug tion of those cells in an animal express-discovery stage. ing the disease pathology. ___Elan Corporation, plc 2007 Annual Report

Multiple Sclerosis

Alpha 4 Integrin and *Tysabri*

Our therapeutic strategy for treating autoimmune diseases is to identify mechanisms common to autoimmune diseases and develop novel therapeutics that stop the underlying causes of disease. Alpha 4 integrin is a protein expressed by immune cells that allows those cells to leave the bloodstream and invade target tissues. Blocking alpha 4 integrin stops immune cells from entering tissues.

Tysabri is an alpha 4 integrin antagonist. *Tysabri* is designed to inhibit immune cells from leaving the bloodstream and to prevent these immune cells from migrating into chronically inflamed tissue where they may cause or maintain inflammation. *Tysabri* was developed and is now being commercialised by Elan in collaboration with Biogen Idec Inc. (Biogen Idec).

***Tysabri* for the Treatment of Multiple Sclerosis**

In the United States, Europe and the ROW, provisions are in place to ensure patients are informed of the risks associated with *Tysabri* therapy, including progressive multifocal leukoencephalopathy (PML), and to enhance collection of post-marketing data on the safety and utilisation of *Tysabri* for MS. PML is an opportunistic viral infection of the brain that usually leads to death or severe disability. Three cases of PML were detected in clinical trials with *Tysabri* among patients who were also taking other therapies, leading to a temporary marketing suspension of the product in the United States in February 2005.

As of late December 2007, there were approximately 21,100 patients receiving *Tysabri* in either clinical or commercial settings, with 12,900 patients on *Tysabri* in the U.S. commercial setting, 7,500 on *Tysabri* outside of the United States in the commercial setting, and 700 patients in global clinical trials. The safety data to date continue to support a favourable benefit-risk profile for *Tysabri*. There have been no new reports of confirmed cases of PML since the U.S. reintroduction and EU launch in July 2006. Global in-market net sales of *Tysabri* totalled $342.9 million for 2007 (2006: $38.1 million).

Since the late 1990's, we have actively collaborated with Biogen Idec to develop and commercialise natalizumab for multiple indications, including MS. By the end of the 2007, *Tysabri* was approved for MS in 30 countries around the world, and over 21,000 patients were using this treatment. In addition, we support the work of patient advocacy groups, like the National Multiple Sclerosis Society, that offer support and services to MS patients that help enable them to live full and productive lives.

biogen idec™

MS National Multiple Sclerosis Society

Elan Corporation, plc 2007 Annual Report 15

Multiple Sclerosis in autoimmune diseases such as MS and CD, the immune system mistakenly targets the cells, tissues and organs of a person’s body, generally causing inflammation. inflammation is a response of body tissues to trauma, infection, chemical or physical injury, allergic reaction or other factors. it is usually characterised by a collection of cells and molecules at a target site. Different autoimmune diseases affect the body in different ways. For example, in MS, the autoimmune reaction is directed against the brain, and in Crohn’s disease, it is directed against the gastrointestinal tract. Autoimmune diseases are often chronic, affecting millions of people and requiring life-long care. Most autoimmune diseases cannot currently be reversed or cured. Alpha _ Integrin and Tysabri European Union, Switzerland, Canada, our therapeutic strategy for treating Australia, new Zealand and israel. Since the late 1990’s, we have actively autoimmune diseases is to identify in the United States, Europe and collaborated with Biogen idec to develop mechanisms common to autoimmune the RoW, provisions are in place to and commercialise natalizumab for diseases and develop novel therapeu- ensure patients are informed of the multiple indications, including MS. By the tics that stop the underlying causes of risks associated with Tysabri therapy, end of the 2007, Tysabri was approved disease. Alpha 4 integrin is a protein including progressive multifocal for MS in 30 countries around the world, expressed by immune cells that leukoencephalopathy (pMl), and to and over 21,000 patients were using this allows those cells to leave the blood- enhance collection of post-marketing treatment. in addition, we support the stream and invade target tissues. data on the safety and utilisation of work of patient advocacy groups, like the Blocking alpha 4 integrin stops Tysabri for MS. pMl is an opportunational Multiple Sclerosis Society, that immune cells from entering tissues. nistic viral infection of the brain that offer support and services to MS patients Tysabri is an alpha 4 integrin antago- usually leads to death or severe dis- that help enable them to live full and nist. Tysabri is designed to inhibit ability. three cases of pMl were productive lives. immune cells from leaving the blood- detected in clinical trials with Tysabri stream and to prevent these immune among patients who were also taking cells from migrating into chronically other therapies, leading to a tempo-inflamed tissue where they may rary marketing suspension of the cause or maintain inflammation. product in the United States in Tysabri was developed and is now February 2005. being commercialised by Elan in As of late December 2007, there collaboration with Biogen idec inc. were approximately 21,100 patients (Biogen idec). receiving Tysabri in either clinical or commercial settings, with 12,900 Tysabri for the Treatment of Multiple Sclerosis patients on Tysabri in the U.S. com-in June 2006, the FDA approved the mercial setting, 7,500 on Tysabri reintroduction of Tysabri as a mono- outside of the United States in the therapy to treat relapsing forms of commercial setting, and 700 patients MS. Approval for the marketing of in global clinical trials. the safety data Tysabri in the European Union was to date continue to support a favour-also received in June 2006. the distri- able benefit-risk profile for Tysabri. bution of Tysabri in both the United there have been no new reports of States and European Union com- confirmed cases of pMl since the menced in July 2006. Tysabri U.S. reintroduction and EU launch in currently is approved in more than July 2006. global in-market net sales 30 countries worldwide, including the of Tysabri totalled $342.9 million for United States, the countries of the 2007 (2006: $38.1 million). Elan Corporation, plc 2007 Annual Report ___

Crohn's Disease and Additional Indications

biogen idec™

GET YOUR GUTS IN GEAR
The Ride for Crohn's & Colitis

The disease usually causes diarrhea and crampy abdominal pain, often associated with fever and, at times, rectal bleeding. Loss of appetite and weight loss also may occur. Complications include narrowing of the intestine, obstruction, abscesses, fistulas (abnormal channels connecting the intestine and other organs, including the skin) and malnutrition. Most patients eventually require surgery, which has both risks and potential short- and long-term complications.

Crohn's disease can have a devastating impact on the lifestyle of patients, many of whom are young and active. Currently, there is no medical or surgical cure for CD. Many patients fail to respond to current therapies, including biological therapies such as agents that inhibit tumor necrosis factor alpha (TNF-alpha). Due to this failure of current therapies in CD, therapies that have alternate biological targets provide patients and physicians with therapeutic options.

Tysabri for the Treatment of Crohn's Disease

In January 2008, we were notified by the European Commission that it had denied marketing authorisation of *Tysabri* as a treatment of Crohn's disease.

Additional Indications for *Tysabri*

16 Elan Corporation, plc 2007 Annual Report

Crohn’s Disease and Additional Indications An estimated 500,000 people in the United States have Crohn’s disease, a chronic and progressive inflammatory disease of the gastrointestinal tract that commonly affects both men and women. Approximately 170,000 patients suffer from moderate to severe forms of the disease. the disease usually causes diarrhea maintenance therapy were evaluated and crampy abdominal pain, often asso- in 11 clinical studies, including three ciated with fever and, at times, rectal pivotal, randomised, double-blind, bleeding. loss of appetite and weight placebo-controlled, multi-centre trials. loss also may occur. Complications on 14 January 2008, the FDA include narrowing of the intestine, approved the supplemental Biologics obstruction, abscesses, fistulas license Application (sBlA) for (abnormal channels connecting the Tysabri, for inducing and maintaining intestine and other organs, including clinical response and remission in the skin) and malnutrition. Most adult patients with moderately to in January 2008, Tysabri was approved patients eventually require surgery, severely active CD, with evidence for treatment of Crohn’s disease in the which has both risks and potential of inflammation, who have had an US, bringing a new mechanism of action short- and long-term complications. inadequate response to, or are unable and new therapeutic choice to patients. Crohn’s disease can have a devas- to tolerate, conventional CD therapies tysabri is not approved for treatment of tating impact on the lifestyle of and inhibitors of tnF-alpha. Crohn’s disease in the EU. patients, many of whom are young in January 2008, we were notified and active. Currently, there is no by the European Commission that medical or surgical cure for CD. it had denied marketing authorisa-Many patients fail to respond to tion of Tysabri as a treatment of current therapies, including biological Crohn’s disease. therapies such as agents that inhibit tumor necrosis factor alpha (tnF- Additional Indications for Tysabri alpha). Due to this failure of current Elan and Biogen idec continue to therapies in CD, therapies that have explore additional indications for alternate biological targets provide Tysabri, including oncology and patients and physicians with thera- ulcerative colitis. An investigational peutic options. new Drug (inD) application was filed for Tysabri for multiple Tysabri for the Treatment of myeloma in 2007 and a proof of Crohn’s Disease concept study is planned for the We evaluated Tysabri as a treatment first half of 2008. for CD in collaboration with Biogen idec. the safety and efficacy of Tysabri as both an induction and ___Elan Corporation, plc 2007 Annual Report

Additional Autoimmune Diseases Research & Development

Our ongoing research in autoimmune diseases is primarily based on cell trafficking and focuses on discovering disease-modifying approaches to treating a wide range of autoimmune diseases, including MS and CD. *Tysabri* emerged from this research programme. In 2007, we continued our research exploring novel anti-inflammatory approaches through our collaboration with Archemix Corp. (Archemix) in addition to our core alpha 4 integrin programmes.

Since first publishing the hypothesis concerning the therapeutic potential of blocking alpha 4 integrin in 1992, our scientists have been expanding and refining our understanding of how cells enter tissues. Through this deep understanding, we have developed small molecules that can selectively block particular alpha 4 integrin interactions. We have advanced two compounds in this area, with ELND002 currently in Phase 1 and ELND004 expected to enter Phase 1 in the first half of 2008.

Elan Corporation, plc 2007 Annual Report 17

Additional Autoimmune Diseases Research & Development our ongoing research in autoimmune Since first publishing the hypothesis diseases is primarily based on cell concerning the therapeutic potential trafficking and focuses on discovering of blocking alpha 4 integrin in 1992, disease-modifying approaches to our scientists have been expanding treating a wide range of autoimmune and refining our understanding diseases, including MS and CD. of how cells enter tissues. through Tysabri emerged from this research this deep understanding, we have programme. in 2007, we continued developed small molecules that our research exploring novel anti- can selectively block particular inflammatory approaches through alpha 4 integrin interactions. We our collaboration with Archemix Corp. have advanced two compounds in (Archemix) in addition to our core this area, with ElnD002 currently alpha 4 integrin programmes. in phase 1 and ElnD004 expected to enter phase 1 in the first half of 2008. in inflammatory Bowel Disease, cells from the body’s own immune system migrate into tissues in the digestive tract, causing harmful inflammation. these images, produced in Elan labs, show immune cells infiltrating an inflamed intestinal lining in an animal model of the disease (top), and the intestinal lining returned to normal appearance after treatment with ElnD004, an oral small molecule designed to block such cell migration and thus prevent inflammation. Elan Corporation, plc 2007 Annual Report ___

Severe Chronic Pain

Pictured above is *conus magus*, a sea snail that lives in the tropical waters of the Philippine Islands. Scientists discovered that the paralysing venom — made up of peptides — used by the sea snail to hunt could stop some nerve cells from sending pain signals to the brain. This insight led to the development and approval of *Prialt* (ziconotide), a synthetic equivalent of the snail's venom that is indicated for the treatment of certain types of severe chronic pain. Severe chronic pain is a condition that requires a community of support and education. We are proud to work with organisations like the National Pain Foundation, which has provided reliable information and services to patients and their health care providers since 1998.

National Pain Foundation

www.nationalpainfoundation.org

Prialt

On December 28, 2004, the FDA approved *Prialt* for the management of severe chronic pain in patients for whom intrathecal therapy (IT) is warranted, and who are intolerant of or refractory to other treatments, such as systemic analgesics, adjunctive therapies or intrathecal morphine. *Prialt* is approved for use only in the Medtronic SynchroMed® EL, SynchroMed® II Infusion System and CADD-Micro® ambulatory infusion pump.

Prialt is administered through appropriate programmable microinfusion pumps that can be implanted or external and that release the drug into the fluid surrounding the spinal cord. *Prialt* is in a class of non-opioid analgesics known as N-type calcium channel blockers. It is a synthetic equivalent of a naturally occurring conopeptide found in a marine snail known as Conus magus. Research suggests that the novel mechanism of action of *Prialt* works by targeting and blocking N-type calcium channels on nerves that ordinarily transmit pain signals.

Prialt has been evaluated as an IT infusion in more than 1,200 patients participating in chronic pain trials. The longest treatment duration to date is more than eight years. This combined number of patients represents the largest IT analgesic safety database ever complied for any IT treatment. *Prialt* is used in a variety of severe chronic pain patients, including patients with failed back surgery, complex regional pain syndrome, cancer, AIDS and other non-malignant causes.

In January 2005, we launched *Prialt* in the United States. We believe *Prialt* represents an important therapeutic option addressing an unmet need and that it has the potential for significant patient impact in the area of severe neuropathic pain. In October 2007, the revised Polyanalgesic Consensus Guidelines were published and recommended *Prialt* as a first-line alternative to morphine and hydromorphone for the IT infusion treatment of severe chronic pain. Revenue from sales of *Prialt* totalled $12.3 million for 2007 (2006: $12.1 million).

18 Elan Corporation, plc 2007 Annual Report

Severe Chronic Pain our commercial activities related to meeting the needs of pain specialists addressing severe chronic pain involve Prialt, a new type of therapy for patients that we launched in the United States in January 2005. Prialt Prialt has been evaluated as an it on December 28, 2004, the FDA infusion in more than 1,200 patients approved Prialt for the management participating in chronic pain trials. of severe chronic pain in patients the longest treatment duration to for whom intrathecal therapy (it) is date is more than eight years. this warranted, and who are intolerant combined number of patients repre-of or refractory to other treatments, sents the largest it analgesic safety such as systemic analgesics, database ever complied for any it adjunctive therapies or intrathecal treatment. Prialt is used in a variety morphine. Prialt is approved for use of severe chronic pain patients, only in the Medtronic SynchroMed® including patients with failed back El, SynchroMed® ii infusion surgery, complex regional pain System and CADD-Micro® syndrome, cancer, AiDS and other ambulatory infusion pump. non-malignant causes. Prialt is administered through appro- in January 2005, we launched Prialt priate programmable microinfusion in the United States. We believe pumps that can be implanted or Prialt represents an important thera-pictured above is conus magus, a sea external and that release the drug peutic option addressing an unmet snail that lives in the tropical waters into the fluid surrounding the spinal need and that it has the potential of the philippine islands. Scientists cord. Prialt is in a class of non- for significant patient impact in discovered that the paralysing venom — opioid analgesics known as n-type the area of severe neuropathic made up of peptides — used by the sea calcium channel blockers. it is a pain. in october 2007, the revised snail to hunt could stop some nerve cells synthetic equivalent of a naturally polyanalgesic Consensus guidelines from sending pain signals to the brain. occurring conopeptide found in were published and recommended this insight led to the development and a marine snail known as Conus Prialt as a first-line alternative to approval of Prialt (ziconotide), a synthetic magus. Research suggests that the morphine and hydromorphone for equivalent of the snail’s venom that is novel mechanism of action of Prialt the it infusion treatment of severe indicated for the treatment of certain works by targeting and blocking chronic pain. Revenue from sales of types of severe chronic pain. Severe n-type calcium channels on nerves Prialt totalled $12.3 million for 2007 chronic pain is a condition that requires that ordinarily transmit pain signals. (2006: $12.1 million). a community of support and education. in March 2006, we sold the Prialt We are proud to work with organisations European rights to Eisai. like the national pain Foundation, which has provided reliable information and services to patients and their health care providers since 1998. www.nationalpainfoundation.org ___Elan Corporation, plc 2007 Annual Report

Maxipime and *Azactam*

Maxipime

Azactam

We licensed the U.S. marketing rights to this injectable antibiotic from Bristol-Myers in January 1999. *Azactam®* (aztreonam for injection, USP) is a monobactam and is principally used by surgeons, infectious disease specialists and internal medicine physicians to treat pneumonia, post-surgical infections and septicemia. *Azactam* is often used in these infections for patients who have a known or suspected penicillin allergy. Revenue from sales of *Azactam* totalled $86.3 million for 2007 (2006: $77.9 million). The basic U.S. patent on *Azactam* expired in October 2005. No generic *Azactam* product has been approved to date. While *Azactam* is available through distributors, we no longer promote this product.

Elan Corporation, plc 2007 Annual Report 19

Maxipime and Azactam Severe bacterial infections remain a major medical concern. We distribute two products that treat severe bacterial infections, each designed to address medical needs within the hospital environment. Maxipime Azactam We licensed the U.S. marketing We licensed the U.S. marketing rights to Maxipime® (cefepime rights to this injectable antibiotic hydrochloride) from Bristol-Myers from Bristol-Myers in January 1999. Squibb Company (Bristol-Myers) in Azactam® (aztreonam for injection, January 1999. Maxipime is a fourth- USp) is a monobactam and is prin-generation injectable cephalosporin cipally used by surgeons, infectious antibiotic used to treat patients disease specialists and internal with serious and/or life-threatening medicine physicians to treat pneu-infections. Revenue from sales of monia, post-surgical infections and Maxipime totalled $122.5 million septicemia. Azactam is often used for 2007 (2006: $159.9 million). in these infections for patients who the basic U.S. patent on Maxipime have a known or suspected peni-expired in March 2007. on 18 cillin allergy. Revenue from sales June 2007, the first generic formu- of Azactam totalled $86.3 million lation of cefepime hydrochloride for 2007 (2006: $77.9 million). was approved by the FDA. generic the basic U.S. patent on Azactam cefepime hydrochloride has, and expired in october 2005. no we expect it will continue to, generic Azactam product has been materially and adversely affect our approved to date. While Azactam is revenues from, and gross margin available through distributors, we for, Maxipime. While Maxipime is no longer promote this product. available through distributors, we no longer promote this product. please refer to the “Financial Review” for additional information concerning our revenue by category for 2007 and 2006. Elan Corporation, plc 2007 Annual Report

___Biopharmaceuticals Products and Pipeline Neurodegenerative Diseases Discovery Preclinical Phase 1 Alzheimer’s Disease Immunotherapies (with Wyeth) Phase 2 Phase 3 Filed Approved Marketed Bapineuzumab (AAB-001) Monoclonal Antibody Intravenous Bapineuzumab (AAB-001) Monoclonal Antibody Subcutaneous AAB-002 Monoclonal Antibody ACC-001 Immunoconjugate Alzheimer’s Disease Abeta Aggregation Inhibitors (with Transition Therapeutics) ELND005 Alzheimer’s Disease Secretase Inhibitors Beta Secretase Research Gamma Secretase Research Gamma Secretase Inhibitor (LY450139 — Eli Lilly) Parkinson’s Disease Parkinson’s Research Autoimmune Diseases Multiple Sclerosis (with Biogen Idec) Tysabri® (natalizumab) (U.S.) Tysabri® (natalizumab) (EU) Crohn’s Disease (with Biogen Idec) Tysabri® (natalizumab) (U.S.) Autoimmune Diseases Small Molecules natalizumab Follow-Ons Autoimmune Research Severe Chronic Pain and Infectious Diseases Severe Chronic Pain Prialt® (ziconotide intrathecal infusion) (U.S.) Infectious Diseases Azactam® (aztreonam for injection, USP) (U.S.) Maxipime® (cefepime hydrochloride) for Injection (U.S.) 0 Elan Corporation, plc 2007 Annual Report

Elan Drug Technologies

EDT is focused on using its extensive experience, proprietary drug delivery technologies and licensing capabilities to develop innovative products that deliver clinically meaningful benefits to patients. EDT's product development capabilities span formulation development, clinical trial management, analytical development, clinical trial material manufacturing, product scale-up, product registration and commercial manufacturing.

EDT generated $286.2 million in revenue in 2007, and an operating profit of $76.3 million. EDT generates revenue from two sources: from royalties and manufacturing fees from licensed products, and from contract revenues relating to R&D services, license fees and milestones.

Typically, EDT receives royalties in the single digit range as well as manufacturing fees based on cost plus arrangements where appropriate. More recently, EDT has brought product concepts to a later stage of development before out-licensing and as a result has been able to retain an increasing proportion of the economics. There are currently 22 products marketed by EDT licensees, with eight of these having been launched since 2001. EDT has a broad pipeline, with 17 products in clinical development, including three filed, four in Phase 3, five in Phase 2 and five in Phase 1. These marketed and pipeline products and EDT's technologies are protected by an extensive intellectual property portfolio, with approximately 1,700 patents and patent applications.

Technologies

NanoCrystal Technology

EDT's proprietary NanoCrystal® technology is a drug optimisation technology applicable to many poorly water-soluble compounds. It is an enabling technology for evaluating new chemical entities exhibiting poor water-solubility and a tool for optimising the performance of established drugs. NanoCrystal technology involves reducing crystalline drugs to particles under 400 nanometres in size. By reducing particle size, the exposed surface area of the drug is increased and then stabilised to maintain particle size. The drug in NanoCrystal form can be incorporated into common dosage forms, including tablets, capsules, inhalation devices, and sterile forms for injection, with the potential for substantial improvements to clinical performance.

The potential benefits of applying the NanoCrystal technology for existing and new products include:

- Enhancing oral bioavailability;
- Increased therapeutic effectiveness;
- Reducing/eliminating fed/fasted variability;
- Optimising delivery; and
- Increased absorption.

Supported by a robust patent estate, our proprietary technologies enable the development of new products and the enhancement of existing products. We have successfully worked with many licensees to support them in developing and manufacturing a full range of products in diverse therapeutic areas. Today, products that incorporate our technologies are benefiting over 3 million patients in more than 20 markets around the world. With more than 40 years of experience tackling challenging drug delivery and optimisation problems, we expect the number patients and licensees benefiting from our technologies to continue to grow.

ACORDA® THERAPEUTICS

Jazz Pharmaceuticals®

Solvay Pharmaceuticals

Elan Corporation, plc 2007 Annual Report 21

Elan Drug Technologies EDt is an established, profitable and growing specialty pharmaceutical business unit of Elan. For nearly 40 years, EDt has been applying its skills and knowledge to enhance the performance of dozens of drugs that have been marketed worldwide. today, products enabled by EDt technologies are used by millions of patients each day. EDt is focused on using its exten- five in phase 1. these marketed sive experience, proprietary drug and pipeline products and EDt’s delivery technologies and licensing technologies are protected by an capabilities to develop innova- extensive intellectual property tive products that deliver clinically portfolio, with approximately 1,700 meaningful benefits to patients. patents and patent applications. EDt’s product development capabilities span formulation devel- Technologies opment, clinical trial management, NanoCrystal Technology EDt’s proprietary nanoCrystal® Supported by a robust patent estate, analytical development, clinical trial technology is a drug optimisation our proprietary technologies enable the material manufacturing, product technology applicable to many development of new products and the scale-up, product registration and poorly water-soluble compounds. enhancement of existing products. We commercial manufacturing. it is an enabling technology for have successfully worked with many EDt has manufacturing and licensees to support them in developing research facilities in the United evaluating new chemical entities exhibiting poor water-solubility and manufacturing a full range of States and ireland. products in diverse therapeutic areas. and a tool for optimising the per-EDt generated $286.2 million in today, products that incorporate our formance of established drugs. revenue in 2007, and an operating technologies are benefiting over 3 million nanoCrystal technology involves profit of $76.3 million. EDt gener- patients in more than 20 markets around reducing crystalline drugs to par-ates revenue from two sources: the world. With more than 40 years of ticles under 400 nanometres in from royalties and manufacturing experience tackling challenging drug size. By reducing particle size, the fees from licensed products, and delivery and optimisation problems, we exposed surface area of the drug from contract revenues relating expect the number patients and licensees is increased and then stabilised to to R&D services, license fees benefiting from our technologies to maintain particle size. the drug in and milestones. continue to grow. nanoCrystal form can be incorpo-typically, EDt receives royalties rated into common dosage forms, in the single digit range as well including tablets, capsules, inhala-as manufacturing fees based on tion devices, and sterile forms for cost plus arrangements where injection, with the potential for appropriate. More recently, EDt substantial improvements to has brought product concepts to a clinical performance. later stage of development before the potential benefits of applying out-licensing and as a result has the nanoCrystal technology for been able to retain an increasing existing and new products include: proportion of the economics. there are currently 22 products marketed • Enhancing oral bioavailability; by EDt licensees, with eight of • increased therapeutic these having been launched since effectiveness; 2001. EDt has a broad pipeline, • Reducing/eliminating fed/fasted with 17 products in clinical devel- variability; opment, including three filed, four • optimising delivery; and in phase 3, five in phase 2 and • increased absorption. Elan Corporation, plc 2007 Annual Report

EDT's NanoCrystal technology has now been incorporated into 4 commercialised products, with more than 30 other compounds at various stages of development.

Oral Controlled-Release (OCR) Technologies

OCR technologies provide significant benefits in developing innovative products that provide meaningful clinical benefits to patients. EDT has developed a range of OCR technologies, which it applies to help overcome many of the technical difficulties that have been encountered in developing oral controlled-release products. Oral controlled-release products are often difficult to formulate, develop and manufacture. As a result, significant experience, expertise and know-how are required to successfully develop such products.

EDT's OCR technologies are focused on using advanced drug delivery technology and its manufacturing expertise to formulate, develop and manufacture controlled-release, oral dosage form pharmaceutical products that improve the release characteristics and efficacy of active drug agents, and also provide improved patient convenience and compliance. The drug delivery technologies employed, coupled with its manufacturing expertise, enable EDT to cost-effectively develop value-added products and to enhance product positioning.

EDT's Business Strategy

EDT's business strategy is focused on profitably growing its business as a specialty pharmaceutical business unit of Elan, underpinned by its product development capabilities and drug delivery technologies. In the near to medium term, EDT will continue to drive growth through its existing approved licensed products and pipeline of 17 products in clinical development. In addition, EDT will seek to generate new pipeline opportunities by entering into further licensing arrangements with pharmaceutical companies, and identifying and developing proprietary products as EDT evolves its specialty pharmaceutical business model.

EDT's strategy, based on its comprehensive product development and proprietary technology platforms, involves two complementary elements:

- Selectively developing product candidates based on its proprietary technologies (Proprietary Product Candidates or PPCs) where EDT originates the product concept and ultimately develops the product to a later stage of development prior to out-licensing or making a decision to continue development itself, with a view to ultimately marketing the product by itself or in co-promotion with a marketing client; and
- Working with pharmaceutical companies to develop products through the application of EDT technologies to their pipeline and marketed products.

Development of PPCs involves lower risk, reduced costs and faster development timelines compared to traditional new chemical entity drug development. PPCs are based on existing drugs with known safety and efficacy profiles.

EDT intends to implement its strategies in the following manner:

1. Progress EDT's existing pipeline to generate future revenues and value;
2. Continue to build and develop EDT's product pipeline;
3. Capture an increasing share of revenues on products being developed by EDT through the evolution of its specialty pharmaceutical business strategy;
4. Continue to maintain EDT's position as a leading provider of drug optimisation solutions to pharmaceutical and biotechnology licensees; and
5. Enhance and expand its technologies, products and capabilities.

22 Elan Corporation, plc 2007 Annual Report

___EDt’s nanoCrystal technology has EDT’s Business Strategy Development of ppCs involves now been incorporated into 4 com- EDt’s business strategy is focused lower risk, reduced costs and faster mercialised products, with more on profitably growing its business development timelines compared to than 30 other compounds at various as a specialty pharmaceutical busi- traditional new chemical entity drug stages of development. ness unit of Elan, underpinned by development. ppCs are based on its product development capabilities existing drugs with known safety Oral Controlled-Release (OCR) and drug delivery technologies. in and efficacy profiles. Technologies the near to medium term, EDt will EDt intends to implement its strate-oCR technologies provide sig-continue to drive growth through gies in the following manner: nificant benefits in developing its existing approved licensed prod-innovative products that provide 1. progress EDt’s existing pipeline ucts and pipeline of 17 products in meaningful clinical benefits to to generate future revenues and clinical development. in addition, patients. EDt has developed a value; EDt will seek to generate new range of oCR technologies, which 2. Continue to build and develop pipeline opportunities by entering it applies to help overcome many of EDt’s product pipeline; into further licensing arrangements the technical difficulties that have with pharmaceutical companies, 3. Capture an increasing share of been encountered in developing and identifying and developing pro- revenues on products being oral controlled-release products. prietary products as EDt evolves its developed by EDt through the oral controlled-release products are specialty pharmaceutical business evolution of its specialty pharma-often difficult to formulate, develop model. ceutical business strategy; and manufacture. As a result, significant experience, expertise and EDt’s strategy, based on its com- 4. Continue to maintain EDt’s posi-know-how are required to success- prehensive product development tion as a leading provider of drug fully develop such products. and proprietary technology plat- optimisation solutions to phar-forms, involves two complementary maceutical and biotechnology EDt’s oCR technologies are elements: licensees; and focused on using advanced drug delivery technology and its manu- • Selectively developing product 5. Enhance and expand its technolo-facturing expertise to formulate, candidates based on its propri- gies, products and capabilities. develop and manufacture con- etary technologies (proprietary trolled-release, oral dosage form product Candidates or ppCs) pharmaceutical products that where EDt originates the improve the release characteristics product concept and ultimately and efficacy of active drug agents, develops the product to a later and also provide improved patient stage of development prior to convenience and compliance. out-licensing or making a deci-the drug delivery technologies sion to continue development employed, coupled with its manu- itself, with a view to ultimately facturing expertise, enable EDt marketing the product by itself or to cost-effectively develop value- in co-promotion with a marketing added products and to enhance client; and product positioning. • Working with pharmaceutical EDt’s suite of oCR technologies companies to develop products has been incorporated into many through the application of EDt commercialised products. EDt’s technologies to their pipeline and oCR technology platform allows marketed products. a range of release profiles and dosage forms to be engineered. Customised release profiles for oral dosage forms such as extended release, delayed release and pulsatile release have all been successfully developed and commercialised. ___Elan Corporation, plc 2007 Annual Report

Elan Drug Technologies Products and Pipeline Marketed Products 22 products that incorporate EDt technologies are currently marketed by EDt licensees, and on which EDt receives royalties and in some cases manufacturing fees, including: Licensee Product Indication Abbott Laboratories TriCor® Cholesterol Merck & Co., Inc. Emend® Nausea post chemo Novartis AG Focalin®/Ritalin® ADHD(1) Wyeth Rapamune® Anti-Rejection Victory Pharma Naprelan® NSAID(2) — Pain King Pharmaceuticals, Inc. Avinza® Chronic pain Par Pharmaceutical Co., Inc. Megace®ES Cachexia Acorda Therapeutics, Inc. Zanaflex® Muscle spasticity (1) Attention Deficit Hyperactivity Disorder (2) non-Steroidal Anti-inflammatory Drug Pipeline Products in addition, EDt has a large number of projects at the preclinical or formulation development stage. Licensee Product Phase 1 Phase 2 Phase 3 Filed Approved Jazz Pharmaceuticals Inc. Luvox CR® Johnson & Johnson Paliperidone Pal. Depot Merck & Co., Inc. Emend® Japan Acorda Therapeutics, Inc. Fampridine SR EDT proprietary Morphelan EU EDT proprietary Megestrol EU MAP Pharmaceuticals, Inc. Budesonide Entremed, Inc. Panzem® Solvay S.A. Zolip Zogenix, Inc. CR Opioid Nitromed Inc. Bidil XR® Sanofi Aventis S.A. Not disclosed Roche Not disclosed Johnson & Johnson Not disclosed Sanofi Aventis S.A. Not disclosed Aegera Therapeutics, Inc. LS104 Entremed, Inc. Not disclosed Elan Corporation, plc 2007 Annual Report ___

Environment the U.S. market is our most important market. Refer to note 4 to the Consolidated Financial Statements for an analysis of revenue by geographic region. For this reason, the factors discussed below, such as “government Regulation” and “product Approval,” place emphasis on requirements in the United States. Government Regulation in June 2001, we received a letter from the Federal the pharmaceutical industry is subject to significant trade Commission (FtC) stating that the FtC was regulation by international, national, state and local conducting a non-public investigation to determine governmental regulatory agencies. pharmaceutical whether Brightstone pharma, inc. (Brightstone), Elan product registration is primarily concerned with the Corporation, plc or others may have engaged in an safety, efficacy and quality of new drugs and devices effort to restrain trade by entering into an agreement and, in some countries, their pricing. A product must that may restrict the ability of Brightstone or others to generally undergo extensive clinical trials before it can market a bioequivalent or generic version of naprelan. be approved for marketing. the process of developing a in october 2001, our counsel met informally with the new pharmaceutical product, from idea to commerciali- FtC staff to discuss the matter. no further communica-sation, can take in excess of 10 years. tion from the FtC was received until December 2002, governmental authorities, including the FDA and compa- when we were served with a subpoena duces tecum rable regulatory authorities in other countries, regulate from the FtC for the production of documents related the design, development, testing, manufacturing and to naprelan. We have voluntarily provided documents marketing of pharmaceutical products. non-compliance and witness testimony in response to the subpoena with applicable requirements can result in fines and and continue to cooperate with the FtC relating to this other judicially imposed sanctions, including product sei- investigation. We do not believe that it is feasible to zures, import restrictions, injunctive actions and criminal predict or determine the outcome of the investigation prosecutions. in addition, administrative remedies can and any possible effect on our business, or to reason-involve requests to recall violative products; the refusal ably estimate the amounts or potential range of loss, if of the government to enter into supply contracts; or the any, with respect to the resolution of the investigation. refusal to approve pending product approval applications in January 2006, we received a subpoena from the for drugs, biological products or medical devices until U.S. Department of Justice and the Department manufacturing or other alleged deficiencies are brought of Health and Human Services, office of inspector into compliance. the FDA also has the authority to general, asking for documents and materials primarily cause the withdrawal of approval of a marketed product related to our marketing practices for Zonegran. in or to impose labelling restrictions. April 2004, we completed the sale of our interests in in addition, the U.S. Centers for Disease Control and Zonegran in north America and Europe to Eisai. We are prevention regulate select biologics and toxins. this cooperating with the government in its investigation. includes registration and inspection of facilities involved the resolution of this Zonegran matter could require in the transfer or receipt of select agents. Select agents Elan to pay substantial fines and to take other actions are subject to specific regulations for packaging, label- that could have a material adverse effect on Elan. in ling and transport. non-compliance with applicable April 2006, Eisai delivered to Elan a notice making a requirements could result in criminal penalties and the contractual claim for indemnification in connection with disallowance of researc h and manufacturing of clinical a similar subpoena received by Eisai. products. Exemptions are provided for select agents Product Approval used for a legitimate medical purpose or for biomedical preclinical tests assess the potential safety and efficacy research, such as toxins for medical use and vaccines. of a product candidate in animal models. the results of the pricing of pharmaceutical products is regulated in these studies must be submitted to the FDA as part of many countries and the mechanism of price regulation an inD before human testing may proceed. varies. in the United States, while there are limited indi-the clinical trial process can take three to 10 years or rect federal government price controls over private sector more to complete, and there can be no assurance that purchases of drugs, it is not possible to predict future reg-the data collected will demonstrate that the product is ulatory action on the pricing of pharmaceutical products. safe or effective, or, in the case of a biologic product, ___Elan Corporation, plc 2007 Annual Report pure and potent, or will provide sufficient data to support FDA approval of the product. The FDA may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be terminated by institutional review boards, which must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede or prevent marketing authorisation.

Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities in other countries outside the United States must be obtained prior to the marketing of the product in those countries. The approval procedure varies from country to country. It can involve additional testing and the time required can differ from that required for FDA approval. Although there are procedures for unified filings for EU countries, in general, most other countries have their own procedures and requirements.

Once a product has been approved, significant legal and regulatory requirements apply in order to market a product. In the United States, these include, among other things, requirements related to adverse event and other reporting, product advertising and promotion, and ongoing adherence to cGMP requirements, as well as the need to submit appropriate new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labelling or manufacturing process.

The FDA also enforces the requirements of the Prescription Drug Marketing Act, which, among other things, imposes various requirements in connection with the distribution of product samples to physicians. Sales, marketing and scientific/educational grant programmes must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, as amended, and similar state laws. Pricing and rebate programmes must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended.

Manufacturing

At 31 December 2007, we employed 547 people in our manufacturing and supply activities, over half of these in Athlone, Ireland. This facility is our primary location for the manufacture of oral solid dosage products, including instant, controlled-release and oral nano particulate products. Additional dosage capabilities may be added as required to support future product introductions. Our facility in Gainesville, Georgia, United States, provides additional oral controlled-release dosage product manufacturing capability and is registered with the U.S. Drug Enforcement Administration for the manufacture, packaging and distribution of Schedule II controlled drugs.

Elan Corporation, plc 2007 Annual Report 25

pure and potent, or will provide sufficient data to other things, requirements related to adverse event support FDA approval of the product. the FDA may and other reporting, product advertising and promo-place clinical trials on hold at any point in this process if, tion, and ongoing adherence to cgMp requirements, as among other reasons, it concludes that clinical subjects well as the need to submit appropriate new or supple-are being exposed to an unacceptable health risk. trials mental applications and obtain FDA approval for certain may also be terminated by institutional review boards, changes to the approved product, product labelling or which must review and approve all research involving manufacturing process. human subjects. Side effects or adverse events that the FDA also enforces the requirements of the are reported during clinical trials can delay, impede or prescription Drug Marketing Act, which, among other prevent marketing authorisation. things, imposes various requirements in connection with the results of the preclinical and clinical testing, along the distribution of product samples to physicians. Sales, with information regarding the manufacturing of the marketing and scientific/educational grant programmes product and proposed product labelling, are evalu- must comply with the Medicare-Medicaid Anti-Fraud ated and, if determined appropriate, submitted to the and Abuse Act, as amended, the False Claims Act, as FDA through a license application such as a new Drug amended, and similar state laws. pricing and rebate Application (nDA) or a Biologics license Application programmes must comply with the Medicaid rebate (BlA). in certain cases, an Abbreviated new Drug requirements of the omnibus Budget Reconciliation Act Application (AnDA) can be filed in lieu of filing an nDA. of 1990, as amended. there can be no marketing in the United States of any Manufacturing drug, biologic or device for which a marketing applica- Each manufacturing establishment, including any con-tion is required until the application is approved by the tract manufacturers, used to manufacture a product FDA. Until an application is actually approved, there can must be listed in the product application for such be no assurance that the information requested and product. in the United States, this means that each submitted will be considered adequate by the FDA. manufacturing establishment must be listed in the drug, Additionally, any significant change in the approved biologic, or device application, and must be registered product or in how it is manufactured, including changes with the FDA. the application will not be approved until in formulation or the site of manufacture, generally the FDA conducts a manufacturing inspection, approves require prior FDA approval. the packaging and labelling the applicable manufacturing process for the product, of all products developed by us are also subject to FDA and determines that the facility is in compliance with approval and ongoing regulation. cgMp requirements. Whether or not FDA approval has been obtained, At 31 December 2007, we employed 547 people in our approval of a pharmaceutical product by comparable manufacturing and supply activities, over half of these in regulatory authorities in other countries outside the Athlone, ireland. this facility is our primary location for United States must be obtained prior to the marketing the manufacture of oral solid dosage products, including of the product in those countries. the approval pro-instant, controlled-release and oral nano particulate cedure varies from country to country. it can involve products. Additional dosage capabilities may be added additional testing and the time required can differ as required to support future product introductions. our from that required for FDA approval. Although there facility in gainesville, georgia, United States, provides are procedures for unified filings for EU countries, in additional oral controlled-release dosage product manu-general, most other countries have their own proce-facturing capability and is registered with the U.S. Drug dures and requirements. Enforcement Administration for the manufacture, pack-once a product has been approved, significant legal aging and distribution of Schedule ii controlled drugs. and regulatory requirements apply in order to market We may invest a significant amount into building a bio-a product. in the United States, these include, among logics manufacturing facility in ireland. Elan Corporation, plc 2007 Annual Report ___

All facilities and manufacturing techniques used for to Tysabri intellectual property. if these licences are not the manufacture of products and devices for clinical available, or are not available on reasonable terms, we use or for sale in the United States must be operated may be materially and adversely affected. in conformity with cgMp regulations. there are FDA the fundamental U.S. patent covering the use of regulations governing the production of pharmaceutical Prialt to produce analgesia expires in 2016. A further products. our facilities are also subject to periodic regu- U.S. patent covering the stabilised formulation of Prialt latory inspections to ensure ongoing compliance with expires in 2015. cgMp regulations. the basic U.S. patent for Maxipime expired in March Patents and Intellectual Property Rights 2007. An AnDA for a generic version of cefepime hydro-our competitive position depends on our ability to chloride was approved by the FDA on 18 June 2007 obtain patents on our technologies and products, to and marketing of the generic product began immedi-defend our patents, to protect our trade secrets and ately thereafter. Following this introduction of generic to operate without infringing the valid patents or trade cefepime to the market, our revenues from, and gross secrets of others. We own or license a number of margin for, Maxipime were materially and adversely patents in the United States and other countries. affected. these patents cover, for example: the basic U.S. patent for Azactam expired in october 2005. Azactam is expected to face generic competi-• pharmaceutical active ingredients, products con-tion, which is expected to have a substantial adverse taining them and their uses; effect on our revenues from, and gross margin for, • pharmaceutical formulations; and this product. • product manufacturing processes. the primary patents covering Elan’s nanoCrystal tech-Tysabri is covered by a number of issued patents and nology expire in the United States in 2011 and in some pending patent applications in the United States and countries outside the United States in 2012. We also many other countries. We have a basic U.S. patent, have numerous U.S. and international patents and which expires in 2017, for Tysabri covering the human- patent applications that relate to our nanoCrystal drug ised antibody and its use to treat MS. Additional optimisation technology applicable to poorly water-U.S. patents and patent applications of Elan and/or our soluble compounds. collaborator, Biogen idec, which cover: (i) the use of in addition, we have a robust patent estate resulting Tysabri to treat irritable bowel disease and a variety from our Alzheimer’s disease research. of other indications and (ii) methods of manufacturing Tysabri, generally expire between 2012 and 2020. Competition outside the United States, patents and patent applica- the pharmaceutical industry is highly competitive. our tions on the product and methods of manufacturing the principal pharmaceutical competitors consist of major product generally expire between 2014 and 2020, and international companies, many of which are larger and may be subject to additional patent protection until 2020 have greater financial resources, technical staff, manu-in the nature of Supplementary protection Certificates. facturing, R&D and marketing capabilities than we have. international patents and patent applications covering We also compete with smaller research companies and methods of treatment using Tysabri would generally generic drug manufacturers. expire between 2012 to 2020. Tysabri, a treatment for relapsing forms of MS, in addition to our Tysabri collaboration with Biogen competes primarily with Avonex® marketed by our col-idec, we have entered into licences covering intellectual laborator Biogen idec, Betaseron® marketed by Berlex property related to Tysabri. We will pay royalties under (an affiliate of Bayer Schering pharm a Ag) in the United these licences based upon the level of Tysabri sales. We States and sold under the name Betaferon® by Bayer may be required to enter into additional licences related Schering pharma in Europe, Rebif® marketed by Merck ___Elan Corporation, plc 2007 Annual Report

Serono and pfizer inc. (pfizer) in the United States and of our products and to reflect the level of inventory that by Merck Serono in Europe, and Copaxone® marketed wholesalers of our products carry. Changes in the level by teva neurosciences, inc. (teva) in the United States of inventory can directly impact our revenue and could and co-promoted by teva and Sanofi-Aventis in Europe. result in our revenue not reflecting in-market consump-Many companies are working to develop new therapies tion of our products. or alternative formulations of products for MS, which if We often manufacture our drug delivery products for successfully developed would compete with Tysabri. licensees and distributors but do not usually engage in A drug may be subject to competition from alternative any direct sales of drug delivery products. therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to Raw Materials and Product Supply further competition from generic products. our product Raw materials and supplies are generally available in Azactam lost its basic U.S. patent protection in october quantities adequate to meet the needs of our business. 2005, and the basic U.S. patent for Maxipime expired in We are dependent on third-party manufacturers for the March 2007. pharmaceutical products that we market. An inability to obtain raw materials or product supply could have a generic competitors have challenged existing patent material adverse impact on our business, financial condi-protection for some of the products from which we earn tion and results of operations. manufacturing or royalty revenue. if these challenges are successful, our manufacturing and royalty revenue Employees will be materially and adversely affected. At 31 December 2007, we had 1,610 employees world-governmental and other pressures toward the dis- wide, of whom 553 were engaged in R&D activities, 547 pensing of generic products may rapidly and significantly were engaged in manufacturing and supply activities, 211 reduce, slow or reverse the growth in, sales and profit- were engaged in sales and marketing activities and the ability of any of our products not protected by patents remainder worked in general and administrative areas. or regulatory exclusivity, and may adversely affect our Property, Plant and Equipment future results and financial condition. the launch of We consider that our properties are in good operating competitive products, including generic versions of our condition and that our machinery and equipment has been products, has had and may have a material adverse well maintained. Facilities for the manufacture of products effect on our revenues and results of operations. are suitable for their intended purposes and have capaci-our competitive position depends, in part, upon our con- ties adequate for current and projected needs. tinuing ability to discover, acquire and develop innovative, For additional information, refer to note 15 to the cost-effective new products, as well as new indications Consolidated Financial Statements, which discloses and product improvements protected by patents and amounts invested in land and buildings and plant and other intellectual property rights. We also compete on equipment; note 27 to the Consolidated Financial the basis of price and product differentiation and through Statements, which discloses future minimum rental our sales and marketing organisation that provides commitments; note 28 to the Consolidated Financial information to medical professionals and launches new Statements, which discloses capital commitments for the products. if we fail to maintain our competitive position, purchase of property, plant and equipment; and “Financial our business, financial condition and results of opera-Review—liquidity and Capital Resources,” which dis-tions may be materially adversely affected. closes information relating to our capit al expenditures. Distribution We sell our pharmaceutical products primarily to drug wholesalers. our revenue reflects the demand from these wholesalers to meet the in-market consumption Elan Corporation, plc 2007 Annual Report the following table lists the location, ownership interest, use and approximate size of our principal properties: location and ownership interest Use Size (Sq. Ft.) owned: Athlone, ireland R&D, manufacturing and administration 463,000 owned: gainesville, georgia, United States R&D, manufacturing and administration 89,000 leased: South San Francisco, California, R&D, sales and administration United States 257,000(1)(2) leased: King of prussia, pennsylvania, R&D, manufacturing, sales and administration 113,000 United States leased: Dublin, ireland Corporate administration 20,000 leased: new york City, new york, Corporate administration 14,000 United States (1) in June and December 2007, we entered into lease agreements for two additional buildings in South San Francisco, which are currently under construction. the square footage for the first building will be approximately 109,000 square feet and for the second building approximately 83,000 square feet, which are not included in the 257,000 square feet noted above. the lease term for the first building is expected to commence in the first quarter of 2009 and the second in the first quarter of 2010. the buildings will be utilised for our R&D, sales and administrative functions. (2) Approximately 43,000 square feet of the 257,000 square feet currently occupied are related to short-term leases that we expect to vacate once the two additional buildings are constructed. ___ Elan Corporation, plc 2007 Annual Report

Financial Information

Elan Corporation, plc 2007 Annual Report 29

Terms
As used herein, “we” , “our” , “us” , “Elan” and the “Company” refer to Elan Corporation, plc (public limited company) and its consolidated subsidiaries, unless the context requires otherwise.

Financial Statements
We prepare our Consolidated Financial Statements contained in this Annual Report in accordance with International Financial Reporting Standards (IFRS) that have been adopted by the European Union and were effective at 31 December 2007. In addition to the Consolidated Financial Statements contained in this Annual Report, we also prepare separate Consolidated Financial Statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Form 20-F under U.S. GAAP is a separate document from this Annual Report. IFRS differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP, please refer to “U.S. GAAP Information,” beginning on page 138 of this Annual Report.

Trademarks
All product names appearing in italics are trademarks of Elan. Non-italicised products are trademarks of other companies.

Cautionary Factors That May Affect Future Results
Statements included herein that are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialise, our results could be materially affected.

This Annual Report contains forward-looking statements about our financial condition, results of operations and estimates, business prospects and products that involve substantial risks and uncertainties. These statements can be identified by the fact that they use words such as “anticipate”, “estimate”, “project”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following:

•	The potential of Tysabri and the incidence of serious adverse events associated with Tysabri (including cases of PML);

•	The success of our research and development (R&D) activities (including, in particular, whether the Phase 2 and 3 clinical trials for AAB-001 and the Phase 1 clinical trials for ACC-001 are successful) and the speed with which regulatory authorisations and product launches may be achieved;

•	Our ability to maintain financial flexibility and sufficient cash, cash equivalents, investments and other assets capable of being monetised to meet our liquidity requirements;

•	Whether restrictive covenants in our debt obligations will adversely affect us;

•	Competitive developments affecting our products, including the introduction of generic competition following the loss of patent protection or marketing exclusivity for our products (including, in particular, Maxipime, which lost its basic U.S. patent protection in March 2007 and now faces generic competition, Azactam, which lost its basic U.S. patent protection in October 2005 and several of the products from which we derive manufacturing or royalty revenues, which are under patent challenge by potential generic competitors);

•	Our ability to protect our patents and other intellectual property;

•	Difficulties or delays in manufacturing our products (we are dependent on third parties for the manufacture of our products);

•	Trade buying patterns;

•	Pricing pressures and uncertainties regarding healthcare reimbursement and reform;

•	The failure to comply with anti-kickback and false claims laws in the United States (including, in particular, with respect to past marketing practices with respect to our former Zonegran® product, which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services. The resolution of the Zonegran matter could require us to pay substantial fines and to take other actions that could have a material adverse effect on us);

•	Extensive government regulation;

•	Risks from potential environmental liabilities;

•	Failure to comply with our reporting and payment obligations under Medicaid or other government programmes;

•	Exposure to product liability risks;

•	An adverse effect that could result from the putative class action lawsuits initiated following the voluntary suspension of the commercialisation and clinical dosing of Tysabri and the outcome of our other pending or future litigation;

•	The volatility of our share price; and

•	Some of our agreements that may discourage or prevent someone from acquiring us.

We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

30 Elan Corporation, plc 2007 Annual Report

Financial Review

Introduction

This Annual Report for the year ended 31 December 2007 meets the reporting requirements pursuant to Irish Company law, the listing rules of the Irish Stock Exchange and the United Kingdom Listing Authority (Listing Rules).

This financial review primarily discusses:

•	Five-year selected financial data;

•	Current operations;

•	Critical accounting policies;

•	The results of operations for the year ended 31 December 2007, compared to the year ended 31 December 2006;

•	Analysis of results of operations by segment;

•	Liquidity and capital resources;

•	Financial risk management; and

•	Post balance sheet events.

Five-Year Selected Financial Data

The selected financial data set forth below is derived from our Consolidated Financial Statements in this Annual Report and our prior years’ Annual Reports, and should be read in conjunction with, and is qualified by reference to, the Operating Review on pages 10 to 28 and our Consolidated Financial Statements and related notes thereto.

									Irish
	IFRS(1)		IFRS(1)		IFRS(1)		IFRS(1)		GAAP(1)
Years Ended 31 December,	2007		2006		2005		2004		2003

Income Statement Data (in $m, except for per share data):
Total revenue	516.4		497.3		426.7		367.0		762.1	(2)
Operating loss	(539.1	)(3)	(286.1	)(4)	(453.8	)(5)	(431.4	)(6)	(935.1	)(7)
Net income/(loss)	(665.9	)(8)	(408.7	)(9)	612.3	(10)	(379.5	)(11)	(815.4	)(12)
Basic income/(loss) per Ordinary Share	$(1.42)		$(0.94)		$1.48		$(0.97)		$(2.29)
Diluted loss per Ordinary Share(13)	$(1.42)		$(0.94)		$(1.01	)(14)	$(0.97)		$(2.29)

					Irish
	IFRS(1)	IFRS(1)	IFRS(1)	IFRS(1)	GAAP(1)
	2007	2006	2005	2004	2003
At 31 December,	$m	$m	$m	$m	$m

Balance Sheet Data:
Cash and cash equivalents	423.5	1,510.6	1,080.7	1,347.6	798.7
Restricted cash—current and non-current	29.6	23.2	24.9	192.7	33.1
Available-for-sale investments—current	276.9	11.2	9.9	28.1	—	(15)
Total assets	1,598.8	2,829.8	2,499.7	3,157.9	3,171.4
Debts—current and non-current	1,738.4	2,352.9	1,940.2	2,256.4	1,951.3
Total shareholders’ equity/(deficit)	(388.4)	204.8	308.4	538.0	825.4
Weighted—average number of shares outstanding—Basic (in millions)	468.3	433.3	413.5	390.1	356.0
Weighted—average number of shares outstanding—Diluted (in millions)	468.3	433.3	459.9	390.1	356.0

Elan Corporation, plc 2007 Annual Report 31

(1)	Up to and including the year ended 31 December 2004, our primary financial statements were prepared in accordance with Irish Generally Accepted Accounting Principles (Irish GAAP). On 1 January 2005, we implemented the requirements of IFRS for the first time and these were used for the purpose of preparing the financial statements for the years ended 31 December 2005 (including comparative amounts for the year ended 31 December 2004), 2006 and 2007. These financial statements have been prepared based on the recognition and measurement of requirements of IFRS issued by the International Accounting Standards Board (IASB) as adopted by the European Union. In accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards,” we elected to avail ourselves of specified exemptions from the general principle of retrospective restatement when implementing IFRS relating to business combinations, defined benefit pension plans, share-based payments and financial instruments. Thus the five year trends will not be entirely comparable.

(2)	Includes revenue from discontinued operations of $452.5 million.

(3)	After other charges of $306.1 million, primarily relating to a $197.5 million impairment of the Prialt intangible assets, a $76.2 million impairment of the Maxipime and Azactam intangible and other assets, and $32.4 million of net severance and restructuring costs.

(4)	After a gain on arbitration award of $49.8 million; a $7.4 million net gain on divestment of product; and after severance, restructuring and other costs of $7.5 million.

(5)	After other charges of $4.0 million, relating to net severance, restructuring and other costs of $14.4 million, offset by a credit of $10.4 million primarily associated with a litigation settlement.

(6)	After other charges of $35.7 million, primarily relating to the settlement of the SEC investigation and the shareholder class action lawsuit of $56.0 million; and after a $21.0 million net gain for rebated insurance premiums.

(7)	After exceptional charges of $576.7 million, primarily relating to asset impairments of $203.9 million, severance, restructuring and other costs of $37.4 million, and the purchase of royalty rights of $297.6 million. Includes an operating loss from discontinued operations of $183.4 million.

(8)	After other charges of $306.1 million, primarily relating to a $197.5 million impairment of the Prialt intangible assets, a $76.2 million impairment of the Maxipime and Azactam intangible and other assets, and $32.4 million of net severance and restructuring costs; and after a $7.7 million net charge on debt retirement.

(9)	After a gain on arbitration award of $49.8 million; a $7.4 million net gain on divestment of product; severance, restructuring and other costs of $7.5 million; and after a net charge on debt retirement of $11.5 million.

(10)	After other charges of $4.0 million, relating to net severance, restructuring and other costs of $14.4 million, offset by a credit of $10.4 million primarily associated with a litigation settlement; a fair value gain on conversion option of $1,136.1 million; a net charge on debt retirement of $20.2 million; and after net income from discontinued operations of $104.1 million.

(11)	After other charges of $35.7 million, primarily relating to the settlement of the SEC investigation and the shareholder class action lawsuit of $56.0 million; a $21.0 million net gain for rebated insurance premiums; and after net income from discontinued operations of $97.7 million.

(12)	After exceptional charges of $576.7 million, primarily relating to asset impairments of $203.9 million, severance, restructuring and other costs of $37.4 million, and the purchase of royalty rights of $297.6 million; a net gain on disposal of businesses of $293.3 million; Elan Pharmaceuticals Investments II, Ltd. (EPIL II)/Elan Pharmaceuticals III, Ltd. waiver fee of $16.8 million. Includes an operating loss from discontinued operations of $183.4 million.

(13)	Diluted earnings per share is based on the weighted-average number of outstanding Ordinary Shares and the effect of potential dilutive securities including share options, Restricted Stock Units (RSUs), warrants and convertible debt securities, unless anti-dilutive.

(14)	Including the net dilutive effect of $1,076.0 related to the assumed conversion of the convertible notes.

(15)	Quoted investments of $35.8 million were included in financial fixed assets under Irish GAAP.

Current Operations

Our business is organised into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities primarily in Alzheimer’s disease, Parkinson’s disease, multiple sclerosis, Crohn’s disease, severe chronic pain and infectious diseases. EDT is an established, profitable and growing specialty pharmaceutical business unit of Elan. For nearly 40 years, EDT has been applying its skills and knowledge to enhance the performance of dozens of drugs that have been marketed worldwide.

For additional information on our current operations, please refer to the “Operating Review” on pages 10 to 28.

Critical Accounting Policies

The Consolidated Financial Statements include certain estimates based on management’s best judgements. Estimates are used in determining items such as the carrying values of intangible assets and property, plant and equipment, the fair value of share-based compensation, the accounting for contingencies and estimating sales rebates and discounts, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

Goodwill, Other Intangible Assets, Property, Plant and Equipment and Impairment

Goodwill, other intangible assets with an indefinite useful life and intangible assets not yet available for use are not subject to amortisation and are tested for impairment at least annually. Additionally, these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use. For the purposes of impairment testing, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). When reviewing carrying values, we

32 Elan Corporation, plc 2007 Annual Report

Financial Review

assess R&D risk, commercial risk, revenue and cost projections, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third-party interest in our intangible assets and market conditions.

Where the carrying value of an asset or its cash-generating unit exceeded its recoverable amount, the carrying values of those assets have been written down to their recoverable amounts. Total goodwill and other intangible assets amounted to $294.4 million at 31 December 2007 (2006: $681.7 million). The results of certain impairment tests on intangible assets with estimable useful lives are discussed below. As the impairment analysis is principally based on estimated cash flows, actual outcomes could vary significantly from such estimates. If we were to use different estimates, particularly with respect to the likelihood of R&D success, the likelihood and date of commencement of generic competition or the impact of any reorganisation or change of business focus, then an additional material impairment charge could arise. We believe that we have used reasonable estimates in assessing the carrying values of our intangible assets.

In June 2007, we recorded an impairment charge of $76.2 million relating to the Maxipime and Azactam intangible and other assets. This other charge related primarily to patents and licences, and was included within cost of sales ($2.8 million) and selling, general and administrative (SG&A) expenses ($73.4 million) in the Consolidated Income Statement. As a direct result of the approval of a first generic formulation of cefepime hydrochloride in June 2007 and the anticipated approval for a generic form of Azactam, we revised the projected future cumulative discounted cash flows. The revised projected future cumulative discounted cash flows were lower than the carrying value of the intangible and other assets, thus indicating the combined carrying value was not recoverable. Consequently, the impairment charge was calculated as the excess of the carrying value over the discounted net present value. In conjunction with the impairment charge, we revised the estimated useful lives of the intangibles by nine months from September 2008 to December 2007. Accordingly, the remaining net carrying value of the intangible assets was amortised, on a straight-line basis, through 31 December 2007.

In December 2007, we recorded an impairment charge of $197.5 million relating to the Prialt intangible assets. This other charge related to acquired in-process research and development (IPR&D) costs of $194.0 million and patents and licences of $3.5 million, and was included within SG&A expenses in the Consolidated Income Statement. We launched Prialt in the United States in January 2005 and revenue from sales of Prialt totalled $12.3 million in 2007 (2006: $12.1 million). These revenues were lower than our initial forecast. In light of additional data becoming available in 2007, we adjusted our sales forecast for Prialt, which caused projected cumulative discounted cash flows to be lower than the carrying value of the intangible assets, thus indicating that the carrying value was not recoverable. Consequently, the impairment charge was calculated as the excess of the carrying value over the discounted net present value. The remaining net carrying value of the Prialt intangible assets was $57.8 million at 31 December 2007. We believe that we have used reasonable estimates in assessing the carrying value of this intangible asset. Nevertheless, should our future revenues from this product fail to meet our expectations, the carrying value of this asset may become further impaired.

We have invested significant resources in our manufacturing facilities in Ireland to provide us with the capability to manufacture products from our product development pipeline. To the extent that we are not successful in developing these pipeline products or do not acquire products to be manufactured at our facilities, the carrying value of these facilities may become impaired. At 31 December 2007, our best estimates of the likely success of development and commercialisation of our pipeline products support the carrying value of our manufacturing facilities.

Share-Based Compensation

We account for share-based payments in accordance with IFRS 2, “Share-based Payment,” (IFRS 2). Equity settled share-based payments made to employees are recognised in the Consolidated Financial Statements based on the fair value of the awards measured at the date of grant. The fair value is expensed over the requisite service period. The fair value of share options is calculated using a binomial option-pricing model and the fair value of options issued under our employee equity purchase plans is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our employee equity purchase plans have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for these options. The amount recognised

Elan Corporation, plc 2007 Annual Report 33

as an expense is adjusted each period to reflect actual and estimated future levels of vesting. In 2007, we recognised an expense for share-based compensation of $44.8 million (2006: $46.3 million).

Estimating the fair value of share-based payment awards on the date of grant using an option-pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and actual and projected employee exercise behaviours. If factors change and/or we employ different assumptions in the application of IFRS 2 in future periods, the compensation expense that we record under IFRS 2 for future grants may differ significantly from what we have recorded in the Consolidated Financial Statements. However, we believe we have used reasonable assumptions to estimate the fair value of our share-based awards.

In April 2007, we modified outstanding share option grants and outstanding 2007 RSUs held by members of the Operating Committee of Elan (15 members at the modification date) to provide for the accelerated vesting of the awards upon involuntary termination, for any reason other than cause, together with the extension of the period to exercise outstanding share options for a two-year period (previously 90 days) from the termination date. This resulted in the fair value of the outstanding options being remeasured at the modification date. The impact of the modification for all applicable outstanding awards amounted to additional share-based compensation expense of $4.1 million, which has been and will be recognised as expense over the remaining vesting terms of the awards from the modification date.

Contingencies Relating to Actual or Potential Administrative Proceedings

A provision is recognised in the balance sheet when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount of the loss can be reasonably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

We are currently involved in certain legal and administrative proceedings, relating to securities matters, patent matters, antitrust matters and other matters, some of which are described in Note 30 to the Consolidated Financial Statements. We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as probable losses. We record provisions for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount. As at 31 December 2007, we had provided for $1.7 million (2006: $5.0 million), representing our estimate of the costs for the current resolution of these matters. We developed these estimates in consultation with outside counsel handling our defence in these matters using the current facts and circumstances known to us. The factors that we consider in developing our legal contingency provision include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and current assessment of the science subject to the litigation and the likelihood of settlement and current state of settlement discussions, if any. We believe that the legal contingency provision that we have established is appropriate based on current factors and circumstances. However, it is possible that other people applying reasonable judgement to the same facts and circumstances could develop a different liability amount. The nature of these matters is highly uncertain and subject to change. As a result, the amount of our liability for certain of these matters could exceed or be less than the amount of our current estimates, depending on the outcome of these matters.

Sales Discounts and Allowances

We recognise revenue on a gross sales basis and make various deductions to arrive at net revenue as reported in the Consolidated Income Statement. These adjustments are referred to as sales discounts and allowances and are described in detail below.

In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, the sales discounts and allowances are recorded within operating expenses. For additional information on the accounting for Tysabri revenue, please refer to Note 2(c) to the Consolidated Financial Statements.

34 Elan Corporation, plc 2007 Annual Report

Financial Review

Sales discounts and allowances include charge-backs, managed health care and Medicaid rebates, cash discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgements, and we use information from both internal and external sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgements in assessing our estimates, and this is borne out by our historical experience. At 31 December 2007, we had total provisions of $18.9 million for sales discounts and allowances, of which approximately 39.9%, 37.2% and 20.5% related to Azactam, Maxipime and Tysabri, respectively. We have more than nine years of experience in relation to Maxipime and Azactam and almost two years of experience for Tysabri. The sales discounts and allowances related to Tysabri are estimated based on historical data of a similar product and our experience to date with this product. We do not expect Tysabri sales returns to be material given the manner in which this product is prescribed and used.

We do not conduct our sales using the consignment model. All of our product sales transactions are based on normal and customary terms whereby title to the product and substantially all of the risks and rewards transfer to the customer upon either shipment or delivery. Furthermore, we do not have an incentive programme that would compensate a wholesaler for the costs of holding inventory above normal inventory levels, thereby encouraging wholesalers to hold excess inventory.

The table below summarises our sales discounts and allowances to adjust gross sales to net revenue for each significant category. An analysis of the separate components of our revenue is set out in Note 3 to the Consolidated Financial Statements.

	2007	2006
	$m	$m

Gross sales subject to discounts and allowances (including Tysabri U.S. in-market sales)	508.3	322.0
Manufacturing revenue and royalties	270.8	232.6
Contract revenue	24.5	14.8

Gross revenue	803.6	569.4

Sales discounts and allowances:
Charge-backs	(41.6)	(28.6)
Managed health care rebates and other contract discounts	(2.9)	(3.7)
Medicaid rebates	(3.5)	(1.2)
Cash discounts	(11.5)	(6.5)
Sales returns	(4.3)	(0.6)
Other adjustments	(6.0)	(3.3)

Total sales discounts and allowances	(69.8)	(43.9)

Net sales subject to discounts and allowances	438.5	278.1
Tysabri—net U.S. in-market sales (included in operating expense)	(217.4)	(28.2)
Manufacturing revenue and royalties	270.8	232.6
Contract revenue	24.5	14.8

Net revenue	516.4	497.3

Total sales discounts and allowances as a percentage of gross sales subject to discounts and allowances was 13.7% in 2007 and 13.6% in 2006, as detailed in the rollforward and as further explained below.

Charge-backs as a percentage of gross sales subject to discounts and allowances were 8.2% in 2007, compared to 8.9% in 2006. The managed health care rebates and Medicaid rebates as a percentage of gross sales subject to discounts and allowances were 0.6% and 0.7%, respectively, in 2007; and 1.1% and 0.4%, respectively, in 2006. The changes were due primarily to changes in the product mix.

Cash discounts as a percentage of gross sales subject to discounts and allowances was 2.3% in 2007, compared to 2.0% in 2006. In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by our customers.

Sales returns as a percentage of gross sales subject to discounts and allowances were 0.8% in 2007, compared to 0.2% in 2006. The increase was principally due to changes in the product mix.

Elan Corporation, plc 2007 Annual Report 35

The following table sets forth the activities and ending balances of each significant category of adjustments for the sales discounts and allowances:

		Managed
		Health
		Care
		Rebates
		and
		Other
		Contract	Medicaid	Cash	Sales	Other
	Chargebacks	Discounts	Rebates	Discounts	Returns	Adjustments	Total
	$m	$m	$m	$m	$m	$m	$m

Balances at 1 January 2006	6.7	1.4	1.1	0.9	6.6	0.5	17.2
Provision related to sales made in current period	28.6	3.7	1.2	6.5	2.3	3.3	45.6
Provision related to sales made in prior periods	—	—	—	—	(1.7)	—	(1.7)
Returns and payments	(28.6)	(3.5)	(1.4)	(6.3)	(2.0)	(2.8)	(44.6)

Balances at 31 December 2006	6.7	1.6	0.9	1.1	5.2	1.0	16.5
Provision related to sales made in current period	41.6	2.9	3.5	11.5	3.9	6.0	69.4
Provision related to sales made in prior periods	—	—	—	—	0.4	—	0.4
Returns and payments	(42.9)	(3.6)	(1.4)	(11.6)	(1.9)	(6.0)	(67.4)

Balances at 31 December 2007	5.4	0.9	3.0	1.0	7.6	1.0	18.9

(a)	Charge-backs

In the United States, we participate in charge-back programmes with a number of entities, principally the U.S. Department of Defense, the U.S. Department of Veterans Affairs, Group Purchasing Organizations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and programme basis and current contract prices under the charge-back programmes. We consider vendor payments, estimated levels of inventory in the wholesale distribution channel and our claim processing time lag, and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

As described above, there are a number of factors involved in estimating the accrual for charge-backs, but the principal factor relates to our estimate of the levels of inventory in the wholesale distribution channel. At 31 December 2007, Maxipime, Azactam and Tysabri represented approximately 73.6%, 15.6% and 10.3%, respectively, of the total charge-backs accrual balance of $5.4 million. If we were to increase/(decrease) our estimated level of inventory in the wholesale distribution channel by one month’s worth of demand for Maxipime, Azactam and Tysabri, the accrual for charge-backs would increase/(decrease) by approximately $0.8 million. We believe that our estimate of the levels of inventory for Maxipime, Azactam and Tysabri in the wholesale distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data and our internal information.

(b)	Managed health care rebates and other contract discounts

We offer rebates and discounts to managed healthcare organisations in the United States. We account for managed healthcare rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and programme basis and current contract prices. We consider the sales performance of products subject to managed healthcare rebates and other

36 Elan Corporation, plc 2007 Annual Report

Financial Review

contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel, and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

(c)	Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programmes, as well as certain other qualifying federal and state government programmes whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programmes are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programmes, and any new information regarding changes in the Medicaid programmes’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We consider outstanding Medicaid claims, Medicaid payments, claims processing lag time and estimated levels of inventory in the distribution channel, and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

(d)	Cash discounts

In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment. We account for cash discounts by reducing accounts receivable by the full amount of the discounts. We consider payment performance of each customer and adjust the accrual and revenue periodically throughout each year to reflect actual experience and future estimates.

(e)	Sales returns

We account for sales returns by establishing an accrual in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

For returns of established products, our sales return accrual is estimated principally based on historical experience, the estimated shelf life of inventory in the distribution channel, price increases and our return goods policy (goods may only be returned 6 months prior to expiration date and for up to 12 months after expiration date). We also take into account product recalls and introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

In the event of a product recall, product discontinuance or introduction of a generic product, we consider a number of factors, including the estimated level of inventory in the distribution channel that could potentially be returned, historical experience, estimates of the severity of generic product impact, estimates of continuing demand and our return goods policy. We consider the reasons for, and impact of, such actions and adjust the sales returns accrual and revenue as appropriate.

Returns from newly introduced products are significantly more difficult for us to assess. We determine our estimate of the sales return accrual primarily based on the historical sales returns experience of similar products, such as those within the same or similar therapeutic category. We also consider the shelf life of new products and determine whether we believe an adjustment to the sales return accrual is appropriate. The shelf life in connection with new products tends to be shorter than the shelf life for more established products because we may still be developing the optimal stability duration for the new product that would lengthen its shelf life, or an amount of launch quantities may have been manufactured in advance of the launch date to ensure sufficient supply exists to satisfy market demand. In those cases, we assess the reduced shelf life, together with estimated levels of inventory in the distribution channel and projected demand, and determine whether we believe an adjustment to the sales return accrual is appropriate. While it is inherently more difficult to assess returns from newly introduced products than from established products, nevertheless in all instances, we believe we have been able to gather sufficient information in order to establish reasonable estimates.

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the shelf life of inventory in the distribution channel. At 31 December 2007, Maxipime, Azactam and Tysabri represented approximately 21.1%, 69.4% and 7.4%, respectively, of the total sales returns accrual balance of $7.6 million. We

Elan Corporation, plc 2007 Annual Report 37

believe, based upon both the estimated shelf life and also our historical sales returns experience, that the vast majority of this inventory will be sold prior to the expiration dates, and accordingly believe that our sales returns accrual is appropriate.

(f)	Other adjustments

In addition to the sales discounts and allowances described above, we make other sales adjustments primarily related to estimated obligations for credits to be granted to wholesalers under wholesaler service agreements we have entered into with many of our pharmaceutical wholesale distributors in the United States. Under these agreements, the wholesale distributors have agreed, in return for certain fees, to comply with various contractually defined inventory management practices and to perform certain activities such as providing weekly information with respect to inventory levels of product on hand and the amount of out-movement of product. As a result, we, along with our wholesale distributors, are able to manage product flow and inventory levels in a way that more closely follows trends in prescriptions. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on historical experience and other relevant factors, including estimated levels of inventory in the distribution channel in some cases, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.

(g)	Provisions related to sales made in prior periods

During 2007, we recorded $0.4 million of adjustments to increase the discounts and allowances related to sales made in prior periods, primarily due to the availability of additional information relating to our actual returns experience for Tysabri, Maxipime and Azactam.

(h)	Use of information from external sources

We use information from external sources to estimate our significant sales discounts and allowances. Our estimates of inventory at the wholesalers are based on:

•	The actual and projected prescription demand-based sales for our products and historical inventory experience;

•	Our analysis of third-party information, including written and oral information obtained from all of the major wholesalers with respect to their inventory levels and sell-through to customers, and third-party market research data; and

•	Our internal information.

We also use information from external sources to identify prescription trends and patient demand. Since 2004, we have been receiving inventory pipeline data from the three major wholesalers (McKesson Corp., Cardinal Health, Inc. and AmerisourceBergen Corp.). The inventory information received from these wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We receive information from IMS Health, a supplier of market research to the pharmaceutical industry, which we use to project the prescription demand-based sales for our pharmaceutical products. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information is itself in the form of estimates, and reflect other limitations, including lags between the date as of which third-party information is generated and the date on which we receive such information.

For additional information regarding our significant accounting policies, please refer to Note 2 to the Consolidated Financial Statements.

38 Elan Corporation, plc 2007 Annual Report

Financial Review

Results of Operations for the Years Ended 31 December

	2007	2006	% increase/
	$m	$m	(decrease)

Product revenue	491.9	482.5	2%
Contract revenue	24.5	14.8	66%

Total revenue	516.4	497.3	4%
Cost of sales	180.6	198.0	(9)%

Gross profit	335.8	299.3	12%
Selling, general and administrative expenses	603.2	416.4	45%
Research and development expenses	271.7	226.2	20%
Gain on arbitration award	—	(49.8)	(100)%
Net gain on divestment of product	—	(7.4)	(100)%

Operating loss	(539.1)	(286.1)	88%
Interest expense	157.2	182.4	(14)%
Interest income	(44.3)	(58.5)	(24)%
Investment (gains)/losses	0.9	(1.6)	(156)%
Net charge on debt retirements	7.7	11.5	(33)%

Net interest and investment losses	121.5	133.8	(9)%

Loss before tax	(660.6)	(419.9)	57%
Tax expense/(benefit) on loss from ordinary activities	5.3	(11.2)	(147)%

Net loss for the year	(665.9)	(408.7)	63%

Product Revenue

	2007	2006	% increase/
	$m	$m	(decrease)

Biopharmaceuticals:
Maxipime	122.5	159.9	(23)%
Azactam	86.3	77.9	11%
Prialt	12.3	12.1	2%
Royalties	1.8	2.4	(25)%

Total product revenue from Biopharmaceuticals business	222.9	252.3	(12)%
Total EDT product revenue—manufacturing revenue and royalties	269.0	230.2	17%

Total product revenue	491.9	482.5	2%

Product Revenue from our Biopharmaceuticals Business

Total revenue from our Biopharmaceuticals business decreased 12% to $222.9 million in 2007 from $252.3 million in 2006. The decrease primarily reflects the decline in sales of Maxipime due to generic competition, offset by higher sales of Azactam.

In June 2006, the FDA approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the ROW recommenced in July 2006. Global in-market net sales of Tysabri, which we market in collaboration with Biogen Idec, were $342.9 million in 2007 (2006: $38.1 million), consisting of $217.4 million (2006: $28.2 million) in the United States and $125.5 million (2006: $9.9 million) in the European Union.

Elan Corporation, plc 2007 Annual Report 39

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Outside of the United States, Biogen Idec is responsible for distribution.

Our collaboration with Biogen Idec for Tysabri is a jointly-controlled operation in accordance with International Accounting Standards (IAS) 31, “Financial Reporting of Interests in Joint Ventures,” (IAS 31). A jointly-controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses on these sales. Accordingly, we have not recognised any product revenue from Tysabri in either 2007 or 2006, since Tysabri incurred an operating loss in both years. Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration and certain unique risks are retained by each party.

Maxipime revenue decreased 23% to $122.5 million in 2007 from $159.9 million in 2006. The decrease in 2007 was principally due to the introduction of generic competition. In June 2007, the first generic formulation of cefepime hydrochloride was approved by the FDA. Generic cefepime hydrochloride was launched shortly thereafter, and we expect it will continue to materially and adversely affect our revenues from, and gross margin for, Maxipime.

Azactam revenue increased 11% to $86.3 million in 2007 from our 2006 sales level of $77.9 million. The increase was primarily due to increased demand. Azactam lost its patent exclusivity in October 2005, and its future sales are expected to be negatively impacted by generic competition, although to date no generic form of Azactam has been approved.

Prialt revenue increased 2% to $12.3 million in 2007 from our 2006 sales level of $12.1 million. The increase was primarily due to increased demand. Prialt was launched in the U.S. market in the first quarter of 2005. In March 2006, we completed the sale of the European rights to Prialt to Eisai, while retaining the product rights in the United States. We had not made any commercial sales of Prialt in Europe prior to this divestment.

Product Revenue from our EDT Business

Manufacturing revenue and royalties are as follows:

	2007	2006	% increase/
	$m	$m	(decrease)

TriCor	62.5	52.1	20%
Skelaxin	39.3	36.5	8%
Verelan	28.5	36.3	(21)%
Focalin/Ritalin	28.4	22.5	26%
Diltiazem	18.7	19.5	(4)%
Other	91.6	63.3	45%

Total manufacturing revenue and royalties	269.0	230.2	17%

Manufacturing revenue and royalties from our EDT business comprise revenue earned from products we manufacture for third parties and royalties we earn principally on sales by third parties of products that incorporate our technologies.

Manufacturing revenue and royalties increased 17% to $269.0 million in 2007 from our 2006 sales level of $230.2 million. The increase primarily reflects continued growth across a number of products in our EDT portfolio and increased manufacturing activity.

40 Elan Corporation, plc 2007 Annual Report

Financial Review

Except as noted above, no other single product accounted for more than 10% of our manufacturing revenue and royalties in either 2007 or 2006. In 2007, 47% of these revenues consisted of royalties received on products that we do not manufacture, compared to 44% in 2006.

Potential generic competitors have challenged the existing patent protection for several of the products from which we earn manufacturing revenue and royalties. We and our clients defend our intellectual property rights vigorously. However, if these challenges are successful, our manufacturing revenue and royalties will be materially and adversely affected.

Contract Revenue

	2007	2006	% increase/
	$m	$m	(decrease)

Biopharmaceuticals contract revenue	7.3	—	—
EDT contract revenue	17.2	14.8	16%

Total contract revenue	24.5	14.8	66%

Contract revenue consists of research revenue and milestones arising from R&D activities we perform on behalf of third parties. Total contract revenue increased 66% to $24.5 million in 2007 from $14.8 million in 2006. The increase in contract revenue within both of our Biopharmaceuticals and EDT businesses were primarily due to the timing of milestone receipts.

Cost of Sales

Total cost of sales decreased 9% to $180.6 million in 2007 from $198.0 million in 2006. Included within cost of sales were other charges of $3.3 million (2006: $2.5 million), as described below. Excluding other charges, the gross margin on revenue was 66% in 2007, compared to 61% in the same period of 2006. The increase was primarily due to changes in product mix, along with continued cost discipline.

Selling, General and Administrative Expenses

Total SG&A expense increased 45% to $603.2 million in 2007 from $416.4 million in 2006. Included within SG&A expense were other charges of $292.6 million (2006: $4.9 million of other credits), as described below. Excluding other charges/(credits), SG&A expenses decreased 26% to $310.6 million in 2007 from $421.3 million in 2006. The decrease primarily reflects lower net SG&A expenses recorded in relation to Tysabri, as explained further below, and the restructuring of our commercial infrastructure related to the approval of a generic form of Maxipime in June 2007 and the anticipated approval of a generic form of Azactam, along with reduced amortisation expense following the impairment of our Maxipime and Azactam intangible assets, which resulted in the reduction of related selling and administrative costs.

In any period where an operating loss has been incurred on sales of Tysabri, as was the case for both 2007 and 2006, we record, within SG&A expenses, our Tysabri-related SG&A expenses less our share of the gross profit on in-market sales of Tysabri. Included within SG&A expenses is $6.7 million (2006: $79.1 million) of net SG&A expenses in relation to Tysabri, which comprised:

	2007	2006
	$m	$m

Tysabri-related SG&A expenses	132.5	92.4
Elan’s gross profit on Tysabri in-market sales	(125.8)	(13.3)

Net Tysabri SG&A	6.7	79.1

Research and Development Expenses

Total R&D expense increased 20% to $271.7 million in 2007 from $226.2 million in 2006. Included within R&D expense were other charges of $10.2 million (2006: $9.9 million), as described below. Excluding other charges, R&D expenses increased 21% to $261.5 million in 2007, compared to $216.3 million in 2006. The increase was primarily due to increased expenses associated with the progression of our Alzheimer’s disease programmes, particularly the move of AAB-001 into Phase 3 clinical trials and the

Elan Corporation, plc 2007 Annual Report 41

move of ELND005 into Phase 2 clinical trials during 2007. R&D expenses for 2007 included $39.3 million (2006: $31.5 million) in relation to Tysabri.

Gain on Arbitration Award

In December 2006, we were awarded $49.8 million following the conclusion of binding arbitration proceedings that were initiated against King with respect to an agreement to reformulate Sonata®. This award was recognised as a gain in 2006 and was received in January 2007.

Net Gain on Divestment of Product

In March 2006, we sold the Prialt European rights to Eisai and received $50.0 million at closing and are entitled to receive an additional $10.0 million on the earlier of two years from closing or launches of Prialt in key European markets. We recorded a net gain of $7.4 million on this sale, which included both the $50.0 million and the present value of the additional $10.0 million consideration. We may also receive an additional $40.0 million contingent on Prialt achieving revenue related milestones in Europe. Due to its contingent nature, this amount was not included in determining the net gain recorded in 2006. As of 31 December 2007, we have received $8.0 million of the $10.0 million related to the launches of Prialt in key European markets.

Other Charges/(Credits)

The principal items classified as other charges/(credits) include the impairment of our Prialt intangible assets, impairment of our Maxipime and Azactam intangible and other assets and severance, restructuring and other costs. We believe that disclosure of significant other charges/(credits) is meaningful because it provides additional information in relation to analysing certain items.

For the year ended 31 December 2007, included within cost of sales, SG&A expenses and R&D expenses were total other charges of $306.1 million for 2007 (2006: $7.5 million) consisting of the following:

2007

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

Prialt intangible asset impairment	—	197.5	—	197.5
Maxipime/Azactam intangible and other assets impairment	2.8	73.4	—	76.2
Severance, restructuring and other costs	0.5	21.7	10.2	32.4

Total other charges	3.3	292.6	10.2	306.1

2006
	Cost of Sales $m	SG&A $m	R&D $m	Total $m

Total other charges—severance, restructuring and other costs	2.5	(4.9)	9.9	7.5

Prialt intangible asset impairment

The impairment charge of $197.5 million (comprised of $194.0 million of acquired IPR&D costs and $3.5 million of patents and licences) relating to our Prialt intangible assets was as a result of lower projected sales. In light of additional data becoming available in 2007, we adjusted our sales forecast for Prialt, which caused projected future cumulative discounted cash flows to be lower than the carrying value of the intangible assets, thus indicating that the carrying value was not recoverable. Consequently, the impairment charge was calculated as the excess of the carrying value over the discounted net present value. At 31 December 2007, the net carrying value of the Prialt intangible asset was $57.8 million.

Maxipime/Azactam intangible and other assets impairment

The Maxipime and Azactam asset impairment charge of $76.2 million is related to the launch of a generic formulation of Maxipime in June 2007 and the anticipated approval of a generic form of Azactam. As a direct result of the approval of a first generic formulation of cefepime hydrochloride in June 2007 and the anticipated approval for a generic form of Azactam, we

42 Elan Corporation, plc 2007 Annual Report

Financial Review

revised the projected future cumulative undiscounted cash flows. The revised projected future cumulative discounted cash flows were lower than the carrying value of the intangible assets, thus indicating that the combined carrying value was not recoverable. Consequently, the impairment charge was calculated as the excess of the carrying value over the discounted net present value. The remaining net intangible assets’ carrying value was amortised, on a straight-line basis, through 31 December 2007.

Severance, restructuring and other costs

During 2007, we incurred severance, restructuring and other costs of $32.4 million arising principally from the restructuring of our commercial infrastructure and consolidation of our U.S. West Coast locations, which resulted in the closure of the San Diego facility and the expansion of our operations in South San Francisco. The restructuring of our commercial infrastructure was primarily a result of the approval of a generic form of Maxipime and the anticipated approval of a generic form of Azactam.

During 2006, the severance, restructuring and other costs of $7.5 million (comprised of other charges of $2.5 million in cost of sales, other credits of $4.9 million in SG&A expenses and other charges of $9.9 million in R&D expenses) related to the realignment of our resources to meet our current business structure. The restructuring and severance charges in 2006 were primarily related to the consolidation of our Biopharmaceuticals R&D activities into our South San Francisco facility. These charges arose from termination of certain operating leases, reduction of headcount and relocation of employees, and they included the reversal of a $9.4 million charge for future lease payments on an unutilised facility in South San Francisco. As a part of the restructuring of our Biopharmaceutical R&D activities, this facility was brought back into use.

Interest Expense

Total interest expense decreased 14% to $157.2 million for 2007 from $182.4 million for 2006. The decrease was primarily due to interest savings from the early retirement of $613.2 million of the 7.25% senior notes (Athena Notes) in January 2007 and early conversion of $254.0 million of the 6.5% Convertible Notes in November 2006, partially offset by the interest expenses related to the 8.875% senior fixed rate notes due in 2013 (8.875% Notes) and senior floating rate notes due in 2013 (Floating Rate Notes due 2013), both of which were issued in November 2006.

Interest Income

Total interest income decreased 24% to $44.3 million for 2007 from $58.5 million in 2006. The decrease was principally due to less interest income earned as a result of lower cash balances.

At 31 December 2007, all of Elan’s liquid investments were invested in bank deposits and funds. In December 2007, due to the dislocations in the capital markets, one of these funds was closed. As a result, at 31 December 2007, the amount invested in this fund of $274.8 million was no longer included in cash and cash equivalents and was presented as an investment. Since 31 December 2007, Elan has reduced the amount invested in this fund to approximately $90 million and has moved approximately $185 million into bank deposits and United States treasury funds. For 2007, included within total interest income of $44.3 million is a charge of $3.8 million incurred in relation to this fund. There was no such equivalent charge in 2006.

Investment (Gains)/Losses

Net investment losses were $0.9 million in 2007, compared to net gains of $1.6 million in 2006. The net investment losses in 2007 were primarily comprised of $6.6 million of gains on the sale of investment securities (2006: $8.3 million) and an impairment charge of $6.1 million (2006: $7.3 million).

The $6.6 million in gains on the sale of investment securities in 2007 includes gains on sale of securities of Adnexus Therapeutics, Inc. of $3.0 million and Women’s First Healthcare, Inc. of $1.3 million.

The $8.3 million in gains on the sale of investment securities in 2006 includes gains on sale of securities of Salu, Inc. of $3.0 million, Nobex Corporation of $2.5 million and Women’s First Healthcare, Inc. of $1.0 million.

In 2007, we recorded an impairment of $5.0 million related to an investment of $11.4 million in auction rate securities. The remaining impairment charges of $1.1 million (2006: $7.3 million) related to various investments in small emerging pharmaceutical and biotechnology companies. As described above, included within interest income for 2007 is an impairment charge of $3.8 million related to a fund that was closed in December 2007. There was no such equivalent charge in 2006. See Note 16 to the Consolidated Financial Statements for additional information on investment impairments.

Elan Corporation, plc 2007 Annual Report 43

Net Charge on Debt Retirements

In December 2006, we issued an early redemption notice for the Athena Notes. In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed and the related $300.0 million of interest rate swaps were cancelled. As a result, we incurred a net charge on debt retirement of $19.2 million, which was recognised using the effective interest method over the period from the issuance of the redemption notice to the redemption date. Accordingly, we recorded a net charge on the redemption of the Athena Notes of $11.5 million in 2006 and an additional charge of $7.7 million in 2007.

For additional information regarding indebtedness, please refer to Note 21 to the Consolidated Financial Statements and to “Debt Facilities” in this Financial Review.

Taxation

We had a net tax expense of $5.3 million for 2007, compared to a net tax benefit of $11.2 million for 2006. The tax expense and benefit reflect tax at standard rates in the jurisdictions in which we operate, the availability of tax losses, foreign withholding tax and exempt income derived from Irish patents. Our Irish patent derived income was exempt from taxation pursuant to Irish legislation, which exempts income derived from qualifying patents. Currently, there is no termination date in effect for such exemption although with effect from 1 January 2008, the amount of income that can qualify for the patent exemption will be capped at €5 million per year. A net deferred tax asset existed at 31 December 2007; however, we have recognised only part of this deferred tax asset on the balance sheet. The rest of our deferred tax assets have not been recognised as it is not probable at this time that these assets will be realised in the future. At 31 December 2007, we have gross unused tax loss carryforwards of $3,083.8 million, and unrecognised deferred tax assets of $890.0 million.

Segment Analysis

Our business is organised into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities primarily in Alzheimer’s disease, Parkinson’s disease, multiple sclerosis, Crohn’s disease, severe chronic pain and infectious diseases. EDT is an established, profitable and growing specialty pharmaceutical business unit of Elan. For nearly 40 years, EDT has been applying its skills and knowledge to enhance the performance of dozens of drugs that have been marketed worldwide.

Analysis of Results of Operations by Segment

Biopharmaceuticals

	2007	2006	% increase/
	$m	$m	(decrease)

Product revenue	222.9	252.3	(12)%
Contract revenue	7.3	—	—

Total revenue	230.2	252.3	(9)%
Cost of sales	69.1	67.6	2%

Gross profit	161.1	184.7	(13)%
Selling, general and administrative expenses	553.2	377.0	47%
Research and development expenses	223.3	180.1	24%
Net gain on divestment of product	—	(7.4)	(100%)

Operating loss	(615.4)	(365.0)	69%

Total Revenue

For analysis of our product revenue and contract revenue by segment, refer to pages 39 to 41 of the “Financial Review.”

Cost of Sales

Cost of sales increased 2% to $69.1 million in 2007 from $67.6 million in 2006. Included within cost of sales were other charges of $3.1 million (2006: $Nil), as described below. Excluding other charges, the gross margin on revenue was 71% in 2007, as

44 Elan Corporation, plc 2007 Annual Report

Financial Review

compared to 73% in the same period 2006. The decrease in the gross profit margin was principally due to the change in the mix of product sales and reduced selling price of Maxipime as a result of a generic competitor.

Selling, General and Administrative Expenses

SG&A expense increased 47% to $553.2 million in 2007 from $377.0 million in 2006. Included within SG&A expense were other charges of $289.0 million (2006: $5.6 million other credits), as described below. Excluding other charges, SG&A expense decreased 31% to $264.2 million from $382.6 million in 2006. The decrease primarily reflects lower net SG&A expenses recorded in relation to Tysabri, as described on page 41, and the restructuring of our commercial infrastructure related to the approval of a generic form of Maxipime in June 2007 and the anticipated approval of a generic form of Azactam, along with reduced amortisation expense following the impairment of our Maxipime and Azactam intangible assets, which resulted in the reduction of related selling and administrative costs.

Research and Development Expenses

R&D expense increased 24% to $223.3 million in 2007 from $180.1 million in 2006. Included within R&D expense was other charges of $10.2 million (2006: $9.9 million), as described below. Excluding other charges, R&D expense increased 25% to $213.1 million in 2007, compared to $170.2 million in 2006. The increase was primarily due to increased expenses associated with the progression of our Alzheimer’s disease programmes and particularly the advance of AAB-001 into Phase 3 clinical trials and the advance of ELND005 into Phase 2 clinical trials during 2007. R&D expenses for 2007 included $39.3 million (2006: $31.5 million) in relation to Tysabri.

Net Gain on Divestment of Product

In March 2006, we sold the Prialt European rights to Eisai and received $50.0 million at closing and are entitled to receive an additional $10.0 million on the earlier of two years from closing or launches of Prialt in key European markets. We recorded a net gain of $7.4 million on this sale, which included both the $50.0 million and the present value of the additional $10.0 million consideration. We may also receive an additional $40.0 million contingent on Prialt achieving revenue related milestones in Europe. Due to its contingent nature, this amount was not included in determining the net gain recorded in 2006. As of 31 December 2007, we have received $8.0 million of the $10.0 million related to the launches of Prialt in key European markets.

Other Charges/(Credits)

For the year ended 31 December 2007, included within cost of sales, SG&A expenses and R&D expenses were other charges of $302.3 million for 2007 (2006: $4.3 million) consisting of the following:

2007

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

Prialt intangible asset impairment	—	197.5	—	197.5
Maxipime/Azactam intangible and other assets impairment	2.8	73.4	—	76.2
Severance, restructuring and other costs	0.3	18.1	10.2	28.6

Total other charges	3.1	289.0	10.2	302.3

2006
	Cost of Sales $m	SG&A $m	R&D $m	Total $m

Severance, restructuring and other costs	—	(5.6)	9.9	4.3

Refer to page 42 of the “Financial Review” for additional discussion on other charges.

Elan Corporation, plc 2007 Annual Report 45

EDT

	2007	2006	% increase/
	$m	$m	(decrease)

Product revenue	269.0	230.2	17%
Contract revenue	17.2	14.8	16%

Total revenue	286.2	245.0	17%
Cost of sales	111.5	130.4	(14)%

Gross profit	174.7	114.6	52%
Selling, general and administrative expenses	50.0	39.4	27%
Research and development expenses	48.4	46.1	5%
Gain on arbitration award	—	(49.8)	(100%)

Operating profit	76.3	78.9	(3)%

Total Revenue

For analysis of our product revenue and contract revenue by segment, refer to pages 39 to 41 of the “Financial Review.”

Cost of Sales

Cost of sales decreased 14% to $111.5 million from $130.4 million in 2006. Included within cost of sales were other charges of $0.2 million (2006: $2.5 million), as described below. Excluding other charges, the gross margin on revenue was 61% in 2007, compared to 48% in 2006. The increase in the gross profit margin in 2007 as compared to 2006 was principally a result of changes in product mix. Royalties continue to grow as a percentage of total manufacturing revenue and royalties. In 2007, our royalties were 47% of total manufacturing revenue and royalties (2006: 44%).

Selling, General and Administrative Expenses

SG&A expense increased 27% to $50.0 million in 2007 from $39.4 million in 2006. Included within SG&A expense were other charges of $3.6 million (2006: $0.7 million), as described below. Excluding other charges, SG&A expense increased 20% to $46.4 million from $38.7 million in 2006. The increase primarily reflects higher legal costs related to the protection of our intellectual property, which is partially offset by lower amortisation charges as some EDT intangible assets were fully amortised in 2006.

Research and Development

R&D expense increased 5% to $48.4 million in 2007 from $46.1 million in 2006. The increase primarily reflects increased spend on proprietary programmes and on identifying suitable collaborative products for the NanoCrystal technology.

Gain on Arbitration Award

In December 2006, we were awarded $49.8 million following the conclusion of binding arbitration proceedings that were initiated against King with respect to an agreement to reformulate Sonata. This award was recognised as a gain in 2006 and was received in January 2007.

Other Charges/(Credits)

During 2007 and 2006, we incurred severance, restructuring and other costs of $3.8 million ($0.2 million included within cost of sales and $3.6 million included within SG&A) and $3.2 million ($2.5 million included within cost of sales and $0.7 million included within SG&A), respectively, arising from the realignment of our resources to meet our current business structure.

46 Elan Corporation, plc 2007 Annual Report

Financial Review

Liquidity and Capital Resources

Cash and Cash Equivalents, Liquid and Capital Resources

Our liquid resources and shareholders’ equity/(deficit) at 31 December were as follows:

	2007	2006	increase/
	$m	$m	(decrease)

Cash and cash equivalents	423.5	1,510.6	(72)%
Restricted cash—current	20.1	23.2	(13)%
Available-for-sale investments—current	276.9	11.2	2,372%

Total liquid resources	720.5	1,545.0	(53)%
Shareholders’ equity/(deficit)	(388.4)	204.8	(290)%

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Our primary source of funds at 31 December 2007 consisted of cash and cash equivalents of $423.5 million, which excludes current restricted cash of $20.1 million and current available-for-sale investments of $276.9 million.

At 31 December 2007, all of Elan’s liquid investments were invested in bank deposits and funds. In December 2007, due to dislocations in the capital markets, one of these funds was closed. As a result, the amount invested in this fund on the closure date of $305.9 million (31 December 2007: $274.8 million) no longer qualified as cash and cash equivalents and was reclassified as an investment. Since 31 December 2007, Elan has reduced the amount invested in this fund to approximately $90 million and has moved approximately $185 million into bank deposits and U.S. treasury funds.

At 31 December 2007, our shareholders’ deficit was $388.4 million, compared to shareholders’ equity of $204.8 million at 31 December 2006. The decrease is due primarily to the net loss incurred during the year. Our debt covenants do not require us to maintain or adhere to any specific financial ratios. Consequently, the shareholders’ deficit has no impact on our ability to comply with our debt covenants. Our recorded shareholders’ equity/(deficit) is substantially lower than our market capitalisation, in particular because the carrying values of our intangible assets do not fully reflect the value created through our R&D activities.

For additional information regarding our liquidity and capital resources, refer to Note 26 to the Consolidated Financial Statements.

Cash Flows

	2007	2006
	$m	$m

Net cash used in operating activities	(157.2)	(225.0)
Net cash flows provided by/(used in) investing activities	(326.6)	23.0
Net cash flows provided by/(used in) financing activities	(601.5)	627.3
Effect of foreign exchange rate changes on cash	(1.8)	4.6

Net increase/(decrease) in cash and cash equivalents	(1,087.1)	429.9
Cash and cash equivalents at beginning of year	1,510.6	1,080.7

Cash and cash equivalents at end of year	423.5	1,510.6

The results of our cash flow activities for 2007 and 2006 are described below.

2007

Net cash used in operating activities was $157.2 million in 2007. The primary components of cash used in operating activities were the net loss (adjusted to exclude non-cash charges and benefits) and changes in working capital accounts. Changes in working capital accounts provided a net cash inflow of $18.2 million and include the increase in accounts receivable of $30.1 million, the decrease in prepayments and other assets of $55.4 million (principally $49.8 million arbitration award, which

Elan Corporation, plc 2007 Annual Report 47

was paid by King in January 2007), the increase in inventory of $7.4 million, and the net increase of $0.3 million in accounts payable and accrued and other liabilities.

Net cash used in investing activities was $326.6 million in 2007. At 31 December 2007, all of Elan’s liquid investments were invested in bank deposits and funds. In December 2007, due to dislocations in the capital markets, one of these funds was closed. As a result, the amount invested in this fund on the closure date of $305.9 million (31 December 2007: $274.8 million) no longer qualified as cash and cash equivalents and was reclassified as an investment. Since 31 December 2007, Elan has reduced the amount invested in this fund to approximately $90 million and has moved approximately $185 million into bank deposits and U.S. treasury funds.

Net cash used in investing activities in 2007 also includes $12.3 million related to the purchase of investments and $26.1 million related to the purchase of property, plant and equipment, offset by net proceeds of $31.3 million from the sale of investments. As of 31 December 2007, we did not have any significant commitments to purchase property, plant and equipment, except for contracted additional capital expenditures of $12.7 million.

Net cash used in financing activities totalled $601.5 million in 2007, primarily reflecting the repayment of loans and finance lease obligations of $629.6 million (principally the redemption of $613.2 million of the Athena Notes), offset by $28.2 million of net proceeds from employee stock issuances.

We believe that our current liquid asset position will be sufficient to meet our needs for the foreseeable future.

2006

Net cash used in operating activities was $225.0 million in 2006. The primary components of cash used in operating activities were the net loss (adjusted to exclude non-cash charges and benefits) and changes in working capital accounts. The changes in working capital accounts include the net increase in accounts receivables and prepayments and other assets of $85.4 million (principally $49.8 million arbitration award entered in our favour and against King in December 2006, which was paid by King in January 2007), the increase in inventory of $6.0 million, and the net increase of $20.2 million in accounts payable and accrued and other liabilities.

Net cash provided by investing activities was $23.0 million in 2006. The major component of cash generated from investing activities includes net proceeds of $14.1 million from the disposal of investments and $54.2 million from the sale of the European rights to Prialt, partially offset by $29.9 million for capital expenditures and $18.6 million for the purchase of intangible and other assets.

Net cash provided by financing activities totalled $627.3 million in 2006, primarily reflecting the net proceeds of $602.8 million from the issuances of $465.0 million of the 8.875% Notes and $150.0 million of the Floating Rate Notes due 2013, and $29.8 million of net proceeds from employee stock issuances, offset by $5.7 million related to the repayment of loans and finance lease obligations.

Debt Facilities

At 31 December 2007, we had outstanding debts of $1,765.0 million in aggregate principal amount which consisted of the following:

$m

7.75% Notes due 2011	850.0
Floating Rate Notes due 2011	300.0
8.875% Notes due 2013	465.0
Floating Rate Notes due 2013	150.0

Total current and long-term debts	1,765.0

During 2007, at 31 December 2007, and, as of the date of approval of this Annual Report, we were not in violation of any of our debt covenants. Our debt covenants do not require us to maintain or adhere to any specific financial ratios. Consequently, the shareholders’ deficit of $388.4 million at 31 December 2007 has no impact on our ability to comply with our debt covenants. For additional information regarding our outstanding debts refer to Note 21 to the Consolidated Financial Statements.

48 Elan Corporation, plc 2007 Annual Report

Financial Review

Commitments and Contingencies

For information regarding commitments and contingencies, refer to Note 28 to the Consolidated Financial Statements.

Contractual Obligations

The following table sets out, at 31 December 2007, our main contractual obligations due by period for debt principal and interest repayments and finance and operating leases. These represent the major contractual future payments that may be made by us. The table does not include items such as expected capital expenditures on plant and equipment, future investments in financial assets or future milestones we may elect to pay Biogen Idec. At 31 December 2007, the directors had authorised capital commitments for the purchase of property, plant and equipment of $12.7 million (2006: $5.6 million). At 31 December 2007, the directors had authorised capital expenditure, which had not been contracted for, of $1.8 million (2006: $7.3 million).

		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
	$m	$m	$m	$m	$m

7.75% Notes due 2011	850.0	—	—	850.0	—
Floating Rate Notes due 2011	300.0	—	—	300.0	—
8.875% Notes due 2013	465.0	—	—	—	465.0
Floating Rate Notes due 2013	150.0	—	—	—	150.0

Total debt principal obligations	1,765.0	—	—	1,150.0	615.0

Debt interest payments(1)	685.5	147.7	295.5	191.3	51.0
Operating lease obligations	275.8	17.1	42.0(2)	57.6	159.1

Total contractual obligations	2,726.3	164.8	337.5	1,398.9	825.1

(1)	The Floating Rate Notes due 2011 and Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to three-month London Interbank Offer Rate (LIBOR) plus 4.0% and 4.125%, respectively. To calculate our interest payment obligation, we used the LIBOR at 31 December 2007.

(2)	Net of estimated incentives for tenant leasehold improvements of $10.0 million and $2.8 million in 2009 and 2010, respectively.

At 31 December 2007, we had commitments to invest $1.8 million (2006: $2.4 million) in healthcare managed funds.

Under our collaboration agreement with Biogen Idec, if global in-market net sales of Tysabri are, on average, for four calendar quarters, in excess of $125 million per calendar quarter, then we may elect to make a milestone payment to Biogen Idec of $75 million in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $700 million. Additionally, if we have made this first milestone payment, then we may elect to pay a further $50 million milestone to Biogen Idec if global in-market net sales of Tysabri are, on average, for four calendar quarters, in excess of $200 million per calendar quarter, in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. Should we elect not to make the first milestone payment of $75 million, then our percentage share of Tysabri will be reduced to approximately 35% for annual global in-market net sales of Tysabri exceeding $700 million. If we elect to make the first milestone payment, but not the second milestone payment, then our percentage share of Tysabri will be reduced to approximately 35% for annual global net sales of Tysabri exceeding $1.1 billion.

In disposing of assets or businesses, we often provide customary representations, warranties and indemnities (if any) to cover various risks. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our financial condition or results of operations.

The two major rating agencies covering our debt rate it as sub-investment grade debt. None of our debt has a rating trigger that would accelerate the repayment date upon a change in rating.

Elan Corporation, plc 2007 Annual Report 49

Our debt ratings at 31 December 2007 and 2006 were as follows:

Moody’s Investors
	Standard & Poor’s	Service

Athena Notes (redeemed in full in January 2007)	B	B3
7.75% Notes	B	B3
Floating Rate Notes due 2011	B	B3
8.875% Notes	B	B3
Floating Rate Notes due 2013	B	B3

Capital Expenditures

We believe that our current and planned manufacturing, research, product development and corporate facilities will adequately meet our current and projected needs. In June and December 2007, we entered into lease agreements for two additional buildings in South San Francisco, which are currently under construction. The lease term for the first building is expected to commence in the first quarter of 2009 and the second in the first quarter of 2010. The buildings will be utilised for our R&D, sales and administrative functions. We may invest a significant amount of cash and resources into building a biologics manufacturing facility for AAB-001. We will use our resources to make capital expenditures as necessary from time to time and also to make investments in the purchase or licensing of products and technologies and in marketing and other alliances with third parties to support our long term strategic objectives.

Financial Risk Management

Inflation Risk

Inflation had no material impact on our operations during the year.

Foreign Currency Risk

We are a multinational business operating in a number of countries and the U.S. dollar is the primary currency in which we conduct business. The U.S. dollar is used for planning and budgetary purposes and as the presentation currency for financial reporting. We do, however, have revenues, costs, assets and liabilities denominated in currencies other than U.S. dollars. Consequently, we enter into derivative financial instruments to manage our non-U.S. dollar foreign exchange risk. We use derivative financial instruments primarily to reduce exposures to market fluctuations in foreign exchange rates. We do not enter into derivative financial instruments for trading or speculative purposes. All derivative contracts entered into are in liquid markets with credit-approved parties. The treasury function operates within strict terms of reference that have been approved by our board of directors.

The U.S. dollar is the base currency against which all identified transactional foreign exchange exposures are managed and hedged. The principal risks to which we are exposed are movements in the exchange rates of the U.S. dollar against the Euro and Sterling. The main exposures are net costs in Euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets.

We had entered into a number of forward foreign exchange contracts at various rates of exchange which required us to sell U.S. Dollars for Euro on various dates. The forward contracts expired on various dates throughout 2007. There were no forward or swap contracts outstanding at 31 December 2007.

During 2007, average exchange rates were $1.37 = €1.00. We sell U.S. dollars to buy Euro for costs incurred in Euro.

For additional information regarding foreign currency risk, refer to Note 26 to the Consolidated Financial Statements.

Interest Rate Risk on Debts

Our long-term debt is primarily at fixed rates, except for the $300.0 million of Floating Rate Notes due 2011 and $150.0 million of Floating Rate Notes due 2013 issued in November 2004 and November 2006, respectively. Interest rate changes affect the amount of interest on our variable rate debt.

50 Elan Corporation, plc 2007 Annual Report

Financial Review

The table below summarises the market risks associated with our fixed and variable rate debts outstanding at 31 December 2007:

	2011	2012	Thereafter	Total
	$m	$m	$m	$m

Fixed rate debts(1)	850.0	—	465.0	1,315.0
Average interest rate	7.75%	—	8.875%	8.15%
Variable rate debts(2)(3)	300.0	—	150.0	450.0
Average interest rate	9.48%	—	9.67%	9.54%

Total debts	1,150.0	—	615.0	1,765.0
Average interest rate	8.20%	—	9.07%	8.50%

(1)	Represents 74.5% of all outstanding debts.

(2)	Represents 25.5% of all outstanding debts.

(3)	Variable interest rates are based on average LIBOR rates in 2007.

If market rates of interest on our variable rate debts, increased by 10%, then the increase in interest expense on the variable rate debts would be $4.1 million annually. As of 31 December 2007, the fair value of our debts was $1,680.6 million. See Notes 21 and 26 to the Consolidated Financial Statements for additional information on our debts.

Interest Rate Risk on Investments

Our liquid funds are invested primarily in U.S. dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate changes affect the returns on our investment funds. Our exposure to interest rate risk on liquid funds is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, we can more readily monitor and hedge these risks. Duration analysis recognises the time value of money and in particular, prevailing interest rates by discounting future cash flows.

The interest rate risk profile of our investments at 31 December 2007 was as follows:

	Fixed	Floating	No Interest	Total
	$m	$m	$m	$m

Cash and cash equivalents	—	423.5	—	423.5
Restricted cash (current)	—	20.1	—	20.1
Restricted cash (non-current)	—	9.5	—	9.5
Available-for-sale investments (current)	—	268.1	8.8	276.9
Available-for-sale investment (non-current)	—	13.0	13.2	26.2

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, LIBOR or bank rates dependent on principal amounts on deposit. For additional information on our investments, refer to Notes 16 and 26 to the Consolidated Financial Statements.

Credit Risk

Our treasury function transacts business with counterparties that are considered to be low investment risks. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. We only enter into contracts with parties that have at least investment grade credit rating. The counterparties to these contracts are major financial institutions. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. We believe that the risk of any net loss from counterparty credit risk is minimal.

For customers, we have a credit policy in place which involves credit evaluation and ongoing account monitoring.

We do not currently transact significant business in countries that are subject to major political and economic uncertainty. As a result, we are not materially exposed to any sovereign risk or payment difficulties.

Elan Corporation, plc 2007 Annual Report 51

At the balance sheet date, we have a significant concentration of credit risk given that our main customers, AmerisourceBergen and Fournier Pharma Corp. account for 53% of our gross accounts receivable balance at 31 December 2007. However, we do not believe our credit risk in relation with these two customers is significant, as they each have an investment grade credit rating.

For additional information regarding credit risk, refer to Note 26 to the Consolidated Financial Statements.

Equity Price Risk

We are exposed to equity price risks primarily on our available-for-sale investments, which include quoted investments carried at a fair value of $8.8 million (2006: $11.2 million). These investments are primarily in small emerging pharmaceutical and biotechnology companies. A decrease of 10% in equity prices would result in a decrease of $0.9 million in the fair value of our available-for-sale quoted investments. The decrease would be recognised directly in equity unless it has been determined to be an impairment, in which case it would be recognised in the income statement. An increase of 10% in equity prices would result in an increase of $0.9 million in the fair value of our available-for-sale quoted investments. The increase would be recognised directly in equity.

For additional information on our investments, refer to Notes 16 and 26 to the Consolidated Financial Statements.

Liquidity Risk

We believe that we have sufficient current cash, liquid resources, realisable assets and investments to meet our liquidity requirements for at least the next 12 months. Longer-term liquidity requirements and debt repayments will need to be met out of available cash resources, future operating cash flows, financial and other asset realisations and future financing. However, events, including a material deterioration in our operating performance as a result of our inability to sell significant amounts of Tysabri, material adverse legal judgements, fines, penalties or settlements arising from litigation or governmental investigations, failure to successfully develop and receive marketing approval for products under development or the occurrence of other circumstances or events described under “Risk Factors” on pages 144 to 151, could materially adversely affect our ability to meet our longer-term liquidity requirements.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec for the development of Tysabri and Wyeth for Alzheimer’s disease. We expect to commit significant cash resources to the development and commercialisation of products in our development pipeline.

We continually evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. We may raise additional capital, restructure or refinance outstanding debt, repurchase material amounts of outstanding debt (including the 7.75% senior fixed rate notes (7.75% Notes), the Floating Rate Notes due 2011, the 8.875% Notes and the Floating Rate Notes due 2013), consider the sale of interests in subsidiaries, investment securities or other assets or the rationalisation of products, or take a combination of such steps or other steps to increase or manage our liquidity and capital resources. Any such actions or steps, including any repurchase of outstanding debt, could be material. In the normal course of business, we may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, we may consider using available cash or raising additional capital, including the issuance of additional debt.

For additional information regarding liquidity risk, refer to Note 26 to the Consolidated Financial Statements.

Post Balance Sheet Events

On 14 January 2008, the FDA approved Elan and Biogen Idec’s sBLA for Tysabri for CD. Tysabri is now approved for inducing and maintaining clinical response and remission in adult patients with moderately to severely active CD with evidence of inflammation who have had an inadequate response to, or are unable to tolerate, conventional CD therapies and inhibitors of TNF-alpha.

52 Elan Corporation, plc 2007 Annual Report

Financial Review

Board of Directors and Senior Management

Directors

Kyran McLaughlin (63)
Non-Executive Chairman, Member of the Nominating Committee
Mr. McLaughlin was appointed a director of Elan in January 1998 and was appointed chairman of Elan in January 2005. He is deputy chairman at Davy Stockbrokers, Ireland’s largest stockbroker firm. He is also a director of Ryanair Holdings, plc and is a director of a number of private companies.

Floyd Bloom, MD (71)
Non-Executive Director, Member of the Science and Technology Committee
Dr. Bloom was appointed a director of Elan in July 2007. He is the retired chairman of the Scripps Research Department of Neuropharmacology and was the previous editor-in-chief of Science. He also served as president of the American Association for the Advancement of Science (2002-2003) and was chairman of its board of directors (2003-2004). A professor at Scripps Research since 1983, Dr. Bloom serves as chairman of the Department of Neuropharmacology (1989-2000; 2002 to present). A member of the National Academy of Science since 1977, Dr. Bloom is the recipient of numerous prizes for his contributions to science.

Shane Cooke (45)
Executive Director, Chief Financial Officer and Head of Elan Drug Technologies
Mr. Cooke was appointed a director of Elan in May 2005. He joined the company as executive vice president and chief financial officer (CFO) in July 2001, and was additionally appointed head of EDT in May 2007. Prior to joining Elan, Mr. Cooke was chief executive of Pembroke Capital Limited, an aviation leasing company, and prior to that held a number of senior positions in finance in the banking and aviation industries. Mr. Cooke is a chartered accountant and a graduate of University College Dublin.

Laurence G. Crowley (71)
Non-Executive Director, Member of the Leadership Development and Compensation Committee, Member of the Audit Committee
Mr. Crowley was appointed a director of Elan in March 1996. He was governor of the Bank of Ireland until his retirement in July 2005. He is presently chairman of Ecocem Ltd. and Realex Payments and is a director of a number of private companies and not-for-profit organisations. Mr. Crowley is a chartered accountant.

Lars Ekman, MD, PhD (58)
Non-Executive Director, Chairman of the Science and Technology Committee
Dr. Ekman was appointed a director of Elan in May 2005 and joined Elan as executive vice president and president, global R&D, in 2001. He retired from his executive position in Elan on 31 December 2007. Prior to joining Elan, he was executive vice president, R&D, at Schwarz Pharma AG since 1997. From 1984 to 1997, Dr. Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr. Ekman is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his PhD and MD from the University of Gothenburg, Sweden.

Jonas Frick (50)
Non-Executive Director, Member of the Science and Technology Committee
Mr. Frick was appointed a director of Elan in September 2007. He has been the chief executive officer of Resistentia AB since January 2008 and is the former chief executive officer of Scandinavian Life Science Ventures (SLS Ventures). He was the chief executive officer and president of Medivir AB and served in senior executive positions in Pharmacia’s international businesses in the central nervous system and autoimmune areas across Italy, Sweden and Japan. He is a founding member of the Swedish Biotechnology Industry Organization.

Ann Maynard Gray (62)
Non-Executive Director, Member of the Nominating Committee

Elan Corporation, plc 2007 Annual Report 53

Ms. Gray was appointed a director of Elan in February 2001. She was formerly president of Diversified Publishing Group of Capital Cities/ABC, Inc. Ms. Gray is also a director of Duke Energy Corporation and The Phoenix Companies, Inc.

Gary Kennedy (50)
Non-Executive Director, Chairman of the Audit Committee
Mr. Kennedy was appointed a director of Elan in May 2005. From May 1997 to December 2005, he was group director, finance & enterprise technology, at Allied Irish Banks, plc (AIB) and a member of the main board of AIB and was also on the board of M&T, AIB’s associate in the United States. Prior to that, Mr. Kennedy was group vice president at Nortel Networks Europe after starting his management career at Deloitte & Touche. He served on the board of the Industrial Development Authority of Ireland for 10 years until he retired in December 2005. He is a director of Finance Ireland plc, the NUI Galway Development Board and a number of private companies. Mr. Kennedy is a chartered accountant.

Giles Kerr (48)
Non-Executive Director, Member of the Audit Committee
Mr. Kerr was appointed a director of Elan in September 2007. He is currently the director of finance with the University of Oxford, England, and a fellow of Keble College. He is also a director and chairman of the audit committee of Victrex plc and a director of BTG plc, Isis Innovation Ltd and a number of private companies. Previously, he was the group finance director and chief financial officer of Amersham plc, and prior to that, he was a partner with Arthur Andersen in the United Kingdom.

G. Kelly Martin (49)
Executive Director, President and CEO
Mr. Martin was appointed a director of Elan in February 2003 following his appointment as president and chief executive officer. He was formerly president of the International Private Client Group and a member of the executive management and operating committee of Merrill Lynch & Co., Inc. He spent over 20 years at Merrill Lynch & Co., Inc. in a broad array of operating and executive responsibilities on a global basis.

Kieran McGowan (64)
Non-Executive Director, Lead Independent Director, Chairman of the Nominating Committee
Mr. McGowan was appointed a director of Elan in December 1998. From 1990 until his retirement in December 1998, he was chief executive of the Industrial Development Authority of Ireland. He is chairman of the governing authority of University College Dublin and CRH, plc, and a director of Irish Life and Permanent, plc, United Drug, plc, Enterprise Ireland, and a number of private companies.

William Rohn (64)
Non-Executive Director, Member of the Leadership, Development and Compensation Committee
Mr. Rohn was appointed a director of Elan in May 2006. He is currently vice chairman of Raven Biotechnologies, Inc., and a director of Metabasis Therapeutics, Inc., Cerus Corp and Pharmacyclics, Inc. Previously, he was chief operating officer of Biogen Idec until January 2005 and prior thereto president and chief operating officer of Idec Pharmaceutical Corporation from 1993.

Dennis J. Selkoe, MD (64)
Non-Executive Director, Chairman of the Leadership Development and Compensation Committee, Member of the Science and Technology Committee
Dr. Selkoe was appointed a director of Elan in July 1996, following our acquisition of Athena Neurosciences, where he served as a director since July 1995. Dr. Selkoe was a founder of Athena Neurosciences. Dr. Selkoe, a neurologist, is a professor of neurology and neuroscience at Harvard Medical School. He also serves as co-director of the Center for Neurologic Diseases at The Brigham and Women’s Hospital.

Jeffrey Shames (52)
Non-Executive Director, Member of the Audit Committee
Mr. Shames was appointed a director of Elan in July 2007. He is the retired chairman and chief executive officer of MFS Investment Management. Mr. Shames is currently an executive in residence at the Massachusetts Institute of Technology (MIT) and has served on both the visiting committee and the Dean’s Advisory Board of the Sloan School at MIT. He is the chairman of the Board of Trustees of Berklee College of Music; a member of the Board of Trustees of City Year (a youth service organisation); co-founder and member of the Board of Hurricane Voices, a not-for profit breast cancer foundation; and trustee of the XPrize Foundation.

54 Elan Corporation, plc 2007 Annual Report

Financial Review

Senior Management

Menghis Bairu, MD (47)
Senior Vice President, Head of International
Dr. Bairu was appointed senior vice president and head of international for all of Elan’s biopharmaceutical activities outside the United States in May 2007. He joined Elan in 2004 and had served as vice president and head of global medical affairs and as senior director in charge of the regional medical scientists. Prior to joining Elan, Dr. Bairu worked at Genentech, Inc. in various commercial, clinical and managed care roles. He received his undergraduate degree in business administration from Instituto VII Tecnico Commerciale in Milan, Italy, and attended the Universita Statale, Facoltà di Medicina e Chirurgia (Faculty of Medicine and Surgery) in Milan, where he received his Medical Degree.

James Callaway, PhD (51)
Senior Vice President, Head of Immunotherapy AD Clinical Programmes
Dr. Callaway was appointed senior vice president, head of immunotherapy Alzheimer’s disease clinical programmes, in March 2004. Since joining Elan in 1995, Dr. Callaway has held several senior positions, including interim head of global development and vice president of biopharmaceutical development services. Prior to joining Elan, he worked at Bayer Pharmaceuticals. Dr. Callaway received his PhD in biological chemistry from University of California, Los Angeles, and a Bachelor of Science in chemistry from California State University, Chico.

Nigel Clerkin (34)
Senior Vice President, Finance and Group Controller
Mr. Clerkin was appointed senior vice president, finance and group controller in January 2004, having previously held a number of financial and strategic planning positions since joining Elan in January 1998. He is also our principal accounting officer. Mr. Clerkin is a chartered accountant and a graduate of Queen’s University Belfast.

Richard Collier (54)
Executive Vice President and General Counsel
Mr. Collier joined Elan as executive vice president and general counsel in November 2004. Prior to joining Elan, Mr. Collier was senior counsel at Morgan, Lewis & Bockius LLP. Prior to joining Morgan Lewis, he was senior vice president and general counsel at Pharmacia (now Pfizer), after serving in that position at Pharmacia & Upjohn. Prior to his experience at Pharmacia, Mr. Collier spent 11 years at Rhone-Poulenc Rorer, Inc. Previously, he was in private practice after having served with the U.S. Federal Trade Commission and U.S. Department of Justice. Mr. Collier is a graduate of Temple University and earned his Juris Doctor at Temple University.

William F. Daniel (56)
Executive Vice President and Company Secretary
Mr. Daniel was appointed a director of Elan in February 2003 and served until July 2007. He has served as the company secretary since December 2001, having joined Elan in March 1994 as group financial controller. In July 1996, he was appointed group vice president, finance, group controller and principal accounting officer. From 1990 to 1992, Mr. Daniel was financial director of Xtravision, plc. Mr. Daniel is a chartered accountant and a graduate of University College Dublin.

David W. Feigal, Jr, MD (58)
Senior Vice President, Head of Global Regulatory and Global Safety Surveillance
Dr. Feigal joined Elan as senior vice president, head of global regulatory and global safety surveillance in November 2006. Prior to joining Elan, he served most recently as a principal with NDA Partners, and prior thereto spent 12 years with the FDA. Before joining the FDA, Dr. Feigal worked for 10 years within the academic and hospital settings of the University of California in San Diego, San Francisco and Davis. Dr. Feigal holds an BA from University of Minnesota, an MD from Stanford University and a Master of Public Health from the University of California, Berkeley.

Allison Hulme, PhD (44)
Executive Vice President, Global Development
Dr. Hulme was appointed executive vice president, head of global development, in May 2007. From 2005 to 2007, Dr. Hulme was executive vice president, autoimmune, Tysabri, global development. Previously, Dr. Hulme held the positions of executive vice president, Tysabri business enterprise, and senior vice president, head of global development. Prior to joining Elan in October 1995, Dr. Hulme held several positions in clinical research at Glaxo Wellcome Pharmaceuticals (United Kingdom) and served as a

Elan Corporation, plc 2007 Annual Report 55

lecturer at Luton University. She holds a degree in science from Luton University and earned her PhD from Cranfield Institute of Technology.

Karen S. Kim (45)
Executive Vice President, Corporate Strategy & Alliances, Communications, Branding and Specialty Business Group
Ms. Kim was appointed executive vice president, corporate strategy & alliances, communications, branding and specialty business group, in January 2005. She joined Elan in September 2003 as senior vice president, head of global corporate strategy and strategic alliances. Prior to joining Elan, Ms. Kim held senior management positions at Merrill Lynch & Co., which she joined in 1998, and where she was most recently head of client development in the International Private Client Group. Previously she held senior management positions at the Cambridge Group and The MAC Group/Gemini Consulting. She is a graduate of Wellesley College and earned her MBA from the Harvard Graduate School of Business Administration.

Ivan Lieberburg, MD, PhD (58)
Executive Vice President and Chief Medical Officer
Dr. Lieberburg is executive vice president and chief medical officer of Elan, where he has held a number of senior positions, most recently senior vice president of research. Prior to joining Athena Neurosciences in 1987, Dr. Lieberburg held faculty positions at the Albert Einstein College of Medicine and Mt. Sinai School of Medicine in New York. He received an AB from Cornell University and earned his PhD in Neurobiology from The Rockefeller University. Dr. Lieberburg was a postdoctoral fellow in Neurobiology at Rockefeller University. He earned his MD from the University of Miami. Dr. Lieberburg was a research endocrine fellow at the University of California, San Francisco.

Kathleen Martorano (46)
Executive Vice President, Strategic Human Resources
Ms. Martorano was appointed executive vice president, strategic human resources, and a member of the office of the chief executive officer, in January 2005. She joined Elan in May 2003 as senior vice president, corporate marketing and communications. Prior to joining Elan, Ms. Martorano held senior management positions at Merrill Lynch & Co., which she joined in 1996, and where she was most recently first vice president of marketing and communications for the International Private Client Group. Previously, she held senior management positions with Salomon Brothers. Ms. Martorano holds a Bachelor of Science degree from Villanova University.

Johannes Roebers, PhD (47)
Senior Vice President, Head of Biologic Strategy, Planning and Operations
Dr. Roebers joined Elan as senior vice president, head of biologic strategy, planning and operations, in July 2007. Prior to joining Elan, Dr. Roebers worked at Genentech. He joined Genentech when it acquired the Oceanside manufacturing facility from Biogen Idec in 2005, as he had been Biogen Idec’s project leader for design, construction and start-up of the facility since 2001. Before joining Biogen Idec, Dr. Roebers spent 11 years with Bayer Corporation. He received his Diplom-Ingenieur in mechanical engineering from RWTH Aachen in Aachen, Germany, and his PhD in chemical engineering from Clemson University.

Dale Schenk, PhD (50)
Executive Vice President and Chief Scientific Officer
Dr. Schenk was appointed Elan’s executive vice president and chief scientific officer in September 2007. From 2003 to 2007, Dr. Schenk was senior vice president and Elan’s chief scientific officer. From 1999 to 2003, Dr. Schenk was senior vice president of discovery research at Elan and, from 1998 to 1999, he was the company’s vice president of neurobiology. Previously, Dr. Schenk was director of neurobiology for Athena Neurosciences from 1994 to 1998. Earlier at Athena, from 1987 to 1994, Dr. Schenk served as the leader of several research programmes. Dr. Schenk earned his bachelor’s degree in biology and a PhD in physiology and pharmacology from the University of California, San Diego.

Ted Yednock, PhD (50)
Executive Vice President, Head of Global Research
Dr. Yednock was appointed executive vice president, head of global research, in September 2007. Dr. Yednock joined Athena Neurosciences in 1990 to initiate work on MS. He has contributed to a number of research efforts since that time in the areas of both autoimmune and neurodegeneration, and has held a number of scientific and management positions within the organisation, including senior vice president, head of global research, and vice president, biology. He earned his bachelor’s degree in biology and chemistry from the University of Illinois and his PhD in immunology from the University of California, San Francisco.

56 Elan Corporation, plc 2007 Annual Report

Directors’ Report

Introduction

The directors submit their Annual Report, together with the audited financial statements of Elan Corporation, plc, for the year ended 31 December 2007.

Review of the Development of the Business

Elan Corporation, plc, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. Our shares trade on the New York, London and Irish Stock Exchanges and our principal R&D, manufacturing and marketing facilities are located in Ireland and the United States.

Our operations are organised into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities primarily in Alzheimer’s disease, Parkinson’s disease, multiple sclerosis, Crohn’s disease, severe chronic pain and infectious diseases. EDT is an established, profitable and growing specialty pharmaceutical business unit of Elan. For nearly 40 years, EDT has been applying its skills and knowledge to enhance the performance of dozens of drugs that have been marketed worldwide.

A detailed review of our performance during the financial year is included in the “Financial Review” section of this Annual Report.

The future success of the Biopharmaceuticals business depends on the continued successful commercialisation of Tysabri and the successful development of additional products. The future success of the EDT business depends on our ability to drive growth through our existing approved licensed products and pipeline of products in clinical development, our ability to generate new pipeline opportunities by entering into further licensing arrangements with pharmaceutical companies, and on our ability to identify and develop proprietary products.

Information on legal proceedings pending against Elan is contained in Note 30 to the Consolidated Financial Statements. For further discussion of the risk factors which impact us, please refer to the “Risk Factors” section of this Annual Report.

Post Balance Sheet Events

For information on post balance sheet events, please refer to Note 32 to the Consolidated Financial Statements.

Research and Development

During the year ended 31 December 2007, our expenditures on R&D amounted to $271.7 million, compared to $226.2 million for the year ended 31 December 2006.

Financial Results and Dividends

The results for the year are set out beginning on page 77 of this Annual Report. The directors do not propose the payment of a dividend.

Financial Risk Management

Our financial risk management objectives and policies and exposure to market risk are outlined in Note 26 to the Consolidated Financial Statements.

Elan Corporation, plc 2007 Annual Report 57

International Financial Reporting Standards

This Annual Report for the year ended 31 December 2007 is prepared in accordance with IFRS as adopted by the European Union and meets the reporting requirements pursuant to Irish company law and the Irish Stock Exchange Listing Rules. Separately, we also prepare a Form 20-F pursuant to the rules and regulations of the SEC and in accordance with U.S. GAAP, which differ in certain significant respects from IFRS. The Form 20-F under U.S. GAAP is a separate document from this Annual Report. Refer to the “U.S. GAAP Information,” beginning on page 138 for a discussion of the significant differences between IFRS and U.S. GAAP.

Directors

The names of the directors are shown on pages 53 to 54. Dr. Gillespie retired as a director on 24 May 2007 and Mr. Daniel retired as a director on 1 July 2007. Dr. Bloom and Mr. Shames were appointed as directors on 1 July 2007 and Mr. Frick and Mr. Kerr were appointed as directors on 13 September 2007. Under the terms of our Articles of Association, directors serve for a term of three years expiring at the Annual General Meeting in the third year following their appointment or as the case may be, their re-appointment at the Annual General Meeting. Additionally, in line with the provisions of the Combined Code, non-executive directors who have served on the board for in excess of nine years are subject to annual re-election by shareholders. Directors are not required to retire at any set age and may, if recommended by the board of directors, offer themselves for re-election at any Annual General Meeting where they are deemed to have retired by rotation.

In accordance with our Articles of Association and the Combined Code, Mr. Crowley, Mr. McLaughlin, Ms. Maynard Gray, Mr. McGowan and Dr. Selkoe will retire by rotation at the 2008 Annual General Meeting. Mr. McLaughlin, Ms. Maynard Gray, Mr. McGowan and Dr. Selkoe, being eligible, offer themselves for re-election. Mr. Crowley will not be seeking re-election and will retire from the board effective at the conclusion of the 2008 Annual General Meeting. Dr. Bloom, Mr. Frick, Mr. Kerr and Mr. Shames, who were appointed to the board during the year, will seek election at the forthcoming Annual General Meeting.

Rules relating to the appointment and replacement of directors of the Company are set out in detail on page 152.

Directors’ Interests

The beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc at 31 December 2007, including their spouses and children under eighteen years of age, are shown in the Report of the Leadership, Development and Compensation Committee (LDCC) on page 67.

Transactions with Directors

There were no transactions with directors during the year ended 31 December 2007 other than as outlined in the “Transactions with Directors and Executive Officers,” section of the Report of the LDCC and in Note 31 to the Consolidated Financial Statements.

Significant Shareholdings

The following table sets forth certain information regarding the beneficial ownership of Ordinary Shares at 14 March 2008 by major shareholders known to us and all of our directors and officers as a group (either directly or by virtue of ownership of our American Depository Shares (ADSs)):

	No. of		Date of	Percent of
Name of Owner or Identity of Group	Shares		Disclosure(1)	Class(2)

Fidelity Management and Research Company	70,634,380		10 March 2008	14.96%
Wellington Management	32,105,492		29 February 2008	6.80%
Westfield Capital Management Co. LLC	22,355,062		14 March 2008	4.73%
Goldman Sachs	15,726,338		7 March 2008	3.33%
Jennison Associates LLC	14,369,339		14 March 2008	3.05%
Capital Research Management	14,288,407		24 December 2007	3.03%
All directors and officers as a group (18 persons)	5,847,220	(3)	—	1.24%

58 Elan Corporation, plc 2007 Annual Report

Directors’ Report

(1)	Since the date of disclosure, the interest of any person listed above in our Ordinary Shares may have increased or decreased. No requirement to notify us of any change would have arisen unless the holding moved up or down through a whole number percentage level.

(2)	Based on 472.3 million Ordinary Shares outstanding on 14 March 2008.

(3)	Includes 4.9 million Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers as a group as of 14 March 2008.

Except for these interests, we have not been notified, pursuant to Section 67 of the Companies Act 1990 or otherwise, at 14 March 2008 of any interest of 3% or more of our issued share capital. Neither Fidelity Management Group and Research Company, Wellington Management, Westfield Capital Management Co. LLC, Goldman Sachs, Jennison Associates LLC nor Capital Research & Management has voting rights different from other shareholders.

We, to our knowledge, are not directly or indirectly owned or controlled by another entity or by any government. We do not know of any arrangements, the operation of which might result in a change of control of us.

A total of 472,298,802 Ordinary Shares of Elan were issued and outstanding at 14 March 2008, of which 3,963 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of American Depository Receipt (ADRs). 411,149,980 Ordinary Shares were represented by our ADSs, evidenced by ADRs, issued by The Bank of New York, as depositary, pursuant to a deposit agreement. At 14 March 2008, the number of holders of record of Ordinary Shares was 8,748, which includes 12 holders of record in the United States, and the number of registered holders of ADRs was 3,258. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

For additional information regarding our share capital, refer to Note 24 to the Consolidated Financial Statements.

Change of Control

For information regarding certain change of control provisions of agreements to which we are a party, please refer to page 151 of the “Risk Factors” section of this Annual Report.

Statement of Directors’ Responsibilities in Respect of the Annual Report and the Financial Statements

The directors are responsible for preparing the Annual Report and the group and parent company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law, the directors are required to prepare the group financial statements in accordance with IFRS as adopted by the European Union and have elected to prepare the parent company financial statements on the same basis.

The financial statements are required by law and IFRS as adopted by the European Union to present fairly the financial position and performance of the group and the company. The Companies Acts 1963 to 2006 provide in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the group and parent company financial statements, the directors are required to:

•	Select suitable accounting policies and then apply them consistently;

•	Make judgements and estimates that are reasonable and prudent; and

•	Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Acts 1963 to 2006. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Elan Corporation, plc 2007 Annual Report 59

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange, the directors are also responsible for preparing a Directors’ Report and reports relating to directors’ remuneration and corporate governance that comply with that law and those Rules.

Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Accounting Records

The directors believe that they have complied with Section 202 of the Companies Act, 1990 with regard to books of account by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of Elan Corporation, plc are maintained at our office in Monksland, Athlone, County Westmeath, Ireland.

Political Donations

There were no political contributions that require disclosure under the Electoral Act, 1997.

Subsidiary Companies

For additional information regarding significant subsidiary undertakings, please refer to Note 34 to the Consolidated Financial Statements.

Auditors

In accordance with Section 160(2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the board,

Kyran McLaughlin,	G. Kelly Martin,
Chairman	President and Chief Executive Officer
28 March 2008

60 Elan Corporation, plc 2007 Annual Report

Corporate Governance

Policies

We are committed to the adoption and maintenance of the highest standards of corporate governance and compliance. We comply with the provisions of the revised Combined Code on Corporate Governance issued in June 2006 and subsequently adopted by the London and Irish Stock Exchanges.

In May 2002, following a review with external legal counsel, the board of directors adopted a set of corporate governance guidelines (the guidelines) and restructured the existing three board committees into four board committees, the Executive Committee, Audit Committee, Compensation Committee (now the LDCC) and Nominating Committee and adopted a written charter for each committee (collectively the committee charters). The Executive Committee was subsequently abolished on 3 February 2005. The guidelines and the committee charters were revised and updated in November 2003 to incorporate the requirements of the Sarbanes-Oxley Act, 2002, the revised listing rules of the New York Stock Exchange (NYSE) and certain measures agreed as part of the settlement of the 2002 derivative action. In November 2003, we formally adopted a Code of Conduct that applies to all employees and to our board of directors.

The guidelines cover the mission of the board, director responsibilities, board structure (including the roles of the Chairman, Chief Executive Officer (CEO) and the Lead Independent Director, board composition, independent directors, definition of independence, board membership criteria, selection of new directors, time limits and mandatory retirement, board composition and evaluation), leadership development (including formal evaluation of the Chairman and CEO, succession planning and director development), board committees, board meeting proceedings, board and independent director access to top management, independent advice and board interaction with institutional investors, research analysts and media.

Our policy is to conduct our business in compliance with all applicable laws, rules and regulations and therefore our employees are expected to perform to the highest standards of ethical conduct, consistent with legal and regulatory requirements. The Code of Conduct applies to directors, officers and employees and provides guidance on how to fulfil these requirements, how to seek advice and resolve questions about the appropriateness of conduct, and how to report possible violations of our legal obligations or ethical principles. We have implemented a Corporate Compliance programme that establishes a framework for adherence to applicable laws, rules and regulations and ethical standards, as well as a mechanism for preventing and reporting any breach of same. The Corporate Compliance office was established to manage the Corporate Compliance programme. An executive level Corporate Compliance Steering Committee also provides oversight of Elan’s compliance activities.

The Guidelines, the Committee Charters and Code of Conduct are available on the company website, www.elan.com, under Governance. Any amendments to or waivers from the Code of Conduct will also be posted to our website. There have been no such waivers.

The Board

The roles of the chairman and CEO are separated. The chairman of the board is responsible for the leadership and management of the board. Our CEO is responsible for the operation of the business of the Company. Other significant commitments of the chairman are set out at page 53. These commitments did not change during 2007.

The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties.

Directors are provided with extensive induction materials on appointment and meet with key executives with a particular focus on ensuring non-executive directors are fully informed on issues of relevance to Elan and its operations. All directors are encouraged to update and refresh their skills and knowledge, for example, through attending courses on technical areas or external briefings for non-executive directors.

Elan Corporation, plc 2007 Annual Report 61

All directors have access to the advice and services of the company secretary. The company secretary supports the chairman in ensuring the board functions effectively and fulfils its role. He is secretary to the Audit Committee, LDCC, Nominating and Governance Committee (NGC) and Science and Technology Committee (STC) and ensures compliance with applicable rules and regulations, as well as providing advice on a range of issues to commercial colleagues.

The board has reserved certain matters to its exclusive jurisdiction, thereby maintaining control of the Company and its future direction. All directors are appointed by the board, as nominated by its NGC, and subsequently elected by shareholders. Procedures are in place whereby directors and committees, in furtherance of their duties, may take independent professional advice, if necessary, at our expense. The board held eight scheduled meetings during 2007.

Our guidelines require that the board will conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively. An evaluation of the performance of the board, the board committees and individual directors was conducted during the year by the lead independent director through meetings with each member of the board. The results were presented to the NGC and to the board. The board concluded that it and its committees had operated satisfactorily during the past year.

The board has delegated authority over certain areas of our activities to four standing committees, as more fully described below.

Independence of Directors

Under our guidelines, two-thirds of the board are required to be independent. At the year-end, the board included 11 independent, non-executive directors who constitute in excess of two-thirds of the board. We adopted a definition of independence based on the rules of the NYSE, the exchange on which the majority of our shares are traded. For a director to be considered independent, the board must affirmatively determine that he or she has no material relationship with the Company. The specific criteria that affect independence are set out in the Company’s corporate governance guidelines and include former employment with the Company, former employment with the Company’s independent auditors, receipt of compensation other than directors’ fees, material business relationships and interlocking directorships.

In December 2007, the board considered the independence of each non-executive director and considers that all the then non-executive directors were independent in character and judgement and there are no relationships or circumstances that are likely to affect their independent judgement.

In reaching this conclusion, the board gave due consideration to participation by board members in our equity compensation plans. The board also considered the positions of Mr. McLaughlin, Chairman, Mr. Crowley and Dr. Selkoe, who have served as non-executive directors for in excess of nine years. Additionally, Dr. Selkoe has an ongoing consultancy agreement with the company, which is set out in detail at page 72. It is the board’s view that each of these non-executive directors discharges his duties in a thoroughly independent manner and constructively and appropriately challenges the executive directors and the board. For this reason, the board considers that they are independent.

Board Committees

Audit Committee

The Audit Committee, composed entirely of independent non-executive directors, helps the board in its general oversight of the Company’s accounting and financial reporting practices, internal controls and audit functions, and is directly responsible for the appointment, compensation and oversight of the work of our independent auditors. The members of the committee are Mr. Kennedy, Chairman, Mr. Crowley, Mr. Kerr (appointed 31 January 2008) and Mr. Shames. Mr. McGowan resigned from the Audit Committee on 31 January 2008. Mr. Kennedy qualifies as an audit committee financial expert. The Audit Committee held nine meetings during 2007. Further information about the work of the Audit Committee is set out in the Report of the Audit Committee on pages 73 to 74.

Leadership Development and Compensation Committee

The LDCC, composed entirely of independent non-executive directors, reviews our compensation philosophy and policies with respect to executive compensation, fringe benefits and other compensation matters. The committee determines the compensation of the chief executive officer and other executive directors and reviews the compensation of the other members of the executive management. The members of the committee are Dr. Selkoe, Chairman, Mr. Crowley and Mr. Rohn. The

62 Elan Corporation, plc 2007 Annual Report

Corporate Governance

committee held four meetings during 2007. Further information about the work of the LDCC is set out in the Report of the Leadership Development and Compensation Committee on pages 65 to 72.

Nominating and Governance Committee

The NGC, composed entirely of independent non-executive directors, reviews on an ongoing basis the membership of the board of directors and of the board committees and the performance of the directors. It recommends new appointments to fill any vacancy that is anticipated or arises on the board of directors. The committee reviews and recommends changes in the functions of the various committees of the board. The guidelines and the charter of the committee set out the manner in which the performance evaluation of the board, its committees and the directors is to be performed and by whom. In December 2007, it received a report from the lead independent director on his evaluation of the performance of the board, the board committees and individual directors, which he conducted through meetings with each member of the board. The members of the committee are Mr. McGowan, Chairman, Ms. Gray and Mr. McLaughlin. The committee held five meetings during 2007.

Science and Technology Committee

The STC advises the board in its oversight of matters pertaining to our research and technology strategy and provides a perspective on those activities to the board. It does so by reviewing the discovery approaches within our internal research effort and external innovation network and by reviewing internal and external technology capabilities against long-term trends and advancements. The members of the committee are Dr. Ekman, Chairman, Dr. Bloom, Mr. Frick (appointed 31 January 2008) and Dr. Selkoe. The committee held two meetings during 2007.

Board and Board Committee Meetings

The number of scheduled board and board committee meetings held and attended by each director during the year was as follows:

Audit
	Board	Committee		LDCC		NGC		STC

Kyran McLaughlin	8/8	—		—		5/5		—
Floyd Bloom, MD(1)	2/3	—		—		—		1/2
Shane Cooke	8/8	—		—		—		—
Laurence G. Crowley	7/8	3/4		3/4		—		—
William F. Daniel(2)	8/8	9/9	(3)	4/4	(3)	5/5	(3)	0/2	(3)
Lars Ekman, MD, PhD	7/8	—		—		—		2/2
Jonas Frick(4)	1/1	—		—		—		—
Alan R. Gillespie, CBE, PhD(5)	4/4	5/5		—		—		—
Ann Maynard Gray	8/8	—		—		5/5		—
Gary Kennedy	7/8	8/9		—		—		—
Giles Kerr(4)	1/1	—		—		—		—
G. Kelly Martin	8/8	—		—		—		—
Kieran McGowan	8/8	8/9		—		5/5		—
William R. Rohn	7/8	—		4/4		—		—
Dennis J. Selkoe, MD	8/8	—		4/4		—		2/2
Jeffrey Shames(1)	2/3	3/4		—		—		—

(1)	Appointed as directors on 1 July 2007.

(2)	Retired as director on 1 July 2007.

(3)	William F. Daniel was secretary of these committees for the full-year 2007.

(4)	Appointed as directors on 13 September 2007.

(5)	Retired as director on 24 May 2007.

Relations with Shareholders

We communicate regularly with our shareholders throughout the year, specifically following the release of quarterly and annual results, and after major developments. Our Annual General Meetings, quarterly conference calls and presentations at healthcare

Elan Corporation, plc 2007 Annual Report 63

investor conferences are webcast and are available on our website (www.elan.com). The board periodically receives presentations on investor perceptions.

The principal forum for discussion with shareholders is the Annual General Meeting and shareholder participation is encouraged. Formal notification, together with an explanation of each proposed resolution, is sent to shareholders at least 21 calendar days in advance of the Annual General Meeting. At the meeting, the CEO provides a summary of the period’s events after which the board and senior management are available to answer questions from shareholders. All directors normally attend the Annual General Meeting and shareholders are invited to ask questions during the meeting and to meet with directors after the formal proceedings have ended.

In accordance with the Combined Code recommendations, the Company counts all proxy votes. On each resolution that is voted on with a show of hands, the Company indicates the level of proxies lodged, the number of votes for and against each resolution and the number of votes withheld. Forms of proxy, to be valid, must be lodged no later than 48 hours before the time appointed for the holding of the meeting.

Going Concern

The directors, having made inquiries, believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing our Consolidated Financial Statements.

Internal Control

The board of directors has overall responsibility for our system of internal control and for monitoring its effectiveness. The system of internal control is designed to provide reasonable, but not absolute, assurance against material misstatement or loss. The key procedures that have been established to provide effective internal control include:

•	A clear focus on business objectives is set by the board having considered the risk profile of Elan;

•	A formalised risk reporting system, with significant business risks addressed at each board meeting;

•	A clearly defined organisational structure under the day-to-day direction of our chief executive officer. Defined lines of responsibility and delegation of authority have been established within which our activities can be planned, executed, controlled and monitored to achieve the strategic objectives which the board has adopted for us;

•	A comprehensive system for reporting financial results to the board, including a budgeting system with an annual budget approved by the board;

•	A system of management and financial reporting, treasury management and project appraisal—the system of reporting covers trading activities, operational issues, financial performance, working capital, cash flow and asset management; and

•	To support our system of internal control, we have separate Corporate Compliance, Internal Audit and Internal Control Departments. Each of these departments reports periodically to the Audit Committee. The Internal Control function is primarily responsible for the Company’s compliance with Section 404 of the Sarbanes-Oxley Act 2002.

The directors reviewed our system of internal control and also examined the full range of risks affecting us and the appropriateness of the internal control structures to manage and monitor these risks. This process involved a confirmation that appropriate systems of internal control were in place throughout the financial year and up to the date of signing of these financial statements. It also involved an assessment of the ongoing process for the identification, management and control of the individual risks and of the role of the various risk management functions and the extent to which areas of significant challenges facing us are understood and are being addressed. No material unaddressed issues emerged from this assessment.

Compliance Statement

The directors confirm that the Company has complied throughout the year ended 31 December 2007 with the provisions set out in Section 1 of the Combined Code as issued by the London and Irish stock exchanges.

64 Elan Corporation, plc 2007 Annual Report

Report of the Leadership Development and Compensation Committee

The terms of reference for the committee are to determine the compensation, terms and conditions of employment of the chief executive officer and other executive directors and to review the recommendations of the chief executive officer with respect to the remuneration and terms and conditions of employment of our senior management. The committee also exercises all the powers of the board of directors to issue Ordinary Shares on the exercise of share options and vesting of RSUs and to generally administer our equity award plans.

Each member of the committee is nominated to serve for a three-year term subject to a maximum of two terms of continuous service.

Remuneration Policy

Our policy on executive directors’ remuneration is to set remuneration levels that are appropriate for our senior executives having regard to their substantial responsibilities, their individual performance and our performance as a whole. The committee sets remuneration levels after reviewing remuneration packages of executives in the pharmaceutical and biotech industries. The committee takes external advice from independent benefit consultants and considers Section B of the Code of Best Practice of The Combined Code as issued by the London and Irish Stock Exchanges.

The typical elements of the remuneration package for executive directors include basic salary and benefits, annual cash incentive bonus, pensions and participation in equity award plans. Non-executive directors are compensated with fee payments and equity awards (with additional payments where directors are members of board committees) and are reimbursed for travel expenses to and from board meetings.

The committee grants equity awards to encourage identification with shareholders’ interests.

Executive Directors’ Basic Salary

The basic salaries of executive directors are reviewed annually having regard to personal performance, company performance and market practice.

Annual Cash Incentive Bonus

Annual cash incentive bonuses, which are not pensionable, are paid to executive directors based on the recommendation of the committee. Bonus determination is not based on specific financial or operational targets, but on individual and company performance.

Compensation of Directors and Officers

For the year ended 31 December 2007, all executive officers and outside directors as a group (19 persons) received total compensation of $13.2 million.

We reimburse officers and outside directors for their actual business-related expenses. For the year ended 31 December 2007, an aggregate of $0.2 million was accrued to provide pension, retirement and other similar benefits for directors and officers. We also maintain certain health and medical benefit plans for our employees in which our officers participate.

Officers serve at the discretion of the board of directors. No director or officer has a family relationship with any other director or officer.

Long Term Incentive Plan

On 25 May 2006, our shareholders approved the Elan Corporation, plc 2006 Long Term Incentive Plan (2006 LTIP). It is the committee’s policy, in common with other companies operating in the pharmaceutical and biotech industries, to award share options and RSUs to management and employees, taking into account the best interests of the Company. The equity awards generally vest between one and four years and do not contain any performance conditions other than service.

Elan Corporation, plc 2007 Annual Report 65

Directors’ Remuneration

	Years Ended 31, December

			2007			2007
	2007		Annual		2007	Benefit		2007	2006
	Salary/Fees		Bonus		Pension	In Kind		Total	Total
	$		$		$	$		$	$

Executive Directors:
G. Kelly Martin	805,677		1,040,000	(1)	6,750	107,263		1,959,690	1,796,533	(2)
Shane Cooke	594,922		721,000		—	—		1,315,922	1,234,147
William F. Daniel(3)	217,583		252,000		25,621	11,768		506,972	626,486
Lars Ekman, MD, PhD(4)	516,701		—		10,380	3,105,021	(5)	3,632,102	984,800

Total	2,134,883		2,013,000		42,751	3,224,052		7,414,686	4,641,966
Non-Executive Directors:
Kyran McLaughlin	300,000		—		—	—		300,000	300,000
Floyd Bloom, MD(6)	31,481		—		—	—		31,481	—
Laurence G. Crowley	75,908		—		—	—		75,908	67,500
Jonas Frick(7)	16,462		—		—	—		16,462	—
Alan R. Gillespie, CBE, PhD(8)	29,846		—		—	—		29,846	75,000
Ann Maynard Gray	67,500		—		—	—		67,500	67,500
Gary Kennedy	73,711		—		—	—		73,711	67,500
Giles Kerr(7)	16,462		—		—	—		16,462	—
Kieran McGowan	88,356		—		—	—		88,356	87,500
William R. Rohn(7)	67,500		—		—	—		67,500	38,101
Dennis J. Selkoe, MD	137,500	(9)	—		—	—		137,500	128,878
Jeffrey Shames(6)	34,606		—		—	—		34,606	—

Grand total	3,074,215		2,013,000		42,751	3,224,052		8,354,018	5,473,945

(1)	On 14 February 2008, Mr. Martin waived his 2007 performance cash bonus, which would have been paid in 2008, in exchange for the grant of a stock option exercisable for 73,874 Ordinary Shares with an exercise price of $25.01 per share. The stock option was granted with a fair value of $1,040,000. Mr. Martin also received an annual stock option grant exercisable for 255,716 Ordinary Shares on the same date. The options will vest at a rate of 25% per year for 4 years and will expire 10 years from the date of grant.

(2)	On 21 February 2007, Mr. Martin waived his 2006 performance cash bonus, which would have been paid in 2007, in exchange for the grant of a stock option exercisable for 101,746 Ordinary Shares with an exercise price of $13.95 per share. The stock option was granted with a fair value of $880,000. Mr. Martin also received an annual stock option grant exercisable for 393,109 Ordinary Shares on the same date. The options will vest at a rate of 25% per year for 4 years and will expire 10 years from the date of grant.

(3)	Retired as director on 1 July 2007; remuneration was pro-rated for the period from 1 January 2007 to 1 July 2007.

(4)	Retired as executive vice president on 31 December 2007 and will continue to serve as director.

(5)	Incorporates a severance payment of $2,500,000 and a cash payment made in respect of RSUs forfeited.

(6)	Appointed as directors on 1 July 2007.

(7)	Appointed as directors on 13 September 2007.

(8)	Retired as director on 24 May 2007.

(9)	Includes fees of $50,000 in 2007 and $50,000 in 2006 under a consultancy agreement. For additional information, please refer to page 72.

Payments to a Former Director

On 1 July 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we shall pay him a pension of $200,000 per annum, monthly in arrears, until 16 May 2008 in respect of his former senior executive roles.

66 Elan Corporation, plc 2007 Annual Report

Report of the Leadership Development and Compensation Committee

Directors’ and Secretary’s Interests

The beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc at 31 December 2007, including their spouses and children under 18 years of age, were as follows:

	Ordinary Shares; Par Value 5 Euro Cents Each

Directors	31 December 2007(4)	31 December 2006(4)

Kyran McLaughlin	190,000	190,000
Floyd Bloom, MD(1)	—	—
Shane Cooke	183,144	250,000
Laurence G. Crowley	12,000	12,000
Lars Ekman, MD, PhD	33,496	30,100
Jonas Frick(2)	—	—
Ann Maynard Gray	3,500	3,500
Gary Kennedy	2,800	2,800
Giles Kerr(2)	—	—
G. Kelly Martin	183,150	246,500
Kieran McGowan	1,200	1,200
William R. Rohn	13,000	3,000
Dennis J. Selkoe, MD	163,175	163,175
Jeffrey Shames(1)	—	—

Secretary
William Daniel(3)	53,108	50,000

(1)	Appointed as directors on 1 July 2007.

(2)	Appointed as directors on 13 September 2007.

(3)	Retired as director on 1 July 2007.

(4)	Individually less than one percent of total Ordinary Shares outstanding.

Directors’ and Secretary’s Options and Restricted Stock Units

					Exercised	Market
		At			or Vested/	Price At	At	Earliest
		31 December	Exercise	Granted	Cancelled	Exercise	31 December	Exercisable
	Date of Grant	2006	Price	2007	2007	Date	2007	Date	Expiry Date

Kyran McLaughlin	30 April 1999	10,000	$25.81	—	10,000	$—	—	30 April 2002	29 April 2007
	2 March 2001	5,000	54.85	—	—	—	5,000	2 March 2002	1 March 2011
	10 March 2004	40,000	16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	10,000	15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	—	13.95	10,000	—	—	10,000	21 February 2009	20 February 2017

		72,500		10,000	10,000		72,500

Floyd Bloom(1)	6 September 2007	—	$20.37	20,000	—	$—	20,000	6 September 2008	5 September 2017

		—		20,000	—		20,000

Shane Cooke	10 March 2005	60,000	$7.47	—	—	$—	60,000	1 January 2006	9 March 2015
	25 May 2005	150,000	7.21	—	—	—	150,000	1 January 2006	24 May 2015
	1 February 2006	63,899	15.90	—	—	—	63,899	1 January 2007	31 January 2016
	1 February 2006	12,579	RSU	—	3,144	—	9,435	1 February 2007	1 February 2010
	21 February 2007	—	13.95	115,620	—	—	115,620	21 February 2008	20 February 2017
	21 February 2007	—	RSU	17,921	—	—	17,921	21 February 2008	21 February 2011

		286,478		133,541	3,144		416,875

Elan Corporation, plc 2007 Annual Report 67

					Exercised	Market
		At			or Vested/	Price At	At	Earliest
		31 December	Exercise	Granted	Cancelled	Exercise	31 December	Exercisable
	Date of Grant	2006	Price	2007	2007	Date	2007	Date	Expiry Date

Laurence G. Crowley	30 April 1999	10,000	$25.81	—	10,000	$—	—	30 April 2002	29 April 2007
	2 March 2001	5,000	54.85	—	—	—	5,000	2 March 2002	1 March 2011
	10 March 2004	40,000	16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	10,000	15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	—	13.95	10,000	—	—	10,000	21 February 2009	20 February 2017

		72,500		10,000	10,000	—	72,500

Lars Ekman, MD, PhD(2)	7 December 2000	125,000	$53.25	—	—	$—	125,000	7 December 2002	31 December 2009
	1 March 2002	40,000	14.07	—	—	—	40,000	1 January 2003	31 December 2009
	20 August 2002	355,000	2.11	—	70,000	15.00	215,000	20 February 2003	31 December 2009
		—	—	—	30,000	18.30	—
		—	—	—	40,000	23.59	—
	2 April 2003	15,000	2.79	—	—	—	15,000	1 January 2004	31 December 2009
	10 March 2004	40,000	16.27	—	—	—	40,000	1 January 2005	31 December 2009
	10 March 2005	60,000	7.47	—	—	—	60,000	1 January 2006	31 December 2009
	1 February 2006	127,799	15.90	—	—	—	127,799	1 January 2007	31 December 2009
	1 February 2006	25,157	RSU	—	6,289	—	—	1 February 2007	31 December 2007
		—	—	—	18,868	—	—
	21 February 2007	—	13.95	106,371	—	—	106,371	21 February 2008	31 December 2009
	21 February 2007	—	RSU	16,487	—	—	16,487	14 February 2008	14 February 2008

		787,956		122,858	165,157		745,657

Jonas Frick(3)	13 September 2007	—	$19.51	20,000	—	$—	20,000	13 September 2008	12 September 2017

		—		20,000	—		20,000

Ann Maynard Gray	2 March 2001	5,000	$54.85	—	—	$—	5,000	1 February 2003	1 March 2011
	10 March 2004	40,000	16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	10,000	15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	—	13.95	10,000	—	—	10,000	21 February 2009	20 February 2017

		62,500		10,000	—		72,500

Gary Kennedy	26 May 2005	15,000	$8.05	—	—	$—	15,000	26 May 2007	25 May 2015
	1 February 2006	10,000	15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	—	13.95	10,000	—	—	10,000	21 February 2009	20 February 2017

		25,000		10,000	—		35,000

Giles Kerr(3)	13 September 2007	—	$19.51	20,000	—	$—	20,000	13 September 2008	12 September 2017

				20,000			20,000

G. Kelly Martin	6 February 2003	1,000,000	$3.85	—	—	$—	1,000,000	31 December 2003	5 February 2013
	13 November 2003	1,000,000	5.28	—	—	—	1,000,000	31 December 2003	12 November 2013
	10 March 2004	60,000	16.27	—	—	—	60,000	1 January 2005	9 March 2014
	10 March 2005	280,000	7.47	—	—	—	280,000	1 January 2006	9 March 2015
	7 December 2005	750,000	12.03	—	—	—	750,000	31 December 2006	6 December 2015
	21 February 2007	—	13.95	494,855	—	—	494,855	21 February 2008	20 February 2017

		3,090,000		494,855	—		3,584,855

68 Elan Corporation, plc 2007 Annual Report

Report of the Leadership Development and Compensation Committee

					Exercised	Market
		At			or Vested/	Price At	At	Earliest
		31 December	Exercise	Granted	Cancelled	Exercise	31 December	Exercisable
	Date of Grant	2006	Price	2007	2007	Date	2007	Date	Expiry Date

Kieran McGowan	30 April 1999	10,000	$25.81	—	10,000	$—	—	30 April 2002	29 April 2007
	2 March 2001	5,000	54.85	—	—	—	5,000	2 March 2002	1 March 2011
	10 March 2004	40,000	16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	10,000	15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	—	13.95	10,000	—	—	10,000	21 February 2009	20 February 2017

		72,500		10,000	10,000		72,500

William R. Rohn	25 May 2006	20,000	$18.13	—	—	$—	20,000	25 May 2007	24 May 2016
	21 February 2007	—	13.95	10,000	—	—	10,000	21 February 2009	20 February 2017

		20,000		10,000	—		30,000

Dennis J. Selkoe, MD	30 April 1999	10,000	$25.81	—	10,000	$—	—	30 April 2002	29 April 2007
	2 March 2001	5,000	54.85	—	—	—	5,000	2 March 2002	1 March 2011
	10 March 2004	40,000	16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	10,000	15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	—	13.95	10,000	—	—	10,000	21 February 2009	20 February 2017

		72,500		10,000	10,000		72,500

Jeffrey Shames(1)	6 September 2007	—	$20.37	20,000	—	$—	20,000	6 September 2008	5 September 2017

		—		20,000	—		20,000

Secretary

William F. Daniel	4 December 1998	40,000	$32.69	—	—	$—	40,000	4 December 2001	3 December 2008
	8 November 1999	40,000	24.00	—	—	—	40,000	8 November 2001	7 November 2009
	24 February 2000	35,000	37.19	—	—	—	35,000	1 January 2002	23 February 2010
	2 March 2001	25,000	54.85	—	—	—	25,000	1 January 2002	1 March 2011
	1 March 2002	30,000	14.07	—	—	—	30,000	1 January 2003	29 February 2012
	20 August 2002	100,000	2.11	—	70,000	23.26	30,000	20 February 2003	19 August 2012
	1 May 2003	6,000	3.84	—	—	—	6,000	1 January 2004	30 April 2013
	10 March 2004	30,000	16.27	—	—	—	30,000	1 January 2005	9 March 2014
	23 December 2004	705	22.29	—	—	—	705	1 February 2008	1 August 2008
	10 March 2005	50,000	7.47	—	—	—	50,000	1 January 2006	9 March 2015
	1 February 2006	47,925	15.90	—	—	—	47,925	1 January 2007	31 January 2016
	1 February 2006	9,434	RSU	—	2,538	—	7,076	1 February 2007	1 February 2010
	21 February 2007	—	13.95	69,372	—	—	69,372	21 February 2008	20 February 2017
	21 February 2007	—	RSU	10,753	—	—	10,753	21 February 2008	21 February 2011

		414,064		80,125	72,358		421,831

(1)	Appointed as directors on 1 July 2007.

(2)	Following Dr. Ekman’s retirement from his executive vice president position in the Company on 31 December 2007, the vesting schedules and expiry dates of his options and RSUs were amended as set out in Note 31 to the Consolidated Financial Statements.

(3)	Appointed as directors on 13 September 2007.

Options outstanding at 31 December 2007 are exercisable at various dates between January 2008 and September 2017. During the year ended 31 December 2007, the closing market price ranged from $11.98 to $24.52 per ADS. The closing market price at 14 March 2008, on the NYSE, of our ADSs was $19.88.

Elan Corporation, plc 2007 Annual Report 69

The following changes in directors’ and secretary’s interests occurred between 31 December 2007 and 14 March 2008:

		Exercise	No. of
Directors	Grant Date	Price	Options	No. of RSUs

Kyran McLaughlin	14 February 2008	—	—	10,000
Floyd Bloom, MD	14 February 2008	—	—	10,000
Shane Cooke	14 February 2008	$25.01	39,068	21,991
Laurence G. Crowley	14 February 2008	—	—	10,000
Lars Ekman, MD, PhD	14 February 2008	—	—	10,000
Jonas Frick	14 February 2008	—	—	10,000
Ann Maynard Gray	14 February 2008	—	—	10,000
Gary Kennedy	14 February 2008	—	—	10,000
Giles Kerr	14 February 2008	—	—	10,000
G. Kelly Martin	14 February 2008	$25.01	329,590	—
Kieran McGowan	14 February 2008	—	—	10,000
William R. Rohn	14 February 2008	—	—	10,000
Dennis J. Selkoe, MD	14 February 2008	—	—	10,000
Jeffrey Shames	14 February 2008	—	—	10,000
Secretary
William F. Daniel	14 February 2008	$25.01	17,758	9,996

		RSUs	Options	ADRs	ADRs
	Date	Vested	Exercised	Purchased	Sold

G. Kelly Martin	4 February 2008	—	23,000	—	23,000
Shane Cooke	14 February 2008	3,145	—	—	—
William F. Daniel	14 February 2008	2,359	—	—	—
Lars Ekman, MD, PhD	14 February 2008	16,487	—	—	—
Shane Cooke	21 February 2008	4,480	—	—	—
William F. Daniel	21 February 2008	2,688	—	—	—
Lars Ekman, MD, PhD	28 February 2008	—	125,000	—	125,000
Lars Ekman, MD, PhD	10 March 2008	—	—	7,000	—

Executive Directors Pension Arrangements

Pensions for executive directors are calculated on basic salary only (no incentive or benefit elements are included).

Mr. Daniel participates in a defined benefit plan designed to provide two-thirds of basic salary at retirement at age 60 for full service. Mr. Cooke was a member of this plan from July 2001 until December 2004. The following table relating to the directors’ participation in the defined benefit plan is denominated in Euros:

			Transfer Value
	Increase In		Equivalent of
	Accrued		Increase in		Total Accumulated
	Annual Benefit		Accrued Annual Benefit		Accrued Annual Benefit

	2007	2006	2007	2006	2007	2006

Shane Cooke	—	—	—	—	€13,393	€12,878
William F. Daniel	€1,570	€2,189	€36,542	€51,549	€39,263	€36,243

Mr. Martin participates and Dr. Ekman participated in a defined contribution plan (401(k) plan) for U.S.-based employees. Non-executive directors do not receive pensions.

70 Elan Corporation, plc 2007 Annual Report

Report of the Leadership Development and Compensation Committee

For additional information on pension benefits for our employees, refer to Note 13 to the Consolidated Financial Statements.

Directors’ Service Contracts

Except as set out below, there are no service contracts in existence between any of the directors and Elan:

Mr. Martin

On 7 January 2003, we and Elan Pharmaceuticals, Inc. (EPI) entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and chief executive officer effective 3 February 2003.

Effective 7 December 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our president and chief executive officer with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance-based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual installments (the 2005 Options).

The agreement continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus and his 2005 options will vest and be exercisable for the following two years (three, in the event of a change in control).

In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or until Mr. Martin obtains other employment, continue to participate in our health and medical plans or we shall pay him a lump sum equal to the present value of the cost of such coverage and we shall pay Mr. Martin a lump sum of $50,000 to cover other costs and expenses. Mr. Martin will also be entitled to career transition assistance and the use of an office and the services of a full-time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).

In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the U.S. Internal Revenue Code, or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.

The agreement also obligates us to indemnify Mr. Martin if he is sued or threatened with suit as the result of serving as our officer or director. We will be obligated to pay Mr. Martin’s attorney’s fees if he has to bring an action to enforce any of his rights under the employment agreement.

Mr. Martin is eligible to participate in the retirement, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

No other executive director has an employment contract extending beyond 12 months.

Dr. Ekman

On 9 August 2007, we announced that Dr. Lars Ekman would, with effect from 31 December 2007, transition from his operational role as president of research and development and that Dr. Ekman would continue as a member of the board of directors of Elan.

Under the agreement reached with Dr. Ekman, we agreed by reference to Dr. Ekman’s contractual entitlements and in accordance with our severance plan to (a) make a lump-sum payment of $2,500,000; (b) make milestone payments to Dr. Ekman, subject to a maximum amount of $1,000,000, if we achieve certain milestones in respect of our Alzheimer’s disease programme; (c) accelerate the vesting of, and grant a two-year exercise period, in respect of certain of his equity awards, with a cash payment being made in respect of one grant of RSUs (which did not permit accelerated vesting); and (d) continue to make annual pension payments in the amount of $60,000 per annum, provide the cost of continued health coverage and provide career transition services to Dr. Ekman for a period of up to two years. A total severance charge of $3.6 million was expensed in 2007 for Dr. Ekman, excluding potential future success milestone payments related to our Alzheimer’s disease programme.

Elan Corporation, plc 2007 Annual Report 71

Dr. Selkoe

On 1 July 2006, EPI entered into a consultancy agreement with Dr. Dennis Selkoe whereby Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We will pay Dr. Selkoe a fee of $12,500 per quarter. The agreement is effective for three years unless terminated by either party upon 30 days written notice and supersedes all prior consulting agreements between Dr. Selkoe and Elan. Prior thereto, Dr. Selkoe was party to various consultancy agreements with EPI and Athena Neurosciences, Inc. Under the various consultancy agreements, Dr. Selkoe received $50,000 in 2007 and $50,000 in 2006.

Arrangements with Former Directors

On 1 July 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we shall pay him a pension of $200,000 per annum, monthly in arrears, until 16 May 2008 in respect of his former senior executive roles.

External Appointments and Retention of Fees

Executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them. Dr. Ekman was appointed as a non-executive director of InterMune, Inc. on 18 September 2006. In respect of such position, he retained the fees paid to him for such services. In 2007, this amounted to $61,500 (2006: $12,500).

Employee Equity Purchase Plans

In June 2004, our shareholders approved a qualified Employee Equity Purchase Plan (U.S. Purchase Plan), under Sections 421 and 423 of the U.S. Internal Revenue Code (IRC), which became effective on 1 January 2005 for eligible employees based in the United States. The plan allows eligible employees to purchase common stock at 85% of the lower of the fair market value at the beginning of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 (fair market value) per calendar year, 1,000 shares per offering period, and subject to certain IRC restrictions.

The board of directors approved the Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004, effective January 1, 2005, for employees based in Ireland and the United Kingdom, respectively (the Irish and U.K. Sharesave Plans). The Irish and U.K. Sharesave Plans allow eligible employees to purchase Ordinary Shares at no lower than 85% of the fair market value at the start of the 36 month saving period. Eligible employees could save up to €320 per month under the Irish Scheme or £250 under the U.K. Plan, which entitles them an option to buy common stock at a discounted price of $22.29 for a period of six months from 1 February 2008.

In May 2006, our shareholders approved an increase of 1,500,000 shares in the number of shares available to employees to purchase in accordance with the terms of the U.S. Purchase Plan. In total, 3,000,000 shares have been reserved for issuance under the Irish and U.K. Sharesave Plans and U.S. Purchase Plan combined. In 2007, 272,931 shares (2006: 394,533 shares) were issued under the U.S. Purchase Plan and as of 31 December 2007, 1,723,933 shares (2006: 2,006,966 shares) were reserved for future issuance under the U.S. Purchase Plan and Irish and U.K. Sharesave Plans.

Approved Profit Sharing Scheme

Elan also operates an Irish Revenue Commissioners approved profit sharing scheme, which permits employees and executive directors who meet the criteria laid down in the scheme to allocate a portion of their annual bonus to purchase shares. Participants may elect to take their bonus in cash subject to normal income tax deductions or may elect to have the bonus amount (subject to certain limits) paid to the independent trustees of the scheme who use the funds to acquire shares. In addition, participants may voluntarily apply a certain percentage (subject to certain limits) of their gross basic salary towards the purchase of shares in a similar manner. The shares must be held by the trustees for a minimum of two years after which participants may dispose of the shares but will be subject to normal income taxes until the shares have been held for a minimum of three years.

The LDCC is pleased to submit this report to our shareholders on these matters.

On behalf of the LDCC,

Dennis J. Selkoe, MD
Chairman of the LDCC and Non-Excecutive Director
28 March 2008

72 Elan Corporation, plc 2007 Annual Report

Report of the Audit Committee

The current members of the Audit Committee (the Committee) are Mr. Gary Kennedy, Chairman, Mr. Laurence Crowley, Mr. Giles Kerr and Mr. Jeffrey Shames. They are all non-executive directors of the Company. The board considers each member to be independent under the Combined Code and under the criteria of the NYSE corporate governance listing standards concerning the composition of audit committees. In March 2007, the Company submitted the required annual written affirmation to the NYSE confirming its full compliance with those standards.

The board is satisfied that at least one member of the Committee has recent and relevant financial experience. The Committee has determined that Mr. Kennedy is an Audit Committee financial expert for the purposes of the Sarbanes-Oxley Act of 2002.

The core responsibilities of the Committee include reviewing and reporting to the board on:

•	Matters relating to the periodic financial reporting prepared by the Company;

•	The independent auditors qualifications and independence;

•	The performance of the internal auditor and the corporate compliance functions;

•	Compliance with legal and regulatory requirements including the operation of the Company’s Securities Trading Policy and Code of Conduct;

•	The Company’s overall framework for internal control over financial reporting and other internal controls and processes; and

•	The Company’s overall framework for risk management.

The Committee oversees the maintenance and review of the Company’s Code of Conduct. It has established procedures for the receipt and handling of complaints concerning accounting or audit matters.

It appoints and agrees the compensation for the independent external auditors subject, in each case, to the approval of the Company’s shareholders at general meeting. The Committee maintains policies and procedures for the pre-approval of all audit services and permitted non-audit services undertaken by the independent external auditor. The principal purpose of these policies and procedures is to ensure that the independence of the independent external auditor is not impaired. The policies and procedures cover three categories of work: audit services, audit related services and non-audit services. The pre-approval procedures permit certain audit, audit related and non-audit services to be performed by the independent external auditor during the year subject to fee limits agreed with the Audit Committee in advance. Authority to approve, between Committee meetings, work in excess of the pre-agreed fee limits is delegated to members of the Committee if required. Regular reports to the full Committee are also provided for, and in practice, it is a standing agenda item at Committee meetings.

The Committee held a number of private meetings without management present with both the Company’s head of internal audit and with the engagement partner from the Company’s independent external auditors. The purpose of these meetings was to facilitate free and open discussions between the Committee members and those individuals separate from the main sessions of the Committee which were attended by the chief financial officer, the group controller and the Company’s general counsel.

At each regularly scheduled board meeting, the chairman of the Committee reported to the board on the principal matters covered at the preceding Committee meetings. The minutes of all Committee meetings were also circulated to all board members.

The Committee met on nine occasions in 2007. The Committee is scheduled to meet nine times during 2008. During 2007, the business considered and discussed by the Committee included the matters referred to below.

•	The Company’s financial reports and financial guidance were reviewed and various accounting matters and policies were considered;

•	Reports were received from the independent external auditors concerning its audit strategy and planning and the results of its audit of the financial statements and from management, the internal audit function and independent external auditor on the effectiveness of the company’s system of internal controls and in particular its internal control over financial reporting;

•	The Committee reviewed the operations of the Company’s code of conduct, the employee helpline and email system. No material issues were reported through this route during the year. No waivers to the Code of Conduct were made in 2007;

Elan Corporation, plc 2007 Annual Report 73

•	The Committee reviewed the progress on the implementation of a comprehensive enterprise-wide risk management process in the Company;

•	Matters concerning the internal audit function, corporate compliance function and financial functions were reviewed. The Company’s continuing work to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 was monitored by the Committee;

•	The Committee charter and the operation of the Committee were reviewed during 2007. No changes were recommended; and

•	The amount of audit and non-audit fees of the independent auditor was monitored throughout 2007. The Committee was satisfied throughout the year that the objectivity and independence of the independent external auditor were not in any way impaired by either the nature of the non-audit work undertaken, the level of non-audit fees charged for such work or any other facts or circumstances.

On behalf of the Audit Committee,

Gary Kennedy
Chairman of the Audit Committee and Non-Executive Director
28 March 2008

74 Elan Corporation, plc 2007 Annual Report

Independent Auditor’s Report

To the Members of Elan Corporation, plc

We have audited the group and parent company financial statements (financial statements) of Elan Corporation, plc for the year ended 31 December 2007, which comprise the Consolidated and Parent Company Income Statements, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statements of Changes in Shareholders’ Equity/(Deficit) and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company’s members, as a body, in accordance with Section 193 of the Companies Act 1990. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditor

The directors’ responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) are set out in the Statement of Directors’ Responsibilities on page 59.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (United Kingdom and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with IFRSs as adopted by the EU and have been properly prepared in accordance with the Companies Acts 1963 to 2006 and Article 4 of the IAS Regulation.

We also report to you whether, in our opinion: proper books of account have been kept by the company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the company; and whether the information given in the Directors’ Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit, and whether the parent company financial statements are in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors’ remuneration and directors’ transactions is not disclosed and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the company’s compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Financial Review, the Operating Review and Directors’ Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (United Kingdom and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s and company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material

Elan Corporation, plc 2007 Annual Report 75

misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

•	The group and parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the group’s and parent company’s affairs as at 31 December 2007 and of their loss for the year then ended;

•	The financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2006 and Article 4 of the IAS Regulation.

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The parent company financial statements are in agreement with the books of account.

In our opinion the information given in the directors’ report is consistent with the financial statements.

The net assets of the parent company, as stated in the parent company balance sheet are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2007 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

KPMG
Chartered Accountants
Registered Auditor
Dublin, Ireland

28 March 2008

76 Elan Corporation, plc 2007 Annual Report

Financial Statements

Consolidated Income Statement

For the Year Ended 31 December 2007

		2007	2006
	Notes	$m	$m

Product revenue		491.9	482.5
Contract revenue		24.5	14.8

Total revenue	3,4	516.4	497.3
Cost of sales	5	180.6	198.0

Gross profit		335.8	299.3
Selling, general and administrative expenses	5	603.2	416.4
Research and development expenses	5	271.7	226.2
Gain on arbitration award	6	—	(49.8)
Net gain on divestment of product	7	—	(7.4)

Operating loss		(539.1)	(286.1)
Interest expense	8	157.2	182.4
Interest income	8	(44.3)	(58.5)
Investment (gains)/losses	8	0.9	(1.6)
Net charge on debt retirement	8	7.7	11.5

Net interest and investment losses		121.5	133.8

Loss before tax	9	(660.6)	(419.9)
Tax expense/(benefit) on loss from ordinary activities	10	5.3	(11.2)

Net loss for the year		(665.9)	(408.7)

Basic and diluted loss per ordinary share:
Net loss	11	$(1.42)	$(0.94)

The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, president and chief executive officer

Elan Corporation, plc 2007 Annual Report 77

Consolidated Balance Sheet

At 31 December 2007

		2007	2006
	Notes	$m	$m

Non-Current Assets
Goodwill and other intangible assets	14	294.4	681.7
Property, plant and equipment	15	328.9	342.0
Available-for-sale investments	16	26.2	12.1
Deferred tax asset	10	2.7	4.4
Restricted cash	20	9.5	—
Other non-current assets	17	23.4	35.5

Total Non-Current Assets		685.1	1,075.7

Current Assets
Inventories	18	36.7	29.2
Accounts receivable	19	137.4	107.4
Other current assets	17	17.1	71.3
Income tax prepayment	10	2.0	1.2
Available-for-sale investments	16	276.9	11.2
Restricted cash	20	20.1	23.2
Cash and cash equivalents		423.5	1,510.6

Total Current Assets		913.7	1,754.1

Total Assets		1,598.8	2,829.8

Non-Current Liabilities
Long-term debts	21	1,738.4	1,733.8
Other liabilities	22	40.3	39.1

Total Non-Current Liabilities		1,778.7	1,772.9

Current Liabilities
Short-term debt	21	—	619.1
Accounts payable		27.3	46.1
Accrued and other liabilities	22	172.6	175.0
Provisions	23	1.7	5.0
Income tax payable	10	6.9	6.9

Total Current Liabilities		208.5	852.1

Total Liabilities		1,987.2	2,625.0

Shareholders’ Equity/(Deficit)
Share capital	24	27.4	27.2
Share premium		6,172.0	6,151.4
Share-based compensation reserve		114.4	85.1
Foreign currency translation reserve		(11.0)	(11.7)
Fair value investment reserve		7.5	7.6
Retained loss	25	(6,698.7)	(6,054.8)

Total Shareholders’ Equity/(Deficit)		(388.4)	204.8

Total Shareholders’ Equity/(Deficit) and Liabilities		1,598.8	2,829.8

The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, president and chief executive officer

78 Elan Corporation, plc 2007 Annual Report

Financial Statements

Consolidated Statement of Cash Flows

	For the Year Ended
	31 December 2007

	2007	2006
	$m	$m

Net loss	(665.9)	(408.7)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation	160.5	194.0
Gain on sale of investments	(6.6)	(8.3)
Impairment of intangible assets	273.7	—
Impairment of investments	6.1	7.3
Gain on disposal of products and businesses	—	(7.4)
Share-based compensation	44.8	46.3
Debt interest expense	156.5	179.0
Cash and cash equivalents interest income	(42.1)	(53.8)
Income tax expense/(benefit)	5.3	(11.2)
Net charge on debt retirement	7.7	11.5
Other	12.9	1.6

	(47.1)	(49.7)
Increase in accounts receivable	(30.1)	(25.6)
(Increase)/decrease in prepayments and other assets	55.4	(59.8)
Increase in inventories	(7.4)	(6.0)
Increase in accounts payable and accrued and other liabilities	0.3	20.2

Cash used by operations	(28.9)	(120.9)
Interest received	46.1	54.4
Interest paid	(169.2)	(153.9)
Income taxes paid	(5.2)	(4.6)

Net cash used in operating activities	(157.2)	(225.0)

Investing activities
Decrease/(increase) in restricted cash	(6.8)	2.8
Proceeds from disposal of property, plant and equipment	0.2	0.6
Purchase of property, plant and equipment	(26.1)	(29.9)
Purchase of intangible and other assets	(11.0)	(18.6)
Purchase of investments	(12.3)	(0.2)
Transfer of fund to available-for-sale investments from cash and cash equivalents	(305.9)	—
Proceeds from disposal of investments	31.3	14.1
Proceeds from product disposal	4.0	54.2

Net cash provided/(used in) by investing activities	(326.6)	23.0

Financing activities
Proceeds from issue of share capital	28.2	29.8
Repayment of loans and finance lease obligations	(629.6)	(5.7)
Net proceeds from debt issuances	(0.1)	602.8
Proceeds from government grants	—	0.4

Net cash provided/(used in) financing activities	(601.5)	627.3

Effect of foreign exchange rate changes	(1.8)	4.6

Net increase/(decrease) in cash and cash equivalents	(1,087.1)	429.9

Cash and cash equivalents at the beginning of the year	1,510.6	1,080.7
Cash and cash equivalents at the end of the year	423.5	1,510.6

Non cash items
Issuance of shares for debt conversion	—	217.8

Elan Corporation, plc 2007 Annual Report 79

Consolidated Statement of Changes in Shareholders’ Equity/(Deficit)

				Share-Based	Foreign	Fair Value
	Number	Share	Share	Compensation	Currency	Investment	Retained	Total
	of Shares	Capital	Premium	Reserve	Translation	Reserve(1)	Loss	Amount
	m	$m	$m	$m	$m	$m	$m	$m

Balances at 1 January 2006	428.8	24.7	5,917.8	53.2	(15.6)	1.2	(5,672.9)	308.4
Recognised income and expenses:
Net loss	—	—	—	—	—	—	(408.7)	(408.7)
Foreign currency translation	—	—	—	—	3.9	—	—	3.9
Unrealised gain on investments		—	—	—	—	9.4	—	9.4
Gain on investments recognised in net income	—	—	—	—	—	(3.0)	—	(3.0)

Net gain recognised directly in equity								10.3

Total recognised income and expenses								(398.4)

Transfer of conversion option	—	—	(12.4)	—	—	—	12.4	—
Debt conversion	34.2	2.3	215.5	—	—	—	—	217.8
Issue of share capital, net of issue costs	3.6	0.2	29.6	—	—	—	—	29.8
Share-based compensation	—	—	0.9	46.3	—	—	—	47.2
Transfer of exercised and expired share-based awards	—	—	—	(14.4)	—	—	14.4	—

Balances at 31 December 2006	466.6	27.2	6,151.4	85.1	(11.7)	7.6	(6,054.8)	204.8

Recognised income and expenses:
Net loss	—	—	—	—	—	—	(665.9)	(665.9)
Foreign currency translation	—	—	—	—	0.7	—	—	0.7
Net unrealised gain on investments	—	—	—	—	—	0.3	—	0.3
Net gain on investments recognised in net income	—	—	—	—	—	(0.4)	—	(0.4)

Net gain recognised directly in equity								0.6

Total recognised income and expenses								(665.3)

Treasury shares retirement	(0.9)	(0.1)	(6.4)	—	—	—	6.5	—
Issue of share capital, net of issue costs	4.5	0.3	27.9	—	—	—	—	28.2
Share-based compensation	—	—	(0.9)	44.8	—	—	—	43.9
Transfer of exercised and expired share-based awards	—	—	—	(15.5)	—	—	15.5	—

Balances at 31 December 2007	470.2	27.4	6,172.0	114.4	(11.0)	7.5	(6,698.7)	(388.4)

(1)	Represents unrealised gains and losses on non-derivative available-for-sale securities.

The accompanying notes are an integral part of these financial statements.

80 Elan Corporation, plc 2007 Annual Report

Financial Statements

Parent Company Income Statement

For the Year Ended 31 December 2007

			2007	2006
	Notes		$m	$m

Product revenue			—	32.9
Contract revenue			—	2.3

Total revenue	33	(a)	—	35.2
Cost of sales			—	16.5

Gross profit			—	18.7
Selling, general and administrative expenses	33	(b)	51.0	69.1
Research and development expenses			0.2	11.0
Gain on arbitration award	33	(c)	—	(49.8)

Operating loss			(51.2)	(11.6)
Interest expense	33	(d)	0.3	17.2
Interest income	33	(e)	(1.5)	(12.9)
Net gain on disposal of investments	33	(h)	(158.9)	(9.8)

Net interest and investment gains			(160.1)	(5.5)

Income/(loss) before tax	33	(f)	108.9	(6.1)
Tax (expense)/benefit on income/(loss)	33	(g)	—	—

Net income/(loss) for the year			108.9	(6.1)

The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, president and chief executive officer

Elan Corporation, plc 2007 Annual Report 81

Parent Company Balance Sheet

At 31 December 2007

			2007	2006
	Notes		$m	$m

Non-Current Assets
Investments	33	(h)	1,029.7	984.2
Other non-current assets	33	(i)	12.4	10.7

Total Non-Current Assets			1,042.1	994.9

Current Assets
Accounts receivable			—	0.1
Other current assets	33	(k)	2,441.0	1,131.3
Cash and cash equivalents			2.0	5.2

Total Current Assets			2,443.0	1,136.6

Total Assets			3,485.1	2,131.5

Non-Current Liabilities
Other liabilities	33	(l)	10.4	10.4

Total Non-Current Liabilities			10.4	10.4

Current Liabilities
Accrued and other liabilities	33	(m)	1,371.6	199.0

Total Current Liabilities			1,371.6	199.0

Total Liabilities			1,382.0	209.4

Shareholders’ Equity
Share capital			27.4	27.2
Share premium			6,172.0	6,151.4
Share-based compensation reserve			114.4	85.1
Retained loss	33	(n)	(4,210.7)	(4,341.6)

Total Shareholders’ Equity			2,103.1	1,922.1

Total Shareholders’ Equity and Liabilities			3,485.1	2,131.5

The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, president and chief executive officer

82 Elan Corporation, plc 2007 Annual Report

Financial Statements

Parent Company Statement of Cash Flows

	For the Year ended
	31 December 2007

	2007	2006
	$m	$m

Net income/(loss)	108.9	(6.1)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortisation	—	15.7
Gain on disposal of investment	(158.9)	(9.8)
Share-based compensation	11.9	11.4
Interest expense	—	16.5
Cash and cash equivalents interest income	(1.4)	(1.3)
Derivative fair value (gain)/loss	2.3	(3.8)
Other	(1.5)	(0.8)

	(38.7)	21.8
Decrease in accounts receivable	0.1	4.4
Decrease in prepayments and other assets	0.2	0.6
Increase in intercompany accounts	(11.1)	(73.8)
Decrease in accounts payable and accrued and other liabilities	(0.3)	(3.1)

Cash used by operations	(49.8)	(50.1)
Interest received	1.4	1.3
Interest paid	—	—

Net cash outflows from operating activities	(48.4)	(48.8)

Investing activities
Proceeds from redemption of investment in subsidiary	18.2	—

Net cash provided by investing activities	18.2	—

Financing activities
Proceeds from issue of share capital	28.2	29.8
Repayment of finance lease obligations	(1.2)	(1.3)

Net cash flows from financing activities	27.0	28.5

Net decrease in cash and cash equivalents	(3.2)	(20.3)

Cash and cash equivalents at the beginning of the year	5.2	25.5

Cash and cash equivalents at the end of the year	2.0	5.2

Non cash investing and financing activities
Additions to investments in subsidiaries	210.1	9.8
Disposal of investment in subsidiary	69.4	—
Redemption of investment in subsidiary	140.0	—
Capital contribution — share-based compensation	44.8	43.4
Issuance of shares for debt conversion	—	217.8
Transfer of intangible assets	—	33.2

The accompanying notes are an integral part of these financial statements.

Elan Corporation, plc 2007 Annual Report 83

Parent Company Statement of Changes in Shareholders’ Equity

				Share-Based
	Number	Share	Share	Compensation	Retained	Total
	of Shares	Capital	Premium	Reserve	Loss	Amount
	m	$m	$m	$m	$m	$m

Balance at 1 January 2006	428.8	24.7	5,917.8	53.2	(4,362.3)	1,633.4
Net loss	—	—	—	—	(6.1)	(6.1)
Transfer of conversion option	—	—	(12.4)	—	12.4	—
Debt conversion	34.2	2.3	215.5	—	—	217.8
Issue of share capital, net of issue costs	3.6	0.2	29.6	—	—	29.8
Share-based compensation	—	—	0.9	46.3	—	47.2
Transfer of exercised and expired share-based awards	—	—	—	(14.4)	14.4	—

Balance at 31 December 2006	466.6	27.2	6,151.4	85.1	(4,341.6)	1,922.1

Net income	—	—	—	—	108.9	108.9
Treasury shares retirement	(0.9)	(0.1)	(6.4)	—	6.5	—
Issue of share capital, net of issue costs	4.5	0.3	27.9	—	—	28.2
Share-based compensation	—	—	(0.9)	44.8	—	43.9
Transfer of exercised and expired share-based awards	—	—	—	(15.5)	15.5	—

Balance at 31 December 2007	470.2	27.4	6,172.0	114.4	(4,210.7)	2,103.1

The accompanying notes are an integral part of these financial statements.

84 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

1	Basis of Preparation

Elan Corporation, plc, an Irish public limited company (also referred to hereafter as “we”, “our”, “us”, “Elan” and “the Company”), is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is 353-1-709-4000. Our principal research and development (R&D), manufacturing and marketing facilities are located in Ireland and the United States (U.S.).

These Consolidated and Parent Company Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and are effective at 31 December 2007. In addition to these Consolidated Financial Statements, we also prepare separate Consolidated Financial Statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). IFRS differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP, please refer to “U.S. GAAP Information,” on pages 138 to 140 of this Annual Report.

These Consolidated and Parent Company Financial Statements are presented in U.S. dollars, being the functional currency of the parent company and the majority of the group companies. They are prepared on the historical cost basis, except for financial assets and derivative financial instruments, which are stated at fair value. Non-current assets and disposal groups classified as held for sale are stated at the lower of cost or fair value less costs to sell.

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates.

Certain items in the Consolidated Financial Statements for prior periods have been reclassified to conform to current classifications. In particular, within our Consolidated Statements of Cash Flows, cash flows related to restricted cash balances have been reclassified from operating activities to investing activities and presented as a separate line item. Consequently, in 2006, this reclassification results in an increase in net cash used in operating activities and an equal offsetting increase in net cash provided by investing activities.

We have made significant operating losses during the last three fiscal years and anticipate to continue to incur operating losses in 2008. However, our directors believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to prepare our Consolidated and Parent Company Financial Statements on a going concern basis.

The Consolidated and Parent Company Financial Statements were authorised for issue by the directors on 28 March 2008.

2	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements. As discussed in Note 1 to the Consolidated Financial Statements, management is required to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Management considers the accounting policies below relating to the estimation of sales rebates and discounts (Note 2(d)), the impairment of assets (Note 2(g)), the fair value of share-based compensation (Note 2(o)) and the accounting for provisions and contingencies (Note 2(p)) to be critical accounting policies, where judgements, estimates and assumptions could have a significant impact on the Consolidated Financial Statements. Details of key assumptions and principal sources of estimation uncertainty have been set out in the critical accounting policies section on pages 32 to 38 of this Annual Report.

Elan Corporation, plc 2007 Annual Report 85

a	Statement of compliance

The Consolidated and Parent Company Financial Statements have been prepared in accordance with IFRS as adopted by the European Union and are effective at 31 December 2007, further to the International Accounting Standards (IAS) Regulation (EC 1606/2002).

Effective 1 January 2007, the provisions of two new accounting standards, IFRS 7, “Financial Instruments; Disclosures,” and the complementary amendment to IAS 1, “Presentation of Financial Statements—Capital Disclosures,” have been adopted in our Consolidated and Parent Company Financial Statements. These standards introduce new disclosures relating to financial instruments and capital resources, but do not have any impact on the balance sheet classification or measurement of our financial instruments.

We have considered all EU endorsed standards and interpretations, which are not yet effective and have not been early adopted in these financial statements and the following provides a brief outline of the likely impact on future financial statements of relevant items:

•	IFRIC 11, “IFRS 2—Group and Treasury Share Transactions,” (IFRIC 11) (effective 1 January 2008): this interpretation addresses how share-based payment arrangements that effect more than one company in a group are accounted for in each company’s financial statements. We do no expect that the adoption of IFRIC 11 will have a material impact on our financial position or results from operations.

•	IFRS 8, “Operating Segments,” (effective 1 January 2009): this standard will replace IAS 14, “Segment Reporting,” and will require additional disclosures relating to operating segments to those currently required.

b	Basis of consolidation

The Consolidated Financial Statements include the accounts of Elan and all of our subsidiary undertakings, which are entities under our control. Control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. All intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the Consolidated Financial Statements.

Our collaboration with Biogen Idec Inc. (Biogen Idec) for Tysabri is a jointly-controlled operation in accordance with IAS 31, “Financial Reporting of Interests in Joint Ventures,” (IAS 31). A jointly-controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

c	Revenue

We recognise revenue from the sale of our products, royalties earned and contract arrangements. Our revenues are classified into two categories: product revenue and contract revenue.

Product Revenue—Product revenue includes: (i) the sale of our products; (ii) royalties; (iii) manufacturing fees; and (iv) revenue from a Jointly-Controlled Operation (Tysabri).

We recognise revenue from product sales when there is pervasive evidence that an arrangement exists, title passes, the price is fixed or determinable, and collectibility is reasonably assured. Revenue is recorded net of applicable sales tax and sales discounts and allowances, which are described below.

i.	The sale of products consists of the sale of pharmaceutical drugs, primarily to wholesalers and physicians.

ii.	We earn royalties on licensees’ sales of our products or third-party products that incorporate our technologies. Revenue is recognised as earned in accordance with the contract terms when royalties can be reliably measured and collectibility is reasonably assured.

iii.	We receive manufacturing fees for products that we manufacture on behalf of other third-party customers.

iv.	The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses. In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we record our share of the collaboration operating loss within operating expenses. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, in addition to recording our directly-incurred expenses within operating expenses, we recognise as revenue our share of the

86 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses related to these sales. We record our share of the total Tysabri collaboration R&D expenses within our R&D expenses.

Contract Revenue—Contract revenue arises from contracts to perform R&D services on behalf of clients or technology licensing to third parties. Contract revenue is recognised when earned and non-refundable, and when we have no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract. Contract research revenue consists of payments or milestones arising from R&D activities we perform on behalf of third parties.

d	Sales discounts & allowances

We recognise revenue on a gross revenue basis and make various deductions to arrive at net revenue as reported in the income statement. These adjustments are referred to as sales discounts and allowances and are described in detail below. In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, the Tysabri related sales discounts and allowance are recorded within operating expenses.

Sales discounts and allowances include charge-backs, managed health care and Medicaid rebates, cash discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgements, and we use information from both internal and external sources to generate reasonable and reliable estimates.

We do not conduct our sales using the consignment model. All of our product sales transactions are based on normal and customary terms whereby title to the product and substantially all of the risks and rewards transfer to the customer upon either shipment or delivery. Furthermore, we do not have an incentive programme which would compensate a wholesaler for the costs of holding inventory above normal inventory levels thereby encouraging wholesalers to hold excess inventory.

Charge-backs

In the United States, we participate in charge-back programmes with a number of entities, principally the U.S. Department of Defense, the U.S. Department of Veterans Affairs, Group Purchasing Organisations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and programme basis, and current contract prices under the charge-back programmes. We consider vendor payments, estimated levels of inventory in the wholesale distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

Managed health care rebates and other contract discounts

We offer rebates and discounts to managed health care organisations in the United States. We account for managed health care rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and programme basis and current contract prices. We consider the sales performance of products subject to managed health care rebates and other contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel, and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programmes as well as certain other qualifying federal and state government programmes whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programmes are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programmes, and any new information regarding changes in the Medicaid programmes’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We consider outstanding Medicaid claims, Medicaid payments, claims processing lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

Elan Corporation, plc 2007 Annual Report 87

Cash discounts

In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment. We account for cash discounts by reducing accounts receivable by the full amount of the discounts. We consider payment performance of each customer and adjust the accrual and revenue periodically throughout each year to reflect actual experience and future estimates.

Sales returns

We account for sales returns by establishing an accrual in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

For returns of established products, our sales return accrual is estimated principally based on historical experience, the estimated shelf life of inventory in the distribution channel, price increases, and our return goods policy (goods may only be returned six months prior to expiration date and for up to twelve months after expiration date). We also take into account product recalls and introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

In the event of a product recall, product discontinuance or introduction of a generic product, we consider a number of factors, including the estimated level of inventory in the distribution channel that could potentially be returned, historical experience, estimates of the severity of generic product impact, estimates of continuing demand and our return goods policy. We consider the reasons for and impact of such actions and adjust the sales returns accrual and revenue as appropriate.

Returns from newly introduced products are significantly more difficult for us to assess. We determine our estimate of the sales return accrual primarily based on the historical sales returns experience of similar products, such as those within the same or similar therapeutic category. We also consider the shelf life of new products and determine whether we believe an adjustment to the sales return accrual is appropriate. The shelf life in connection with new products tends to be shorter than the shelf life for more established products because we may still be developing the optimal stability duration for the new product that would lengthen its shelf life, or an amount of launch quantities may have been manufactured in advance of the launch date to ensure sufficient supply exists to satisfy market demand. In those cases, we assess the reduced shelf life, together with estimated levels of inventory in the distribution channel and projected demand, and determine whether we believe an adjustment to the sales return accrual is appropriate. While it is inherently more difficult to assess returns from newly introduced products than from established products, nevertheless in all instances we believe we have been able to gather sufficient information in order to establish reasonable estimates.

Other adjustments

In addition to the sales discounts and allowances described above, we make other sales adjustments primarily related to estimated obligations for credits to be granted to wholesalers under wholesaler service agreements we have entered into with many of our pharmaceutical wholesale distributors in the United States. Under these agreements, the wholesale distributors have agreed, in return for certain fees, to comply with various contractually defined inventory management practices and to perform certain activities such as providing weekly information with respect to inventory levels of product on hand and the amount of out-movement of product. As a result, we, along with our wholesale distributors, are able to manage product flow and inventory levels in a way that more closely follows trends in prescriptions. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on historical experience and other relevant factors, including estimated levels of inventory in the distribution channel in some cases, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.

Use of information from external sources

We use information from external sources to estimate our significant sales discounts and allowances. Our estimates of inventory at the wholesalers are based on:

•	The actual and projected prescription demand-based sales for our products and historical inventory experience;

•	Our analysis of third-party information, including written and oral information obtained from all of the major wholesalers with respect to their inventory levels and sell-through to customers, and third-party market research data; and

•	Our internal information.

88 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

We also use information from external sources to identify prescription trends and patient demand. Since 2004, we have been receiving inventory pipeline data from the three major wholesalers (McKesson Corp., Cardinal Health, Inc. and AmerisourceBergen Corp.). The inventory information received from these wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We receive information from IMS Health, a supplier of market research to the pharmaceutical industry, which we use to project the prescription demand-based sales for our pharmaceutical products. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information is itself in the form of estimates, and reflect other limitations, including lags between the date as of which third-party information is generated and the date on which we receive such information.

e	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation and impairment losses. Depreciation is computed using the straight-line method based on the following estimated useful lives:

Buildings	15-40 years

Plant and equipment	3-10 years

Leasehold improvements	Shorter of expected useful life or lease term

Land is not depreciated as it is deemed to have an indefinite useful life.

f	Goodwill and other intangible assets

Patents, licences and acquired in-process research and development (IPR&D) costs are stated at cost less accumulated amortisation and impairments. Patents and licences are amortised on a straight-line basis over their expected useful lives, which range between 2 to 20 years. Acquired IPR&D is capitalised and amortised on a straight-line basis over its estimated useful economic life. The useful economic life commences upon generation of economic benefits relating to the acquired IPR&D. The method of amortisation chosen best reflects the manner in which individual intangible assets are consumed. Any development costs incurred and associated with acquired licences, patents, know-how or marketing rights are expensed as incurred, unless the criteria for recognition of an internally generated intangible asset are met.

Goodwill arising on acquisitions is stated at cost less any accumulated impairments. Goodwill is allocated to assets that are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units), and is not subject to amortisation but is tested at least annually for impairment.

The costs of acquiring and developing computer software for internal use are capitalised as intangible assets where the software supports a significant business system and the expenditure leads to the creation of a durable asset. Computer software is amortised over 4 years.

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is expensed as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is expensed when incurred, unless the criteria for recognition of an internally generated intangible are met. Regulatory and other uncertainties generally mean that such criteria are not met. To date, we have not had any development expenditures that have met the criteria for recognition of an internally generated intangible asset.

g	Impairment of assets

Goodwill, other intangible assets with an indefinite useful life and intangible assets not yet available for use are not subject to amortisation and are tested for impairment at least annually. Additionally, non-current assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use. For the purposes of impairment testing, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). When reviewing carrying values, we assess R&D risk, commercial risk, revenue and cost projections, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third-party interest in our intangible assets and market conditions.

Elan Corporation, plc 2007 Annual Report 89

Impairment losses in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to pro-rata reduce the carrying amount of the other assets in the unit.

Impairment losses in respect of goodwill are not reversed. For other assets, an impairment loss may be reversed to the extent that the asset’s original carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

See Notes 5 and 14 for additional information.

h	Investments

Investments, which are all accounted for on a trade date basis, are classified into one of the following three categories:

•	Held-for-trading investments are acquired principally to generate profit from short term fluctuations in price. These instruments are recorded as short-term investments and are carried at fair value, with any resultant gain or loss recognised in the income statement. We did not hold any held-for-trading securities at either 31 December 2007 or 2006.

•	Investments are classified as held-to-maturity when we have the positive intent and ability to hold the securities to maturity. These instruments are carried at amortised cost, less any impairments. We did not hold any held-to-maturity securities at either 31 December 2007 or 2006.

•	Available-for-sale securities are those that are designated as held for sale and are not categorised into any of the other categories. They are stated at fair value and unrealised gains or losses are recognised directly in shareholders’ equity. Any interest income on debt securities is recognised in the income statement as it accrues, using the effective interest method. Available-for-sale securities may also include certain embedded derivatives that are not closely related to the host contract and in these cases, changes in fair value related to the embedded features are recorded in the income statement.

The fair value of investments classified as available-for-sale is their quoted market price at the balance sheet date. Where market values for investments are not readily available, a number of valuation methodologies are employed to estimate fair value. These include the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows.

Investments are assessed for potential impairment at each balance sheet date. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original carrying value is considered in determining whether the securities are impaired. If any such evidence exists, an impairment loss is recognised in the income statement. Impairment losses recognised in the income statement on available-for-sale equity securities are not reversed through the income statement if there is a subsequent increase in value.

i	Derivative financial instruments

We enter into transactions in the normal course of business using certain financial instruments in order to economically hedge against exposures to fluctuating foreign exchange and interest rates. A derivative is a financial instrument or other contract whose value changes in response to a change in some underlying variable, that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes. All derivatives are recorded at fair value on the balance sheet.

Gains and losses on derivative financial instruments that qualify as fair value hedges under IAS 39, “Financial Instruments: Recognition and Measurement,” (IAS 39), are recognised as an offset to the related fair value change arising on the underlying hedged risk. The carrying value of the derivative financial instrument is reported within current assets or other current liabilities. We did not hold any interest rate swap contracts or forward currency contracts at 31 December 2007. Interest rate swaps held during the year ended 31 December 2006 qualified for fair value hedge accounting under IAS 39. Forward currency contracts held during the years ended 31 December 2007 and 2006 did not qualify for hedge accounting under IAS 39, and were marked to market at each balance sheet date, with the resulting gains and losses recognised in income.

We record at fair value certain freestanding warrants. Changes in their fair value are recorded in the income statement and their carrying value is recorded within current assets or current liabilities.

j	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

90 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

k	Inventories

Inventories are stated at the lower of cost and net realisable value. In the case of raw materials and supplies, cost is calculated on a first-in, first-out basis and includes the expenditure incurred in acquiring the inventories and bringing them to their existing location and condition (e.g. the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discounts). In the case of work-in-progress and finished goods, cost comprises direct labour, material costs and attributable overheads based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

l	Foreign currency

Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement.

The functional currency of most of our subsidiaries is U.S. dollars. For those subsidiaries with non-U.S. dollar functional currency, their assets and liabilities, including goodwill and fair value adjustments, are translated using year-end rates and net income is translated at average rates where they represent a reasonable approximation of the actual rates relating to the dates of the underlying transaction. The cumulative effect of exchange differences arising on consolidation of the net investment in overseas subsidiaries is recorded in shareholders’ equity.

m	Pension and other post-employment benefit plans

We have two defined benefit pension plans covering eligible employees based in Ireland. These plans are managed externally and the related pension costs and liabilities are assessed annually in accordance with the advice of a professionally qualified actuary using the projected unit credit method. Obligations in respect of each plan are determined by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Pension obligations are measured as the present value of estimated future cash flows, discounted at rates reflecting the yields of high quality corporate bonds. Plan assets are measured at fair value using bid prices at the balance sheet date.

When the benefits of a plan are increased, the portion of the increased benefit relating to past service by employees is recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately.

We recognise actuarial gains and losses using the corridor method. Under the corridor method, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10 percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, that portion is recognised over the expected average remaining working lives of the plan participants. Otherwise, the actuarial gain or loss is not recognised.

When the plan assets exceed liabilities at the balance sheet date, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any currently available future refunds from the plan or reductions in future contributions to the plan. The parent company, as legal sponsor for the plans, recognises any such asset or liabilities related to the schemes.

Employees of various group companies are members of the schemes. The contribution costs of the defined benefit schemes are being borne by the relevant group company, by way of intercompany charge.

In addition, we have a number of other defined contribution benefit plans, primarily for employees outside of Ireland. The cost of providing these plans is expensed as incurred.

n	Leasing

Property, plant and equipment, acquired under a lease that transfers substantially all of the risks and rewards of ownership to us (finance lease), are capitalised. An asset acquired by finance lease is stated at an amount equal to the lower of its fair value or the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses, and is shown as property, plant and equipment. Finance charges on finance leases are expensed over the term of the lease to give a constant periodic rate of interest charge in proportion to the capital balances outstanding. All other leases which are not finance leases are considered operating leases. Rentals on operating leases are expensed on a straight-line basis over the term of the lease.

Elan Corporation, plc 2007 Annual Report 91

o	Share-based compensation

Equity settled share-based payments made to employees are recognised in the Consolidated Financial Statements based on the fair value of the awards measured at the date of grant. The fair value is expensed over the requisite service period. The fair value of share options is calculated using a binomial option-pricing model and the fair value of options issued under our employee equity purchase plans is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our employee equity purchase plans have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for these options. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting. In 2007, we recognised an expense for share-based compensation of $44.8 million (2006: $46.3 million).

Estimating the fair value of share-based payment awards on the date of grant using an option-pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to the expected share price volatility over the term of the awards, risk-free interest rates, and actual and projected employee stock option exercise behaviours.

See Note 13 for additional information.

p	Provisions and contingencies

A provision is recognised in the balance sheet when we have a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefit will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

We are currently involved in certain legal and administrative proceedings, relating to securities matters, patent matters, antitrust matters and other matters, some of which are described in Note 30 to the Consolidated Financial Statements. We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as probable losses. We record provisions for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount.

In relation to legal matters, we develop estimates in consultation with outside counsel handling our defence in these matters using the current facts and circumstances known to us. The factors that we consider in developing our legal contingencies and provisions include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any.

q	Income tax

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities at rates expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

92 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

r	Financing costs

Debt financing costs comprise transaction costs on borrowings. Debt financing costs are allocated to financial reporting periods over the term of the related debt using the effective interest rate method. The carrying amount of debt includes related unamortised financing costs.

s	Investments in subsidiaries

The parent company holds investments in group companies, which are carried at cost less any impairments. Investments in group companies include a charge for share-based compensation for share-based payments made to employees of subsidiary undertakings.

3	Revenue

The composition of our revenue for the years ended 31 December was as follows:

	2007	2006
	$m	$m

Product revenue	491.9	482.5
Contract revenue	24.5	14.8

Total revenue	516.4	497.3

Product revenue can be further analysed as follows:

	2007	2006
	$m	$m

Biopharmaceuticals:
Maxipime	122.5	159.9
Azactam	86.3	77.9
Prialt	12.3	12.1
Royalties	1.8	2.4

Total product revenue from Biopharmaceuticals business	222.9	252.3

Total EDT product revenue—manufacturing revenue and royalties	269.0	230.2

Total product revenue	491.9	482.5

Global in-market net sales of Tysabri, which we market in collaboration with Biogen Idec, were as follows (in millions):

	2007	2006
	$m	$m

United States	217.4	28.2
Rest of World	125.5	9.9

Total Tysabri in-market net sales	342.9	38.1

In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. Accordingly, we have not recognised any product revenue from Tysabri in either 2007 or 2006, since Tysabri incurred an operating loss in both years.

Contract revenue can be further analysed as follows (in millions):

	2007	2006
	$m	$m

Biopharmaceuticals contract revenue	7.3	—
EDT contract revenue	17.2	14.8

Total contract revenue	24.5	14.8

Elan Corporation, plc 2007 Annual Report 93

4	Segment Information

A segment is a distinguishable component of the group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Our primary format for segment reporting is business segments and the secondary format is geographical segments. The risks and returns of our operations are primarily determined by our products and services rather than the geographical location of our operations. This is reflected by our management and organisational structure and our internal financial reporting structure.

Our business is organised into two business units: Biopharmaceuticals and Elan Drug Technologies (EDT). Biopharmaceuticals engages in research, development and commercial activities, primarily in Alzheimer’s disease, Parkinson’s disease, multiple sclerosis (MS), Crohn’s disease (CD), severe chronic pain and infectious diseases. EDT is an established specialty pharmaceutical business unit of Elan.

During the year ended 31 December 2007, we changed the manner in which our chief operating decision maker assesses the operating performance of, and allocation of resources to, both of our segments. Specifically, we revised the method of allocation of centrally incurred corporate and management expenses and reallocated the assets and associated operating results of the fill-finish facility in Athlone, Ireland, from EDT to Biopharmaceuticals, to reflect our current operating activities and how we now manage our combined businesses. For comparability, certain segmental financial information for the prior period presented has been reclassified between segments to conform to the presentation now being utilised.

Segment results include revenues and expenses directly attributable to a segment as well as those that can be allocated on a reasonable basis. Inter-segment pricing is determined on an arm’s length basis.

94 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

Business Segments

	Biopharmaceuticals		EDT		Total

	2007	2006	2007	2006	2007	2006
	$m	$m	$m	$m	$m	$m

Segment revenue
Segment revenue	230.2	252.3	288.2	246.0	518.4	498.3
Less: Inter-segment sales	—	—	(2.0)	(1.0)	(2.0)	(1.0)

Revenue from third parties	230.2	252.3	286.2	245.0	516.4	497.3

Cost of sales	69.1	67.6	111.5	130.4	180.6	198.0

Gross profit	161.1	184.7	174.7	114.6	335.8	299.3
Selling, general and administrative expenses	553.2	377.0	50.0	39.4	603.2	416.4
Research and development expenses	223.3	180.1	48.4	46.1	271.7	226.2
Gain on arbitration award	—	—	—	(49.8)	—	(49.8)
Net gain on divestment of product	—	(7.4)	—	—	—	(7.4)

Operating income/(loss)	(615.4)	(365.0)	76.3	78.9	(539.1)	(286.1)

Other segment information:

Depreciation and amortisation	124.0	144.6	36.5	49.4	160.5	194.0
Capital expenditure	18.4	44.2	11.2	15.9	29.6	60.1
Share-based compensation	34.8	37.5	10.0	8.8	44.8	46.3
Intangible asset impairment	273.7	—	—	—	273.7	—

Segment assets and liabilities
Segment assets	756.2	1,317.6	549.9	569.7	1,306.1	1,887.3
Unallocated assets	—	—	—	—	292.7	942.5

Total assets					1,598.8	2,829.8

Segment liabilities	187.5	178.4	25.1	36.8	212.6	215.2
Unallocated liabilities	—	—	—	—	1,774.6	2,409.8

Total liabilities					1,987.2	2,625.0

Reconciliation of operating loss to net loss:

	2007	2006
	$m	$m

Operating loss	(539.1)	(286.1)
Interest expense	157.2	182.4
Interest income	(44.3)	(58.5)
Investment (gains)/losses	0.9	(1.6)
Net charge on debt retirement	7.7	11.5

Net interest and investment losses	121.5	133.8

Loss before tax	(660.6)	(419.9)

Income tax expense/(benefit)	5.3	(11.2)

Net loss	(665.9)	(408.7)

Elan Corporation, plc 2007 Annual Report 95

For revenue analysis by segment, refer to Note 3.

Geographical Segments

	Ireland		United States		Rest of World		Total

	2007	2006	2007	2006	2007	2006	2007	2006
	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from external customers	61.5	52.7	412.5	371.7	42.4	72.9	516.4	497.3
Distribution of export revenue from Ireland	—	—	83.2	9.7	49.5	46.2	132.7	55.9
Segment assets	584.2	1,263.5	917.5	1,258.8	97.1	307.5	1,598.8	2,829.8
Capital expenditure	5.8	40.1	23.7	19.2	0.1	0.8	29.6	60.1

Major Customers

The following four customers contributed 10% or more of our total revenue in 2007 or 2006:

	2007	2006

AmerisourceBergen	14.1%	15.0%
Cardinal Health	13.6%	18.0%
Fournier Pharma Corp	12.2%	10.5%
McKesson Corporation	10.6%	12.4%

No other customer accounted for more than 10% of our revenue in either 2007 or 2006.

5	Other Charges/(Credits)

The principal items classified as other charges/(credit) include the impairment of our Prialt intangible assets, impairment of our Maxipime and Azactam intangible and other assets and severance, restructuring and other costs. We believe that disclosure of significant other charges/(credits) is meaningful because it provides additional information in relation to analysing certain items.

For the year ended 31 December 2007, included within cost of sales, selling, general and administrative (SG&A) expenses and R&D expenses were total other charges of $306.1 million for 2007 (2006: $7.5 million) consisting of the following:

2007

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

Prialt intangible asset impairment	—	197.5	—	197.5
Maxipime/Azactam intangible and other assets impairment	2.8	73.4	—	76.2
Severance, restructuring and other costs	0.5	21.7	10.2	32.4

Total other charges	3.3	292.6	10.2	306.1

2006

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

Total other charges—severance, restructuring and other costs	2.5	(4.9)	9.9	7.5

Prialt intangible asset impairment

The impairment charge of $197.5 million (comprised of $194.0 million of acquired IPR&D costs and $3.5 million of patents and licences) relating to our Prialt intangible assets was as a result of lower projected sales. In light of additional data becoming available in 2007, we adjusted our sales forecast for Prialt, which caused projected future cumulative discounted cash flows to be

96 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

lower than the carrying value of the intangible assets, thus indicating that the carrying value was not recoverable. Consequently, the impairment charge was calculated as the excess of the carrying value over the discounted net present value. As the impairment analysis is principally based on estimated cash flows, actual outcomes could vary significantly from such estimates. If we were to use different estimates, then an additional material impairment charge could arise. At 31 December 2007, the net carrying value of the Prialt intangible asset was $57.8 million.

Maxipime/Azactam intangible and other assets impairment

The Maxipime and Azactam asset impairment charge of $76.2 million is related to the launch of a generic formulation of Maxipime (cefepime hydrochloride) in June 2007 and the anticipated approval of a generic form of Azactam. As a direct result of the approval of a first generic formulation of cefepime hydrochloride in June 2007 and the anticipated approval for a generic form of Azactam, we revised the projected future cumulative discounted cash flows. The revised projected future cumulative discounted cash flows were lower than the carrying value of the intangible and other assets, thus indicating that the combined carrying value was not recoverable. Consequently, the impairment charge was calculated as the excess of the combined carrying value over the discounted net present value. The remaining net intangible assets’ carrying value was amortised, on a straight-line basis, through 31 December 2007. As the impairment analysis is principally based on estimated cash flows, actual outcomes could vary significantly from such estimates. If we were to use different estimates, then a different amount of impairment charge could have been estimated.

Severance, restructuring and other costs

During 2007, we incurred severance, restructuring and other costs of $32.4 million arising principally from the restructuring of our commercial infrastructure and consolidation of our U.S. West Coast locations, which resulted in the closure of the San Diego facility and the expansion of our operations in South San Francisco. The restructuring of our commercial infrastructure was primarily a result of the approval of a generic form of Maxipime and the anticipated approval of a generic form of Azactam.

During 2006, the severance, restructuring and other costs of $7.5 million (comprised of other charges of $2.5 million in cost of sales, other credit of $4.9 million in SG&A expenses and other charges of $9.9 million in R&D expenses) related to the realignment of our resources to meet our current business structure. The restructuring and severance charges in 2006 were primarily related to the consolidation of our Biopharmaceuticals R&D activities into our South San Francisco facility. These charges arose from termination of certain operating leases, reduction of headcount and relocation of employees, and they included the reversal of a $9.4 million charge for future lease payments on an unutilised facility in South San Francisco. As a part of the restructuring of our Biopharmaceutical R&D activities, this facility was brought back into use.

6	Gain on Arbitration Award

In December 2006, we were awarded $49.8 million following the conclusion of binding arbitration proceedings that were initiated against King Pharmaceuticals, Inc. (King) with respect to an agreement to reformulate Sonata. This award was recognised as a gain in 2006 and was received in January 2007.

7	Net Gain on Divestment of Product

In March 2006, we sold the Prialt European rights to Eisai Co. Ltd (Eisai). We received $50.0 million at closing and are entitled to receive an additional $10.0 million on the earlier of two years from closing or launches of Prialt in key European markets. We recorded a net gain of $7.4 million on this sale, which included both the $50.0 million and the present value of the additional $10.0 million consideration. We may also receive an additional $40.0 million contingent on Prialt achieving revenue related milestones in Europe. Due to its contingent nature, this amount was not included in determining the net gain recorded in 2006. As of 31 December 2007, we have received $8.0 million in cash of the $10.0 million related to the launches of Prialt in key European markets.

Elan Corporation, plc 2007 Annual Report 97

8	Net Interest and Investment (Gains)/Losses

	2007	2006
	$m	$m

Interest expense:
Interest on 7.75% Notes	68.4	68.8
Interest on Floating Rate Notes due 2011	29.3	28.5
Interest on 8.875% Notes	42.3	4.5
Interest on Floating Rate Notes due 2013	14.8	1.6
Interest on Athena Notes	1.7	45.6
Interest on 6.5% Convertible Notes	—	30.0

Total debt interest expense	156.5	179.0
Net foreign exchange losses	0.3	—
Swap expense	0.4	3.4

Interest expense	157.2	182.4

Interest income:
Cash and cash equivalents interest income	(42.1)	(53.8)
Net foreign exchange gains	—	(4.1)
Other financial gains	(2.2)	(0.6)

Interest income	(44.3)	(58.5)

Investment (gains)/losses:
Gain on disposal of investments	(6.6)	(8.3)
Derivative fair value (gains)/losses	1.4	(0.6)
Impairment of investments	6.1	7.3

Investment (gains)/losses	0.9	(1.6)

Net charge on debt retirement	7.7	11.5

Net interest and investment losses	121.5	133.8

Investment (Gains)/Losses

Net investment losses were $0.9 million in 2007, compared to net gains of $1.6 million in 2006. The net investment gains were primarily comprised of $6.6 million of gains on the disposal of investments (2006: $8.3 million) and impairment of investments of $6.1 million (2006: $7.3 million).

The $6.6 million in gains on the sale of investment securities in 2007 includes gains on sale of securities of Adnexus Therapeutics, Inc. of $3.0 million and Women’s First Heath Care, Inc. of $1.3 million.

The $8.3 million of gains on the disposal of investments in 2006 included a gain on the disposal of investments in Salu, Inc. of $3.0 million, Nobex Corporation of $2.5 million and Women First Heathcare, Inc. of $1.0 million.

In 2007, we recorded an impairment of $5.0 million related to an investment of $11.4 million in auction rate securities. The remaining impairment of $1.1 million (2006: $7.3 million) related to various investments in small emerging pharmaceutical and biotech companies.

At 31 December 2007, all of Elan’s liquid investments were invested in bank deposits and funds. In December 2007, due to dislocations in the capital markets, one of these funds was closed. As a result, the total carrying value of our holding in the fund of $274.8 million (current: $268.1 million; non-current: $6.7 million) at 31 December 2007 no longer qualified as cash equivalents. The balance has been reclassified as current and non-current available-for-sale debt securities based on the expected liquidation of investments in the fund. Since 31 December 2007, Elan has reduced the amount invested in this fund to approximately $90 million and has moved approximately $185 million into bank deposits and U.S. treasury funds. In conjunction

98 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

with the closure of the fund, an impairment charge of $3.8 million was incurred and has been included within total interest income for 2007. There were no equivalent charges in 2006.

Net Charge on Debt Retirements

In December 2006, we issued an early redemption notice for the 7.25% senior notes (Athena Notes). In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed and the related $300.0 million of interest rate swaps were cancelled. As a result, we incurred a net charge on debt retirement of $19.2 million, which was recognised using the effective interest method over the period from the issuance of the redemption notice to the redemption date. Accordingly, we recorded a net charge on the redemption of the Athena Notes of $11.5 million in 2006, and an additional charge of $7.7 million in 2007.

9	Income/(Loss) Before Tax

The income/(loss) before tax has been arrived at after charging the following items:

	2007	2006
	$m	$m

Auditor’s remuneration:
Audit fees(1)	3.0	3.2
Audit related fees(2)	0.5	—

Total audit and audit-related fees	3.5	3.2

Tax fees(3)	0.9	0.7

Total fees	4.4	3.9

Directors’ emoluments:
Fees	0.9	1.0
Other emoluments and benefits in kind	7.4	4.6
Pension contributions	0.1	0.1
Payments to retired directors	0.2	0.2

Total directors’ emoluments	8.6	5.9

Amortisation of intangible and other assets	127.3	159.2
Grant amortisation	0.2	0.1
Depreciation of property, plant and equipment	33.2	34.8
Loss on disposal of property, plant and equipment	0.1	0.1
Impairment of available-for-sale investments	6.1	7.3

Operating lease rentals:
Premises	22.2	22.6
Plant and equipment	0.5	0.6

(1)	Audit services include audit of our Consolidated Financial Statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

(2)	Audit related services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice and tax planning. This category includes fees related to preparation and review of tax returns.

For additional information regarding directors’ shareholdings, share options and compensation, please refer to “Directors’ Interests”, “Directors’ Options” and “Directors’ Remuneration” in the Directors’ Report.

Elan Corporation, plc 2007 Annual Report 99

10	Tax on Loss from Ordinary Activities

The components of the current tax expense/(benefit) for the years ended 31 December were as follows:

	2007	2006
	$m	$m

Current tax expense/(benefit):
Current year	4.5	(7.6)

Deferred tax expense/(benefit):
Origination and reversal of temporary differences	0.8	(3.6)

Total income tax expense/(benefit) in income statement	5.3	(11.2)

The tax expense of $5.3 million and the tax benefit of $11.2 million for 2007 and 2006, respectively, reflect tax at standard rates in the jurisdictions in which we operate, the availability of tax losses, foreign withholding tax and exempt income derived from Irish patents.

The deferred tax expense of $0.8 million for 2007 (2006: $3.6 million benefit) relates to utilisation of operating losses in Ireland, release of deferred tax asset related to share-based compensation expense recognised in the United Kingdom (U.K.) and U.S. State deferred tax arising on temporary differences in certain state jurisdictions.

A reconciliation of the expected tax expense/(benefit), computed by applying the standard Irish tax rate to loss before tax to the actual tax expense/(benefit), is as follows:

	2007	2006
	$m	$m

Loss before tax	(660.6)	(419.9)
Irish standard tax rate	12.5%	12.5%
Taxes at the Irish standard rate	(82.6)	(52.5)
Irish income at reduced rates	(18.3)	(8.6)
Foreign income at rates other than the Irish standard rate	(34.1)	(37.5)
Losses creating no tax benefit	140.3	87.4

Tax expense/(benefit) on income/(loss) from ordinary activities	5.3	(11.2)

Our net deferred taxation asset at 31 December was as follows:

	2007	2006
	$m	$m

Deferred taxation liabilities:
Property, plant and equipment	(8.1)	(0.6)

Total deferred taxation liabilities	(8.1)	(0.6)

Deferred taxation assets:
Reserves/provisions, deferred interest and capitalised items	8.5	0.8
Net operating losses	2.3	3.3
Share-based compensation	—	0.9

Total deferred taxation assets	10.8	5.0

Net deferred taxation asset	2.7	4.4

100 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

The movement in temporary differences during the year were as follows:

	Balance			Balance
	1 January	Recognised	Recognised	31 December
	2006	in Income	in Equity	2006
	$m	$m	$m	$m

Deferred taxation liabilities:
Property, plant and equipment	(14.7)	14.1	—	(0.6)
Intangible assets on acquisition	(3.5)	3.5	—	—
Other	(0.1)	0.1	—	—

Total deferred taxation liabilities	(18.3)	17.7	—	(0.6)

Deferred taxation assets:
Reserves/provisions, deferred interest and capitalised items	18.2	(17.4)	—	0.8
Net operating losses	—	2.8	0.5	3.3
Share-based compensation	—	0.5	0.4	0.9

Total deferred taxation assets	18.2	(14.1)	0.9	5.0

Net deferred taxation asset/(liability)	(0.1)	3.6	0.9	4.4

	Balance			Balance
	1 January	Recognised	Recognised	31 December
	2007	in Income	in Equity	2007
	$m	$m	$m	$m

Deferred taxation liabilities:
Property, plant and equipment	(0.6)	(7.5)	—	(8.1)

Total deferred taxation liabilities	(0.6)	(7.5)	—	(8.1)

Deferred taxation assets:
Reserves/provisions, deferred interest and capitalised items	0.8	7.7	—	8.5
Net operating losses	3.3	(0.5)	(0.5)	2.3
Share-based compensation	0.9	(0.5)	(0.4)	—

Total deferred taxation asset/(liability)	5.0	6.7	(0.9)	10.8

Net deferred taxation asset/(liability)	4.4	(0.8)	(0.9)	2.7

The following deferred tax assets have not been recognised in the balance sheet as it is not probable that the assets will be realised in the future.

	2007	2006
	$m	$m

Net operating losses	503.5	497.1
Tax credits	83.3	77.1
Reserves/provision, deferred interest and capitalised items	252.8	268.6
Share-based compensation	45.3	36.8
Other	5.1	5.1

Total	890.0	884.7

Elan Corporation, plc 2007 Annual Report 101

The gross amount of unused tax loss carryforwards with their expiry dates is as follows:

				Rest
		U.S.	U.S.	of
	Ireland	State	Federal	World	Total
	2007	2007	2007	2007	2007
	$m	$m	$m	$m	$m

One year	—	—	—	—	—
Two years	—	—	—	—	—
Three years	—	0.5	27.4	—	27.9
Four years	—	5.3	62.5	—	67.8
Five years	—	3.0	1.0	—	4.0
More than five years	2,246.0	183.8	531.3	23.0	2,984.1

Total	2,246.0	192.6	622.2	23.0	3,083.8

At 31 December 2007, certain of our Irish subsidiaries had net operating loss carryovers for income tax purposes of $2,246.0 million. These can be carried forward indefinitely but are limited to the same trade/trades.

At 31 December 2007, certain U.S. subsidiaries had net operating loss carryovers for federal income tax purposes of approximately $622.2 million and for state income tax purposes of approximately $192.6 million. These net operating losses include stock option deductions. The federal net operating losses expire from 2010 to 2025. The state net operating losses expire from 2010 to 2025. In addition, at 31 December 2007, certain U.S. subsidiaries had federal research and orphan drug credit carryovers of $54.2 million, of which $40.1 million of research credit will expire from 2007 through 2027 and $14.1 million of orphan drug credit which can be carried to subsequent tax years indefinitely. Certain U.S. subsidiaries also had state credit carryovers of $41.2 million, mostly research credits, of which $40.9 million can be carried to subsequent tax years indefinitely, and $0.3 million which will expire from 2009 to 2011. We may have had “changes in ownership” as described in the U.S. Internal Revenue Code (IRC) Section 382 in 2007. Consequently, utilisation of federal and state net operating losses and credits may be subject to certain annual limitations.

Of the remaining loss carryovers, $2.0 million have arisen in the United Kingdom and can be carried forward indefinitely and $21.0 million have arisen in The Netherlands and are subject to time limits and other local rules.

No taxes have been provided for the unremitted earnings of our overseas subsidiaries as we do not expect these earnings to be distributed in the foreseeable future. Cumulative unremitted earnings of overseas subsidiaries totalled approximately $1,937.6 million at 31 December 2007. Unremitted earnings may be liable to overseas taxes or Irish tax if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of such earnings.

Our tax balance at 31 December was as follows:

	2007	2006
	$m	$m

Income tax prepayments	(2.0)	(1.2)
Current liabilities—income tax payable	6.9	6.9
Non-current liabilities—income tax payable	—	—

Total	4.9	5.7

102 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

11	Earnings Per Share

Basic income/(loss) per share is computed by dividing the net income/(loss) for the period available to ordinary shareholders by the weighted-average number of Ordinary Shares outstanding during the period. Diluted net income/(loss) per share is computed by dividing the net income/(loss) for the period, by the weighted-average number of Ordinary Shares outstanding and, when dilutive, adjusted for the effect of all potentially dilutive shares, including stock options, RSUs and warrants on an as-if-converted basis.

The following table sets forth the computation for basic and diluted net loss per share for the year ended 31 December:

	2007	2006

Numerator (amounts in $m):
Basic and diluted net loss	(665.9)	(408.7)
Denominator (amounts in millions):
Denominator for basic and diluted—weighted-average number of Ordinary Shares outstanding	468.3	433.3

Basic and diluted earnings per share:
Basic and diluted net loss per share	(1.42)	(0.94)

For the years ended 31 December 2007 and 2006, there was no difference in the weighted-average number of Ordinary Shares used for basic and diluted net loss per Ordinary Share as the effect of all potentially dilutive Ordinary Shares outstanding was anti-dilutive. As at 31 December 2007, there were stock options and RSUs outstanding of 24.2 million shares (2006: 26.1 million shares, including warrants), which could potentially have a dilutive impact in the future, but which were anti-dilutive in 2007 and 2006.

In December 2006, 34.2 million of Ordinary Shares were issued at the debt conversion price of $7.42 as part of the conversion of $253.6 million of the 6.5% Convertible Notes.

12	Payroll and Related Benefits

The aggregate payroll costs of employees were as follows:

	2007	2006
	$m	$m

Wages and salaries	188.7	182.9
Social security costs	19.9	20.9
Pension costs of defined contribution plans	4.2	5.9
Share-based compensation	44.8	46.3
Charge in respect of defined benefit plans	3.4	2.6

Total payroll costs	261.0	258.6

The average number of employees was as follows:

	2007	2006

R&D	532	468
Manufacturing	544	568
Sales	281	330
Administration	300	365

Average number of persons employed	1,657	1,731

At 31 December 2007, we had 1,610 employees (2006: 1,734) worldwide.

Elan Corporation, plc 2007 Annual Report 103

13	Pension and Other Employee Benefits Plans

Pensions

(i)	Defined benefit schemes

We fund the pension entitlements of certain employees through defined benefit plans. Two plans are operated for eligible Irish employees. In general, on retirement, a member is entitled to a pension calculated at 1/60th of final qualified salary for each year of qualified service, subject to a maximum of 40 years. These plans are fully funded on a discontinuance basis and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at 31 December 2007 consisted of units held in independently administered funds. The most recent actuarial valuations of the plans were carried out at 31 December 2007 using the projected unit credit method and the valuation reports are not available for public inspection.

The principal actuarial assumptions used for the purpose of the actuarial valuations were as follows:

	31 December	31 December
	2007	2006

Discount rate	5.4%	4.3%
Return on plan assets	6.7%	6.3%
Inflation rate	2.4%	2.3%
Future pension increases(1)	5.0%	5.0%
Future salary increases	3.8%	3.5%

(1)	5% per annum limited to Consumer Price Index increases assumed to be 2.4% for 2007 (2006: 2.3%).

The amount recognised in the consolidated balance sheet in respect of our defined benefit plans is as follows:

	2007	2006
	$m	$m

Present value of benefit obligations	(67.7)	(69.9)
Fair value of plan assets	76.5	66.7

Present value of overfunded/(unfunded) status	8.8	(3.2)
Unamortised net actuarial losses	3.6	13.9

Net asset	12.4	10.7

Amounts recognised in the consolidated income statement in respect of our defined benefit plans:

	2007	2006
	$m	$m

Service cost	3.3	2.8
Interest cost	3.1	2.5
Expected return on plan assets	(4.5)	(3.3)
Amortisation of net actuarial loss	0.4	0.6

Net periodic pension costs	2.3	2.6

104 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

Changes in the present value of the defined benefit obligations of the plans are as follows:

	2007	2006
	$m	$m

Projected benefit obligations at 1 January	69.9	57.9
Service cost	3.3	2.8
Interest cost	3.1	2.5
Plan participants’ contributions	1.8	1.5
Actuarial (gain)/loss	(16.9)	(1.6)
Benefits paid and other disbursements	(0.4)	(0.4)
Foreign exchange rate changes	6.9	7.2

Projected benefit obligations at 31 December	67.7	69.9

Changes in the fair value of the plans’ assets are as follows:

	2007	2006
	$m	$m

Fair value of the plan assets at 1 January	66.7	49.4
Expected return on plan assets	4.5	3.3
Actuarial gain/(loss) on plan assets	(6.3)	4.1
Employer contribution	2.9	2.3
Plan participants’ contributions	1.8	1.5
Benefits paid and other disbursements	(0.4)	(0.4)
Foreign exchange rate changes	7.3	6.5

Fair value of plan assets at 31 December	76.5	66.7

The fair value of the plans’ assets at 31 December is analysed as follows:

	2007	2006
	$m	$m

Equities	58.9	52.1
Bonds	9.6	7.7
Property	2.6	2.1
Cash	5.4	4.8

Total fair value of plan assets	76.5	66.7

The plans’ assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.

Since no significant market exists for AA rated corporate bonds in Ireland, the assumed discount rate of 5.4% was determined based on the iBoxx Corporate Bond Index for AA rated corporate bonds with durations of 10 years or more, which is the closest available source that matches the expected benefit obligation for our plans.

The expected long-term rate of return on assets of 6.7% was calculated based on the assumptions of the following returns for each asset class: Equities 7.5%; Property 6.5%; Government Bonds 4.5%; and Cash 2.5%. The fixed interest yield at 31 December 2007 was 4.5%; hence the assumed return on bonds is 4.5%. Returns for the other asset classes are set by reference to the fixed interest yield plus a risk premium. For equities the risk premium is 3.0% and for property the premium is 2.0%.

Elan Corporation, plc 2007 Annual Report 105

The history of the plans for the current and prior period is as follows:

	2007	2006	2005	2004
	$m	$m	$m	$m

Present value of the defined benefit obligation	(67.7)	(69.9)	(57.9)	(49.4)
Fair value of plan assets	76.5	66.7	49.4	44.7

Overfunded/(unfunded) status	8.8	(3.2)	(8.5)	(4.7)

Experience adjustments on plan assets	(6.3)	4.1	5.5	0.7

Experience adjustments on plan liabilities	(1.8)	0.8	(3.3)	3.1

In accordance with the transitional provisions for the amendments to IAS 19, “Employee Benefits,” in December 2004, the disclosures in the above table are determined prospectively from the 2004 reporting period.

We expect to contribute approximately $2.6 million to our defined benefit plans in 2008.

(ii)	Defined contribution schemes

We operate a number of defined contribution retirement plans, primarily for employees outside of Ireland. The costs of these plans are expensed in the period they are incurred. The costs of these defined contribution plans were $4.7 million in 2007 (2006: $5.9 million).

Share Options and Warrants

At our Annual General Meeting held on 25 May 2006, the Company’s shareholders approved a single Long Term Incentive Plan (2006 LTIP), which provides for the issuance of share options, RSUs and other equity awards. The shareholders also approved the closure of all pre-existing share option and restricted stock unit plans. Our equity award programme is a long-term retention programme that is intended to attract, retain and provide incentives for Elan employees, officers and directors, and to align shareholder and employee interests. We consider our equity award programme critical to our operation and productivity. Currently, we grant equity awards from the 2006 LTIP, under which awards can be granted to all directors, employees and consultants.

Share options are granted at the price equal to the market value at the date of grant and will expire on a date not later than ten years after their grant. Options generally vest between one and four years from the date of grant.

The following table summarises the number of options outstanding and available to grant as at 31 December (in thousands):

	Outstanding		Available to Grant

	2007	2006	2007		2006

1996 Plan	7,240	8,959	—		—
1998 Plan	1,206	1,527	—		—
1999 Plan	9,038	12,791	—		—
Consultant Plan	—	150	—		—
2006 LTIP	4,312	596	4,312	(1)	9,404	(1)

Total	21,796	24,023	4,312		9,404

(1)	Includes RSUs that are available to grant from the same pool as options in the 2006 LTIP.

We have also granted options and warrants for various acquisitions. The following table summarises the number of acquisition related options outstanding as of 31 December (in thousands):

	2007	2006

Neurex	—	7
Liposome	70	109
Dura	31	51

Total	101	167

106 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

In connection with the acquisition of Liposome, we granted warrants to purchase 385,000 Ordinary Shares. These warrants were exercisable at $38.96 from May 2000 to July 2007 and expired unexercised.

The total share options outstanding and exercisable are summarised as follows:

	No. of Options
	(In thousands)	WAEP(1)

Outstanding at 31 December 2006	24,190	$17.52
Exercised	(3,765)	6.48
Granted	3,870	14.55
Forfeited	(736)	16.17
Expired	(1,662)	30.46

Outstanding at 31 December 2007	21,897	$17.89
Exercisable at 31 December 2007	14,629	$19.62

(1)	Weighted-average exercise price

The weighted-average share price at the date of exercise for share options exercised during the year was $18.75 (2006: $16.07).

At 31 December 2007, the range of exercise prices and weighted-average remaining contractual life of outstanding and exercisable options were as follows:

	Options Outstanding			Options Exercisable

		Weighted-			Weighted-
		Average			Average
		Remaining			Remaining
	Options	Contractual		Options	Contractual
Range	Outstanding	Life	WAEP	Outstanding	Life	WAEP

	(In thousands)	(In years)		(In thousands)	(In years)

$ 1.93-$10.00	6,116	5.9	$4.89	5,179	5.6	$4.42
$10.01-$25.00	10,526	6.7	$15.37	4,429	6.5	$15.84
$25.01-$40.00	3,570	2.8	$31.24	3,336	2.6	$31.58
$40.01-$58.60	1,685	3.2	$52.61	1,685	3.2	$52.61

$ 1.93-$58.60	21,897	5.6	$17.89	14,629	4.9	$19.62

In April 2007, we modified outstanding share option grants and outstanding 2007 RSUs held by members of the Operating Committee of Elan (15 members at the modification date) to provide for the accelerated vesting of the awards upon involuntary termination, for any reason other than cause, together with the extension of the period to exercise outstanding share options for a two-year period (previously 90 days) from the termination date. This resulted in the fair value of the outstanding options being remeasured at the modification date. The impact of the modification for all applicable outstanding awards amounted to additional share-based compensation expense of $4.1 million, which has been and will be recognised as expense over the remaining vesting terms of the awards from the modification date.

Elan Corporation, plc 2007 Annual Report 107

During 2007, we recognised total expenses of $44.8 million (2006: $46.3 million) related to equity-settled share-based awards calculated in accordance with the transition rules of IFRS 2, “Share-based Payments,” (IFRS 2). IFRS 2 requires that the fair value of share-based awards be expensed over the requisite service period, together with a corresponding increase in equity. In accordance with the exemption allowed on transition to IFRS, the fair value calculations have only been applied to equity awards granted after 7 November 2002 that had not vested by 1 January 2005. The expenses have been recognised in the following line items in the consolidated income statement:

	2007	2006
	$m	$m

Cost of sales	3.9	4.2
Selling, general and administrative expenses	24.7	28.6
Research and development expenses	16.2	13.5

Total	44.8	46.3

The expenses arose under the following share-based awards:

	2007	2006
	$m	$m

Share options	29.4	33.6
Employee Equity Purchase Plans	1.3	1.9
RSUs	14.1	10.8

Total	44.8	46.3

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The fair value of share options is calculated using a binomial option-pricing model and the fair value of options issued under employee equity purchase plans is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our employee equity purchase plans have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for our employee equity purchase plans. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting.

We use the implied volatility for traded options on our stock with remaining maturities of at least one year to determine the expected volatility assumption required in the binomial model. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee share options. The dividend yield assumption is based on the history and expectation of dividend payouts.

As share-based compensation expense recognised in the Consolidated Income Statement is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. IFRS 2 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience and our estimate of future employee turnover.

108 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

The estimated weighted-average grant date fair value of individual options granted during 2007 and 2006 were $8.85 and $10.45, respectively. The fair value of options was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	2007	2006
	$m	$m

Expected volatility	63.0%	72.3%
Expected life(1)	—	—
Expected dividend yield	Nil	Nil
Risk-free rate	4.88%	4.48%

(1)	The expected lives of options granted in 2007, as derived from the output of the binomial model, ranged from 5.0 years to 8.0 years (2006: 5.1 years to 8.1 years). The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

Restricted Stock Units

In February 2006, we began to grant RSUs to certain employees. The RSUs generally vest between one and four years from the date of grant and shares are issued to employees as soon as practicable following vesting. The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date.

The non-vested RSUs are summarised as follows:

		Weighted-Average
	No. of RSUs	Grant Date
	(In thousands)	Fair Value

Non-vested at 1 January 2006	—	$—
Granted	1,367	15.90
Vested	—	—
Forfeited	(70)	15.90

Non-vested at 31 December 2006	1,297	15.90
Granted	1,723	13.95
Vested	(366)	15.65
Forfeited	(372)	14.98

Non-vested at 31 December 2007	2,282	$14.62

Employee Equity Purchase Plans

In June 2004, our shareholders approved a qualified Employee Equity Purchase Plan (U.S. Purchase Plan), under Sections 421 and 423 of the IRC, which became effective on 1 January 2005 for eligible employees based in the United States. The plan allows eligible employees to purchase common stock at 85% of the lower of the fair market value at the start of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 (fair market value) per calendar year, 1,000 shares per offering period, and are subject to certain IRC restrictions.

The board of directors approved the Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004, effective 1 January 2005, for employees based in Ireland and the United Kingdom, respectively (the Irish and U.K. Sharesave Plans). The Irish and U.K. Sharesave Plans allow eligible employees to purchase Ordinary Shares at no lower than 85% of the fair market value at the start of the thirty-six month saving period. The plans allow eligible employees to save up to €320 per month under the Irish Scheme or 250 pounds Sterling under the U.K. Plan, which entitles them an option to buy common stock at a discounted price of $22.29 for a period of six months from 1 February 2008, the end of the first and only saving period.

In May 2006, our shareholders approved an increase of 1,500,000 shares in the number of shares available to employees to purchase in accordance with the terms of the U.S. Purchase Plan. In total, 3,000,000 shares have been reserved for issuance under the Irish and U.K. Sharesave Plans and U.S. Purchase Plan combined. In 2007, 272,931 (2006: 394,533) shares were issued under the U.S. Purchase Plan and as at 31 December 2007, 1,723,933 shares (2006: 2,006,966 shares) were reserved for future issuance under the U.S. Purchase Plan and Irish and U.K. Sharesave Plans.

Elan Corporation, plc 2007 Annual Report 109

The weighted-average fair value of options granted under the U.S. Purchase Plan during 2007 was $4.31 (2006: $4.42). The estimated fair values of these options were charged to expense over the respective three-month offering periods. The options issued under the Irish and U.K. Sharesave Plans were granted in 2005 and the estimated fair values of the options are being expensed over the thirty-six month saving period from the grant date. The fair value per option granted under the Irish and U.K. Sharesave Plans in 2005 was $11.68. The estimated fair values of options granted under the U.S. Purchase Plan in the years ended 31 December, were calculated using the following weighted-average inputs into the Black-Scholes option-pricing model:

	2007	2006

Share price	$16.36	$14.88
Exercise price	$13.91	$12.65
Expected volatility(1)	53.2%	73.3%
Expected life	3 months	3 months
Expected dividend yield	—	—
Risk-free rate	4.87%	4.72%

(1)	The expected volatility was based on the implied volatility of traded options on our shares.

Approved Profit Sharing Scheme

We also operate a profit sharing scheme, as approved by the Irish Revenue Commissioners, which permits employees and executive directors who meet the criteria laid down in the scheme to allocate a portion of their annual bonus to purchase shares. Participants may elect to take their bonus in cash subject to normal income tax deductions or may elect to have the bonus amount (subject to certain limits) paid to the independent trustees of the scheme who use the funds to acquire shares. In addition, participants may voluntarily apply a certain percentage (subject to certain limits) of their gross basic salary towards the purchase of shares in a similar manner. The shares must be held by the trustees for a minimum of two years after which participants may dispose of the shares but will be subject to normal income taxes until the shares have been held for a minimum of three years.

Employee Savings and Retirement Plan 401(K)

We maintain a 401(k) retirement savings plan for our employees based in the United States. Participants in the 401(k) plan may contribute up to 100% of their annual compensation, limited by the maximum amount allowed by the IRC. We match 3% of each participating employee’s annual compensation on a quarterly basis and may contribute additional discretionary matching up to another 3% of the employee’s annual compensation. Our matching contributions are vested immediately. For the year ended 31 December 2007, we recorded $4.7 million (2006: $5.5 million), of expense in connection with the matching contributions under the 401(k) plan.

110 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

14	Goodwill and Other Intangible Assets

	Patents,
	Licences &	Acquired
	Other	IPR&D	Goodwill	Total
	$m	$m	$m	$m

Cost:
At 1 January 2006	929.7	341.7	45.2	1,316.6
Additions	4.8	22.0	—	26.8
Disposals	(4.0)	(2.9)	—	(6.9)
Write-off of fully-amortised assets	(34.8)	(3.9)	—	(38.7)

At 1 January 2007	895.7	356.9	45.2	1,297.8

Additions	6.0	1.0	—	7.0
Disposals	(0.3)	—	—	(0.3)

At 31 December 2007	901.4	357.9	45.2	1,304.5

Accumulated amortisation:
At 1 January 2006	(456.0)	(45.4)	—	(501.4)
Amortised in period	(127.3)	(26.5)	—	(153.8)
Disposals	0.4	—	—	0.4
Write-off of fully-amortised assets	34.8	3.9	—	38.7

At 1 January 2007	(548.1)	(68.0)	—	(616.1)

Amortised in period	(95.5)	(27.6)	—	(123.1)
Impairments	(76.9)	(194.0)	—	(270.9)

At 31 December 2007	(720.5)	(289.6)	—	(1,010.1)

Net book value: 31 December 2007	180.9	68.3	45.2	294.4
Net book value: 31 December 2006	347.6	288.9	45.2	681.7

At 31 December 2007, the components of the carrying value of patents, licences and acquired IPR&D, which have remaining useful lives between 1 and 14 years, were as follows:

	2007	2006
	$m	$m

Alzheimer’s disease	70.1	78.1
Prialt	57.8	283.7
Tysabri	36.9	40.9
Verelan	24.9	33.2
Maxipime and Azactam	—	135.7
Other intangible assets	59.5	64.9

Total other intangible assets	249.2	636.5

Except as discussed below, no other impairment indicators were triggered for our intangible assets.

In June 2007, we recorded an impairment charge of $76.2 million (comprised of $73.4 million relating to intangible assets and $2.8 million relating to other non-current assets), relating to the Maxipime and Azactam intangible assets. For additional information, refer to Note 5.

Elan Corporation, plc 2007 Annual Report 111

In December 2007, we recorded an impairment charge of $197.5 million relating to the Prialt intangible assets, which comprised of acquired in-process research and development (IPR&D) costs of $194.0 million and patents and licences of $3.5 million. For additional information, refer to Note 5.

The addition of $22.0 million in acquired IPR&D in 2006 relates to the collaboration agreements with Archemix Corp. (Archemix) and Transition Therapeutics, Inc. (Transition). In July 2006, we entered into a multi-year, multi-product alliance with Archemix focused on the discovery, development and commercialisation of aptamer therapeutics to treat autoimmune diseases. As a result, we paid Archemix an upfront licence fee payment of $7.0 million, which was capitalised as an acquired IPR&D cost. In addition, in September 2006, we entered into a collaboration agreement with Transition for the joint development and commercialisation of AZD-103, for the treatment of Alzheimer’s disease. We agreed to pay Transition a licence fee of $15.0 million, of which $7.5 million was paid to Transition in 2006, and the remaining balance was paid in 2007. The total licence fee of $15.0 million was capitalised as an acquired IPR&D cost.

At 31 December 2007, the goodwill balance of $45.2 million related to our NanoSystems business. The recoverable amount used in the goodwill impairment testing for the NanoSystems business is based on value in use calculations. The cash flow projections used are based on the most recent business plans reviewed and approved by management. These include management’s latest estimates on revenue growth and new business generation for the NanoSystems business and assume a constant rate of growth in operating expenses. The growth rate exceeds the average long-term growth rate of the industry as it is based on assumptions of significant new business generation for the NanoSystems business. A pre-tax discount rate of 10% has been used in discounting the projected cash flows. Management believes that any reasonably possible change in any of the key assumptions would not cause the carrying value of goodwill to exceed the recoverable amount.

We have acquired and have entered into collaboration agreements with companies engaged in R&D activities as we expected that the intellectual property created through those companies’ R&D processes may result in a future earnings stream. Acquired IPR&D represents that portion of the acquisition purchase price or collaboration licence fee that we attribute to the value of the R&D activity undertaken by those companies prior to the acquisition or collaboration, as applicable. It is not a payment for R&D but rather for the value created through previous R&D.

Acquired IPR&D is capitalised as an intangible asset and is amortised over its useful economic life. The useful economic life is the period over which we expect to derive economic benefits. The useful economic life of acquired IPR&D generally commences upon the generation of product revenue from that acquired IPR&D. Pharmaceutical products cannot be marketed until the successful completion of R&D and the receipt of regulatory approval to market. Amortisation of acquired IPR&D rights of $286.9 million (relating to Neurex/Prialt) did not commence until 2005, as the useful economic life of those rights had not begun until then. We received approval from the U.S. Food and Drug Administration (FDA) for Prialt in December 2004. Revenues from Prialt were earned beginning in the first quarter of 2005 and the amortisation of the intangible asset commenced in the first quarter of 2005.

The amortisation charge for total intangible assets is recognised in the following line items in the income statement:

	2007	2006
	$m	$m

Cost of sales	9.4	16.7
Selling, general and administrative expenses	101.9	127.2
Research and development expenses	11.8	9.9

Total	123.1	153.8

112 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

15	Property, Plant and Equipment

	Land &	Plant &
	Buildings	Equipment	Total
	$m	$m	$m

Cost:
At 1 January 2006	287.2	293.2	580.4
Additions	9.8	23.5	33.3
Disposals	(6.7)	(32.9)	(39.6)

At 1 January 2007	290.3	283.8	574.1

Additions	5.4	17.2	22.6
Disposals	(3.0)	(10.7)	(13.7)

At 31 December 2007	292.7	290.3	583.0
Accumulated depreciation:
At 1 January 2006	(60.9)	(174.9)	(235.8)
Charged in year	(9.8)	(25.0)	(34.8)
Disposals	4.2	34.3	38.5

At 1 January 2007	(66.5)	(165.6)	(232.1)

Charged in year	(9.4)	(23.8)	(33.2)
Disposals	1.5	9.7	11.2

At 31 December 2007	(74.4)	(179.7)	(254.1)

Net book value: 31 December 2007	218.3	110.6	328.9

Net book value: 31 December 2006	223.8	118.2	342.0

Property and equipment disposals during 2007 primarily relate to the consolidation of our U.S. West Coast locations, which resulted in the closure of the San Diego facility and the expansion of our operations in South San Francisco. The disposals during 2006 primarily relate to plant and equipment that were disposed as a result of the restructuring related to our R&D activities.

Included in the carrying value of property, plant and equipment is $229.1 million (2006: $238.1 million) relating to our manufacturing and fill-finish facilities in Athlone, Ireland. We have invested significant resources in our manufacturing facilities in Ireland to provide us with the capability to manufacture products from our product development pipeline. To the extent that we are not successful in developing these pipeline products or do not acquire products to be manufactured at our facilities, the carrying value of these facilities may become impaired. At 31 December 2007, our best estimates of the likely success of development and commercialisation of our pipeline products support the carrying value of our manufacturing facilities.

The net book value of property, plant and equipment held under finance leasing arrangements at 31 December 2007 amounted to $7.0 million (2006: $12.6 million), which is net of $66.0 million of accumulated depreciation (2006: $70.6 million). Depreciation expense for the period amounted to $3.0 million (2006: $4.5 million).

We have capital commitments for the purchase or construction of property, plant and equipment totalling $12.7 million (2006: $5.6 million). Included in property, plant and equipment are assets under construction of $9.8 million (2006: $9.8 million).

The depreciation charge for property, plant and equipment is recognised in the following line items in the income statement:

	2007	2006
	$m	$m

Cost of sales	20.0	22.5
Selling, general and administrative expenses	5.4	5.4
Research and development expenses	7.8	6.9

Total	33.2	34.8

Elan Corporation, plc 2007 Annual Report 113

16	Available-for-Sale Investments

Current available-for-sale investments include the following:

	2007	2006
	$m	$m

Debt securities—current	268.1	—
Quoted equity securities	8.8	11.2

Total	276.9	11.2

At 31 December 2007, all of Elan’s liquid investments were invested in bank deposits and funds. In December 2007, due to dislocations in the capital markets, one of these funds was closed. As a result, the total carrying value of our holding in the fund of $274.8 million (current: $268.1 million; non-current: $6.7 million) at 31 December 2007 no longer qualified as cash equivalents. The balance has been reclassified as current and non-current available-for-sale debt securities based on the expected liquidation of investments in the fund. Since 31 December 2007, Elan has reduced the amount invested in this fund to approximately $90 million and has moved approximately $185 million into bank deposits and U.S. treasury funds. In conjunction with the closure of the fund, an impairment charge of $3.8 million was incurred and has been included within total interest income for 2007. There were no equivalent charges in 2006.

At 31 December 2007 and 2006, quoted equity securities consisted of equity investments in small emerging pharmaceutical and biotechnology companies.

Non-current available-for-sale investments include the following:

	2007	2006
	$m	$m

Debt securities—non-current	13.0	—
Unquoted equity securities	13.2	12.1

Total	26.2	12.1

At 31 December 2007, non-current debt securities were comprised of the $6.7 million investment described above and a $6.3 million investment in auction rate securities.

At 31 December 2007 and 2006, unquoted equity securities were comprised of investments in small privately held biotechnology companies.

17	Other Assets

	2007	2006
	$m	$m

Other non-current assets:
Pension assets	12.4	10.7
Prepayment for supply arrangement	—	7.0
Other non-current assets	11.0	17.8

Total other non-current assets	23.4	35.5

The prepayment for supply arrangement related to a $20.0 million payment made in March 2004 in exchange for increased future supply commitments from the manufacturer of Maxipime. As a result of the generic competition to Maxipime, an impairment charge of $2.8 million was recorded in 2007. Amortisation expense for the year ended 31 December 2007 amounted to $4.2 million (2006: $5.4 million). For additional information, refer to Note 5.

114 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

	2007	2006
	$m	$m

Other current assets:
Prepayments	9.4	8.8
Arbitration award receivable	—	49.8
Fair value of derivatives	—	3.4
Other receivables	7.7	9.3

Total other current assets	17.1	71.3

In December 2006, we were awarded $49.8 million following the conclusion of binding arbitration proceedings that were initiated against King with respect to an agreement to reformulate Sonata. This award was recognised as a gain in 2006 and was received in January 2007.

18	Inventory

Our product inventory at 31 December consisted of the following:

	2007	2006
	$m	$m

Raw materials	8.9	5.4
Work-in-process	5.8	7.9
Finished goods	22.0	15.9

Total inventory	36.7	29.2

The replacement cost of inventory does not differ materially from its carrying value.

19	Accounts Receivable

Our accounts receivable at 31 December consisted of the following:

	2007	2006
	$m	$m

Accounts receivable	137.4	108.1
Less amounts provided for doubtful debts	—	(0.7)

Accounts receivable, net	137.4	107.4

Our provision for doubtful debts activity was as follows:

	2007	2006
	$m	$m

Provision for doubtful debts:
Balance at 1 January	(0.7)	(3.9)
Income statement charge	—	(0.7)
Amounts utilised	0.7	3.9

Balance at 31 December	—	(0.7)

The following customers account for more than 10% of our accounts receivable at 31 December 2007 and 2006:

	2007	2006

AmerisourceBergen	28%	39%
Fournier Pharma Corp.	25%	—

Elan Corporation, plc 2007 Annual Report 115

No other customer accounted for more than 10% of our accounts receivable balance at either 31 December 2007 or 2006.

20	Restricted Cash

We had total restricted cash (current and non-current) of $29.6 million at 31 December 2007 (2006: $23.2 million), which has been pledged to secure certain letters of credit.

21	Current and Long-term Debts

Our current and long-term debts are carried at amortised cost and consisted of the following at 31 December:

	Original	2007	2006
	Maturity	$m	$m

Current
Athena Notes (redeemed in full in January 2007)	2008	—	619.1

Long-term
7.75% Notes	2011	838.3	835.8
Floating Rate Notes due 2011	2011	295.9	295.0
8.875% Notes	2013	456.8	456.0
Floating Rate Notes due 2013	2013	147.4	147.0

Total long-term debts		1,738.4	1,733.8

Total current and long-term debts		1,738.4	2,352.9

Athena Notes

In February 2001, Athena Neurosciences Finance, LLC (Athena Finance), an indirect wholly-owned subsidiary, issued $650.0 million in aggregate principal amount of Athena Notes due February 2008 at a discount of $2.5 million. The Athena Notes were senior, unsecured obligations of Athena Finance and were fully and unconditionally guaranteed on a senior unsecured basis by Elan Corporation, plc and certain of our subsidiaries. Issuance costs associated with the financing amounted to $8.3 million. Interest was paid in cash semi-annually.

On 14 January 2002, we entered into an interest rate swap to convert our fixed rate interest obligations for $100.0 million of the Athena Notes to variable rate interest obligations. The swap had a fair value loss of $0.4 million at 31 December 2006. On 22 November 2004, we entered into two interest rate swaps to convert an additional $150.0 million and $50.0 million of this debt to variable rate interest obligations. These swaps had a fair value loss of $4.0 million at 31 December 2006. There were equivalent movements in the fair values of the related debt in each period, up to the issuance of the early redemption notice in December 2006, relating to the hedged risk. All swaps were cancelled in January 2007, as discussed further below.

Interest was paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2006, net of the effect of the interest rate swaps, amounted to $45.6 million.

In June 2005, we retired $36.8 million in aggregate principal amount of the Athena Notes, which was purchased for $33.3 million plus accrued interest of $0.6 million. As a result of the retirement, we recorded a net gain of $3.1 million, net of $0.2 million for the write-off of financing costs.

In December 2006, we issued an early redemption notice for the Athena Notes. In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed, plus a call premium of $13.4 million and accrued interest of $15.8 million, and the related $300.0 million in contract amount of interest rate swaps were cancelled. We incurred a total expense related to the redemption of $19.2 million, which was recognised using the effective interest method over the period from the issuance of the redemption notice to the redemption date. As a result, we recorded a net charge on debt retirement of $11.5 million in 2006, with the remaining charge of $7.7 million recorded in 2007, comprised of $5.9 million relating to the accretion of the call premium and $1.8 million of basis adjustment amortisation relating to the interest rate swaps.

7.75% Notes

In November 2004, we completed the offering and sale of $850.0 million in aggregate principal amount of 7.75% senior fixed rate notes (7.75% Notes) due 15 November 2011, issued by Elan Finance plc (Elan Finance). Elan Corporation, plc and certain of

116 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

our subsidiaries have guaranteed the 7.75% Notes. At any time prior to 15 November 2008, we may redeem the 7.75% Notes, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued but unpaid interest. We may redeem the 7.75% Notes, in whole or in part, beginning on 15 November 2008 at an initial redemption price of 103.875% of their principal amount, which decreases to par over time, plus accrued and unpaid interest.

Interest is paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2007 amounted to $68.4 million (2006: $68.8 million). At 31 December 2007, interest accrued was $8.2 million (2006: $8.2 million).

The outstanding principal amount of the 7.75% Notes was $850.0 million at 31 December 2007 (2006: $850.0 million), and has been recorded net of unamortised financing costs of $11.7 million (2006: $14.2 million).

Floating Rate Notes due 2011

In November 2004, we also completed the offering and sale of $300.0 million in aggregate principal amount of floating rate notes due 15 November 2011 (Floating Rate Notes due 2011), also issued by Elan Finance. The Floating Rate Notes due 2011 bear interest at a rate, adjusted quarterly, equal to the three-month London Interbank Offer Rate (LIBOR) plus 4.0%, except the first interest payment, which bore interest at a rate equal to six-month LIBOR plus 4.0%. Elan Corporation, plc, and certain of our subsidiaries have guaranteed the Floating Rate Notes due 2011. We may redeem the Floating Rate Notes due 2011, in whole or in part, at a redemption price of 101% of their principal amount, which decreases to par over time, plus accrued and unpaid interest.

Interest is paid in cash quarterly. Interest charged and finance costs amortised in the year ending 31 December 2007 amounted to $29.3 million (2006: $28.5 million). At 31 December 2007, interest accrued was $3.4 million (2006: $3.6 million).

The outstanding principal amount of the Floating Rate Notes due 2011 was $300.0 million at 31 December 2007 (2006: $300.0 million), and has been recorded net of unamortised financing costs of $4.1 million (2006: $5.0 million).

8.875% Notes

In November 2006, we completed the offering and sale of $465.0 million in aggregate principal amount of 8.875% senior fixed rate notes due 1 December 2013 (8.875% Notes) issued by Elan Finance. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 8.875% Notes. At any time prior to 1 December 2010, we may redeem the 8.875% Notes, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued but unpaid interest. We may redeem the 8.875% Notes, in whole or in part, beginning on 1 December 2010 at an initial redemption price of 104.438% of their principal amount, plus accrued and unpaid interest. In addition, at any time after 23 February 2008 and on or prior to 1 December 2009, we may redeem up to 35% of the 8.875% Notes using the proceeds of certain equity offerings at a redemption price of 108.875% of the principal, which decreases to par over time, plus accrued and unpaid interest. The proceeds from the offering, including the floating rate notes due 1 December 2013 (Floating Rate Notes due 2013) below, were used principally to redeem the Athena Notes in January 2007.

Interest is paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2007 amounted to $42.3 million (2006: $4.5 million). At 31 December 2007, interest accrued was $3.3 million (2006: $4.4 million).

The outstanding principal amount of the 8.875% Notes was $465.0 million at 31 December 2007 (2006: $465.0 million), and has been recorded net of unamortised financing costs of $8.2 million (2006: $9.0 million).

Floating Rate Notes due 2013

In November 2006, we also completed the offering and sale of $150.0 million in aggregate principal amount of Floating Rate Notes due 2013, also issued by Elan Finance. The Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to the three-month LIBOR plus 4.125%. Elan Corporation, plc, and certain of our subsidiaries have guaranteed the Floating Rate Notes due 2013.

At any time prior to 1 December 2008, we may redeem the Floating Rate Notes due 2013, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole redemption premium and accrued but unpaid interest. We may redeem the Floating Rate Notes due 2013, in whole or in part, beginning on 1 December 2008 at an initial redemption price of 102% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. In addition, at any time after 23 February 2008 and on or prior to 1 December 2008, we may redeem up to 35% of the Floating Rate Notes due 2013 using the proceeds of certain equity offerings at a redemption price of 100% of the principal amount plus a premium equal to the interest rate per annum on the Floating Rate Notes due 2013, plus accrued and unpaid interest thereon.

Elan Corporation, plc 2007 Annual Report 117

Interest is paid in cash quarterly. Interest charged and finance costs amortised in the year ending 31 December 2007 amounted to $14.8 million (2006: $1.6 million). At 31 December 2007, interest accrued was $1.1 million (2006: $1.5 million).

The outstanding principal amount of the Floating Rate Notes due 2013 was $150.0 million at 31 December 2007 (2006: $150.0 million), and has been recorded net of unamortised financing costs of $2.6 million (2006: $3.0 million).

For additional information related to interest expense on our debts, refer to Note 8.

Covenants

The agreements governing some of our outstanding long-term indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratios, however, they do restrict within certain limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into certain transactions with related parties;

•	Enter into certain types of investment transactions;

•	Engage in certain asset sales or sale and leaseback transactions;

•	Pay dividends or buy back our Ordinary Shares; and

•	Consolidate, merge with, or sell substantially all our assets to, another entity.

The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable and may result in a default under our other indebtedness subject to cross acceleration provisions.

Our debt covenants do not require us to maintain or adhere to any specific financial ratios. Consequently, the shareholders’ deficit of $388.4 million at 31 December 2007 has no impact on our ability to comply with our debt covenants.

22 Accrued and Other Liabilities

Our accrued and other liabilities at 31 December consisted of the following:

	2007	2006
	$m	$m

Non-current liabilities:
Deferred rent	25.5	24.3
Other liabilities	14.8	14.8

Non-current Liabilities	40.3	39.1

	2007	2006
	$m	$m

Current liabilities:
Payroll and related taxes	46.2	42.9
Accrued royalties payable	23.4	4.8
Sales and marketing accruals	23.3	23.3
Accrued interest	16.0	33.5
Clinical trial accruals	15.0	9.1
Restructuring accrual	10.6	6.8
Fair value of derivatives	0.6	4.4
Finance lease obligations—current	—	3.0
Other accruals	37.5	47.2

Current Liabilities	172.6	175.0

118 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

Restructuring Accrual

The following summarises activities related to the restructuring accrual:

			Other
	Facilities	Severance	costs	Total
	$m	$m	$m	$m

Balances at 1 January 2006	12.6	5.8	0.5	18.9
Restructuring and other charges—continuing operations	1.1	14.8	1.1	17.0
Reversal of prior year accrual	(9.4)	(0.1)	—	(9.5)
Cash payments	(3.7)	(14.3)	(0.5)	(18.5)
Non-cash charges	—	—	(1.1)	(1.1)

Balances at 31 December 2006	0.6	6.2	—	6.8

Restructuring and other charges—continuing operations	1.3	30.7	1.3	33.3
Reversal of prior year accrual	—	(0.9)	—	(0.9)
Cash payments	(0.8)	(24.8)	(0.1)	(25.7)
Non-cash charges	—	(1.7)	(1.2)	(2.9)

Balances at 31 December 2007	1.1	9.5	—	10.6

During 2007, we incurred severance, restructuring and other costs of $32.4 million (2006: $7.5 million) arising principally from restructuring activities. For additional information, refer to Note 5.

23 Provisions

We have recorded provisions for litigation and administrative proceedings of $1.7 million at 31 December 2007 (2006: $5.0 million). For additional information, refer to Note 30.

24 Share Capital

Authorised Share Capital	No. of Ordinary Shares

At 31 December 2007 and 2006:
Ordinary Shares (par value 5 Euro cent)	670,000,000
Executive Shares (par value 1.25 Euro)(Executive Shares)	1,000
“B” Executive Shares (par value 5 Euro cent)(“B” Executive Shares)	25,000

	At 31 December 2007			At 31 December 2006

		Percentage			Percentage
		of Total			of Total
Issued and Fully Paid Share Capital	Number	Share Capital	$000s	Number	Share Capital	$000s

Ordinary Shares	470,195,498	100%	27,412	466,619,156	100%	27,184
Executive Shares	1,000	—	2	1,000	—	2
“B” Executive Shares	21,375	—	2	21,375	—	2

The Executive Shares do not confer on the holders thereof the right to receive notice of, attend or vote at any meetings of Elan, or the right to be paid a dividend out of the profits of Elan, except for such dividends as the directors may from time to time determine.

The “B” Executive Shares confer on the holders thereof the same voting rights as are enjoyed by the holders of Ordinary Shares. The “B” Executive Shares do not confer on the holders thereof the right to be paid a dividend out of the profits of Elan except for such dividends as the directors may from time to time determine.

On 6 September 2007, the board of directors approved the cancellation of 850,947 Ordinary Shares that were previously held in treasury shares and, accordingly, all of the treasury shares were retired in 2007.

Elan Corporation, plc 2007 Annual Report 119

25 Retained Loss

Retained loss at 31 December consisted of the following:

	2007	2006
	$m	$m

Holding company	(4,210.7)	(4,341.6)
Subsidiary undertakings	(1,913.7)	(1,138.9)
Goodwill written-off	(574.3)	(574.3)

Retained loss	(6,698.7)	(6,054.8)

26 Financial Risk Management

We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to changes in foreign exchange rates and interest rates, as well as the creditworthiness of our counterparties.

We manage our market risk exposures through the use of derivative financial instruments, where appropriate. A derivative is a financial instrument or other contract whose value changes in response to a change in some underlying variable that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a later date. We do not enter into derivatives for trading or speculative purposes. All derivative contracts entered into are in liquid markets with credit-approved parties. The treasury function operates within strict terms of reference that have been approved by our board of directors.

a Fair values

Fair value is the amount at which a financial instrument could be exchanged in an arms-length transaction between informed and willing parties, other than in a forced or liquidation sale.

The carrying value and fair value of financial assets by category were as follows:

		Fair Value
	Available-	Through		Total
	for-	Income	Loans and	Carrying
	Sale	Statement	Receivables	Value	Fair Value
	$m	$m	$m	$m	$m

At 31 December 2007:
Cash and cash equivalents	—	—	423.5	423.5	423.5
Restricted cash	—	—	29.6	29.6	29.6
Available-for-sale investments	303.1	—	—	303.1	303.1
Accounts receivable	—	—	137.4	137.4	137.4
Other receivables and non-current assets(1)	—	—	14.9	14.9	14.9

Total financial assets at 31 December 2007	303.1	—	605.4	908.5	908.5

At 31 December 2006:
Cash and cash equivalents	1,115.8	—	394.8	1,510.6	1,510.6
Restricted cash	—	—	23.2	23.2	23.2
Available-for-sale investments	23.3	—	—	23.3	23.3
Accounts receivable	—	—	107.4	107.4	107.4
Arbitration award receivable	—	—	49.8	49.8	49.8
Derivative financial instruments	—	3.4	—	3.4	3.4
Other receivables and non-current assets(1)	—	—	23.9	23.9	23.9

Total financial assets at 31 December 2006	1,139.1	3.4	599.1	1,741.6	1,741.6

(1)	Excludes maintenance spare parts of $3.8 million in 2007 (2006: $3.2 million).

120 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

The carrying value and fair value of our financial liabilities by category were as follows:

		Fair Value
		Through	Total
	Amortised	Income	Carrying	Total
	Cost	Statement	Value	Fair Value
	$m	$m	$m	$m

At 31 December 2007:
7.75% Notes	838.3	—	838.3	795.8
Floating Rate Notes due 2011	295.9	—	295.9	284.3
8.875% Notes	456.8	—	456.8	456.3
Floating Rate Notes due 2013	147.4	—	147.4	144.2
Accounts payable	27.3	—	27.3	27.3
Derivative financial instruments	—	0.6	0.6	0.6
Accrued and other financial liabilities(2)	177.0	—	177.0	177.0

Total financial liabilities at 31 December 2007	1,942.7	0.6	1,943.3	1,885.5

At 31 December 2006:
7.75% Notes	835.8	—	835.8	838.3
Floating Rate Notes due 2011	295.0	—	295.0	297.8
8.875% Notes	456.0	—	456.0	465.0
Floating Rate Notes due 2013	147.0	—	147.0	148.9
Athena Notes(1)	619.1	—	619.1	625.5
Accounts payable	46.1	—	46.1	46.1
Derivative financial instruments	—	4.4	4.4	4.4
Finance lease obligations	3.0	—	3.0	3.0
Accrued and other financial liabilities(2)	172.2	—	172.2	172.2

Total financial liabilities at 31 December 2006	2,574.2	4.4	2,578.6	2,601.2

(1)	Redeemed in full in January 2007.

(2)	Excludes deferred rent of $25.5 million (2006: $24.3 million) and other non-financial liabilities of $9.8 million (2006: $10.2 million).

b Interest Rate Risk

Interest Rate Risk on Financial Liabilities

Our long-term debt is primarily at fixed rates, except for the $300.0 million of Floating Rate Notes due 2011 and $150.0 million of Floating Rate Notes due 2013 issued in November 2004 and 2006, respectively. Interest rate changes affect the amount of interest on our variable rate debts.

The following table summarises the market risks associated with the maturity of interest-bearing financial liabilities outstanding at 31 December 2007:

	2008	2009	2010	2011	2012	Thereafter	Total
	$m	$m	$m	$m	$m	$m	$m

Fixed rate debts(1)	—	—	—	850.0	—	465.0	1,315.0
Average interest rate	—	—	—	7.75%	—	8.875%	8.15%
Variable rate debts(2)(3)	—	—	—	300.0	—	150.0	450.0
Average interest rate	—	—	—	9.48%	—	9.67%	9.54%
Other financial liabilities	0.6	—	—	—	—	6.6	7.2
Average interest rate	—	—	—	—	—	—	—

Total financial liabilities	0.6	—	—	1,150.0	—	621.6	1,772.2
Average interest rate	—	—	—	8.20%	—	8.97%	8.47%

(1)	Represents 74.5% of all outstanding debts.

(2)	Represents 25.5% of all outstanding debts.

(3)	Variable interest rates are based on average LIBOR rates in 2007.

Elan Corporation, plc 2007 Annual Report 121

The following table summarises the market risks associated with the maturity of interest-bearing financial liabilities outstanding at 31 December 2006:

	2007	2008	2009	2010	2011	Thereafter	Total
	$m	$m	$m	$m	$m	$m	$m

Fixed rate debts(1)	—	613.2(2)	—	—	850.0	465.0	1,928.2
Average interest rate	—	7.25%	—	—	7.75%	8.875%	7.87%
Variable rate debts(2)(3)	—	—	—	—	300.0	150.0	450.0
Average interest rate	—	—	—	—	9.17%	9.50%	9.29%
Finance leases	2.9	—	—	—	—	—	2.9
Average interest rate	5.6%	—	—	—	—	—	5.6%
Other financial liabilities	0.6	—	—	—	—	5.3	5.9
Average interest rate	—	—	—	—	—	—	—

Total financial liabilities	3.5	613.2	—	—	1,150.0	620.3	2,387.0
Average interest rate	5.6%	7.25%	—	—	8.13%	8.95%	8.13%

(1) Represents 81.1% of all outstanding debts.

(2) Redeemed in full in January 2007.

(3) Represents 18.9% of all outstanding debts.

(4) Variable interest rates are based on average LIBOR rates in 2006.

We held three interest rate swap derivatives associated with our fixed-rate debt at 31 December 2006:

	2007	2008		2009	2010	2011	Thereafter	Total
	$m	$m		$m	$m	$m	$m	$m

Interest Rate Swaps:
Fixed to Variable	—	300.0	(1)	—	—	—	—	300.0
Average pay rate	—	8.57%		—	—	—	—	8.57%
Net receive rate	—	7.25%		—	—	—	—	7.25%

(1)	All of the above interest rate swaps were cancelled in January 2007 in connection with the redemption of the Athena Notes. Refer to Note 21 for additional information.

Interest Rate Risk on Investments

Our liquid funds are invested primarily in U.S. dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate changes affect the returns on our investment funds. Our exposure to interest rate risk on liquid funds is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, we can more readily monitor and hedge these risks. Duration analysis recognises the time value of money and in particular, prevailing interest rates by discounting future cash flows.

The interest rate risk profile of our investments at 31 December 2007 was as follows:

	Fixed	Floating	No Interest	Total
	$m	$m	$m	$m

Cash and cash equivalents	—	423.5	—	423.5
Restricted cash (current)	—	20.1	—	20.1
Restricted cash (non-current)	—	9.5	—	9.5
Available-for-sale investments (current)	—	268.1	8.8	276.9
Available-for-sale investments (non-current)	—	13.0	13.2	26.2

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, LIBOR or bank rates dependent on principal amounts on deposit.

A 10% increase in market rates of interest would have increased the net loss by $0.6 million in 2007 (2006:$1.3 million). A 10% decrease in market rates of interest would have had the equal but opposite effect on the net loss in 2007 and 2006.

122 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

c Credit Risk

Our treasury function transacts business with counterparties that are considered to be low investment risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. We only enter into contracts with parties that have at least an investment grade credit rating. The counterparties to these contracts are major financial institutions. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet, as shown in the table in Note 26a to the Consolidated Financial Statements. We believe that the risk of any net loss from counterparty credit risk is considered to be low.

For customers, we have a credit policy in place which involves credit evaluation and ongoing account monitoring.

We do not currently transact significant business in countries that are subject to major political and economic uncertainty. As a result, we are not materially exposed to any sovereign risk or payment difficulties.

At the balance sheet date, we have a significant concentration of credit risk given that our main customers, Amerisource Bergen and Fournier Pharma Corp. account for 53% of our accounts receivable balance at 31 December 2007. However, we do not believe our credit risk in relation to these two customers is significant, as they each have an investment grade credit rating. No other customer accounted for more than 10% of our accounts receivable balance at either 31 December 2007 or 2006.

The maximum exposure to credit risk for accounts receivable at 31 December by geographic region was as follows:

	2007	2006

United States	86.1	77.5
Ireland	35.5	16.5
Rest of world	15.8	13.4

Total	137.4	107.4

At 31 December 2007, $23.8 million (2006: $14.5 million) of our total accounts receivable balance was past due but not impaired. The majority of the balance at 31 December 2007 was received in January 2008. At 31 December 2007, we had provisions for doubtful debts of $Nil (2006: $0.7 million).

d Foreign currency risk

We are a multinational business operating in a number of countries and the U.S. dollar is the primary currency in which we conduct business. The U.S. dollar is used for planning and budgetary purposes and as the presentation currency for financial reporting. We do, however, have revenues, costs, assets and liabilities denominated in currencies other than U.S. dollars. Consequently, we enter into derivative financial instruments to manage our non-U.S. dollar foreign exchange risk. We use derivative financial instruments primarily to reduce exposures to market fluctuations in foreign exchange rates. We do not enter into derivative financial instruments for trading or speculative purposes. All derivative contracts entered into are in liquid markets with credit-approved parties. The treasury function operates within strict terms of reference that have been approved by our board of directors.

The U.S. dollar is the base currency against which all identified transactional foreign exchange exposures are managed and hedged. The principal risks to which we are exposed are movements in the exchange rates of the U.S. dollar against the Euro and Sterling. The main exposures are net costs in Euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets.

We had entered into a number of Euro forward foreign exchange contracts at various rates of exchange that required us to sell U.S. dollars for Euro on various dates. The forward contracts expired on various dates throughout 2007. There were no forward contracts outstanding at 31 December 2007.

Elan Corporation, plc 2007 Annual Report 123

The table below shows our currency exposure.  Such exposure comprises the monetary assets and monetary liabilities that are not denominated in the functional currency of the operating unit involved. At 31 December, these exposures were as follows:

Net Foreign Currency	Functional Currency of Group Operation

	At 31 December	At 31 December
	2007	2006
Monetary Assets/(Liabilities)	$m	$m

Sterling	4.8	0.8
Euro	(4.6)	(5.7)
Yen	2.4	2.4

Total	2.6	(2.5)

The amounts shown in the table above take into account the effect of forward contracts entered into to manage these currency exposures.

A 10% strengthening of the U.S. dollar against the following currencies at 31 December would have increased/(decreased) equity and net loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	At 31 December		At 31 December
	2007		2006

	Equity	Net Loss	Equity	Net Loss
	$m	$m	$m	$m

Sterling	1.5	0.5	3.7	0.1
Euro	—	(0.5)	—	(0.6)
Yen	0.1	0.2	0.1	0.2

A 10% weakening of the U.S. dollar against the above currencies would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

e Equity Price Risk

We are exposed to equity price risks primarily on our available-for-sale investments, which include quoted investments carried at a fair value of $8.8 million (2006: $11.2 million). These investments are primarily in small emerging pharmaceutical and biotechnology companies. A decrease of 10% in equity prices would result in a decrease of $0.9 million in the fair value of our available-for-sale quoted investments. The decrease would be recognised directly in equity unless it has been determined to be an impairment, in which case, it would be recognised in the income statement. An increase of 10% in equity prices would result in an increase of $0.9 million in the fair value of our available-for-sale quoted investments. The increase would be recognised directly in equity.

f Liquidity and Capital

Elan is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. We are focused on creating shareholder value through innovative science.

We define liquid resources as the total of our cash and cash equivalents, current restricted cash and current investment securities.

Our objectives when managing our liquid resources are:

•	To maintain adequate liquid resources to fund our ongoing operations and safeguard our ability to continue as a going concern, so that we can continue to provide benefits to patients and create value for investors;

•	To have available the necessary financial resources to allow us to invest in areas that may deliver future benefits for patients and create value for shareholders; and

•	To maintain sufficient financial resources to mitigate against risks and unforeseen events.

124 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

Liquid and capital resources are monitored on the basis of the total amount of such resources available and our anticipated requirements for the foreseeable future. Our liquid resources and shareholders’ equity/(deficit) at 31 December were as follows:

	2007	2006	Increase/
	$m	$m	(decrease)

Cash and cash equivalents	423.5	1,510.6	(72)%
Restricted cash—current	20.1	23.2	(13)%
Available-for-sale investments—current	276.9	11.2	2,372%

Total liquid resources	720.5	1,545.0	(53)%
Shareholders’ equity/(deficit)	(388.4)	204.8	(290)%

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Our primary source of funds at 31 December 2007 consisted of cash and cash equivalents of $423.5 million, which excludes current restricted cash of $20.1 million and current available-for-sale investments of $276.9 million.

At 31 December 2007, all of Elan’s liquid investments were invested in bank deposits and funds. In December 2007, due to dislocations in the capital markets, one of these funds was closed. As a result, the amount invested in this fund on the closure date of $305.9 million (31 December 2007: $274.8 million) no longer qualified as cash and cash equivalents and was reclassified as an investment. Since 31 December 2007, Elan has reduced the amount invested in this fund to approximately $90 million and has moved approximately $185 million into bank deposits and U.S. treasury funds.

At 31 December 2007, our shareholders’ deficit was $388.4 million, compared to shareholders’ equity of $204.8 million at 31 December 2006. The decrease is due primarily to the net loss incurred during the year. Our debt covenants do not require us to maintain or adhere to any specific financial ratios. Consequently, the shareholders’ deficit has no impact on our ability to comply with our debt covenants. Our recorded shareholders’ equity/(deficit) is substantially lower than our market capitalisation, in particular because the carrying values of our intangible assets do not fully reflect the value created through our R&D activities.

We believe that we have sufficient current cash, liquid resources, realisable assets and investments to meet our liquidity requirements for at least the next 12 months. Longer-term liquidity requirements and debt repayments will need to be met out of available cash resources, future operating cash flows, financial and other asset realisations and future financing. However, events, including a material deterioration in our operating performance as a result of our inability to sell significant amounts of Tysabri, material adverse legal judgements, fines, penalties or settlements arising from litigation or governmental investigations, failure to successfully develop and receive marketing approval for products under development or the occurrence of other circumstances or events described under “Risk Factors” on pages 144 to 151, could materially adversely affect our ability to meet our longer-term liquidity requirements.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec for the development of Tysabri and Wyeth for Alzheimer’s disease. We expect to commit significant cash resources to the development and commercialisation of products in our development pipeline.

We continually evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. We may raise additional capital, restructure or refinance outstanding debt, repurchase material amounts of outstanding debt (including the 7.75% Notes, the Floating Rate Notes due 2011, the 8.875% Notes and the Floating Rate Notes due 2013), consider the sale of interests in subsidiaries, investment securities or other assets or the rationalisation of products, or take a combination of such steps or other steps to increase or manage our liquidity and capital resources. Any such actions or steps, including any repurchase of outstanding debt, could be material. In the normal course of business, we may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, we may consider using available cash or raising additional capital, including the issuance of additional debt.

Elan Corporation, plc 2007 Annual Report 125

The maturity of the contractual undiscounted cash flows (including estimated future interest payments on debt) of our financial liabilities were as follows:

	Total	Total
	Carrying	Contractual	Less than			More than
	Value	Cash Flows	1 Year	1-3 Years	3-5 Years	5 Years
	$m	$m	$m	$m	$m	$m

At 31 December 2007:
7.75% Notes	838.3	1,105.5	65.9	131.8	907.8	—
Floating Rate Notes due 2011(1)	295.9	404.4	26.9	53.9	323.6	—
8.875% Notes	456.8	709.6	41.3	82.5	82.5	503.3
Floating Rate Notes due 2013(2)	147.4	231.0	13.7	27.3	27.3	162.7
Accounts payable	27.3	27.3	27.3	—	—	—
Derivative financial instruments	0.6	0.6	0.6	—	—	—
Accrued and other financial liabilities(3)	177.0	177.0	169.4	—	7.6	—

Total at 31 December 2007	1,943.3	2,655.4	345.1	295.5	1,348.8	666.0

At 31 December 2006:
7.75% Notes	835.8	1,171.4	65.9	131.8	973.7	—
Floating Rate Notes due 2011(1)	295.0	437.0	28.1	56.2	352.7	—
8.875% Notes	456.0	750.9	41.3	82.5	82.5	544.6
Floating Rate Notes due 2013(2)	147.0	248.5	14.2	28.5	28.5	177.3
Athena Notes(4)	619.1	614.8	614.8	—	—	—
Accounts payable	46.1	46.1	46.1	—	—	—
Derivative financial instruments	4.4	4.4	4.4	—	—	—
Finance lease obligations	3.0	3.0	3.0	—	—	—
Accrued and other financial liabilities(3)	172.2	172.2	165.9	—	6.3	—

Total at 31 December 2006	2,578.6	3,448.3	983.7	299.0	1,443.7	721.9

(1)	The Floating Rate Notes due 2011 bear interest at a rate, adjusted quarterly, equal to three-month LIBOR plus 4.0%. To calculate our estimated future interest payments at 31 December 2007 and 2006, we used the LIBOR at each year-end date.

(2)	The Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to three-month LIBOR plus 4.125%. To calculate our estimated future interest payments at 31 December 2007 and 2006, we used the LIBOR at each year-end date.

(3)	Excludes deferred rent of $25.5 million (2006: $24.3 million) and other non-financial liabilities of $9.8 million (2006: $10.2 million).

(4)	Redeemed in full in January 2007.

27 Leases

Operating Leases

We lease certain of our facilities under non-cancellable operating lease agreements that expire at various dates through 2024. The major components of our operating leases are as described below.

In August 1998, we entered into an agreement for the lease of four buildings located in South San Francisco, California. These buildings are utilised for R&D, administration and other corporate functions. The lease period expires in December 2012. Thereafter, we have an option to renew for two additional five-year periods.

In August 1996 and August 2000, we entered into lease agreements for our R&D facility located in King of Prussia, Pennsylvania. During 2006, the lease agreements were extended, with expiration dates of May 2009 and April 2011, respectively. The lease agreement that expires in May 2009 includes an option to renew for an additional three-year period.

In January 2004, we entered into a lease agreement for our sales and administrative facility at Lusk Campus, San Diego, California. In January 2006, we extended the lease on part of this campus through January 2012. The lease on the remaining part of the facility expired in January 2007 and was not renewed. In November 2007, we terminated our Lusk Campus lease as part of the consolidation of our U.S. West Coast locations. We received a lease termination payment of $0.9 million, which was recorded net of other net charges.

In September 2004, we entered into a lease agreement for our new corporate headquarters located in the Treasury Building, Dublin, Ireland. This lease expires in July 2014, with an option to renew for two additional 10-year periods. The agreement provides us with an option to cancel five years from the commencement date. The cancellation will require a nine-month written notice and will include a penalty equal to six months of rental payments.

126 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

In June 2007, we entered into a lease agreement for a building in South San Francisco, California. The building is under construction and will be utilised for R&D, sales and administrative functions. We expect the lease term to commence in the first quarter of 2009. The lease term is 15 years, with an option to renew for one additional five-year period. The agreement provides us with the option to cancel 10 years from the commencement date. The cancellation will require a one-year written notice and will include a penalty equal to nine months of rental payments and any unamortised landlord costs for tenant improvements. At 31 December 2007, we estimate the total rental payments and leasehold improvement incentives to be $100.8 million and $7.2 million, respectively. The rental payments and leasehold improvement incentives will be finalised upon completion of the building.

In July 2007, we entered into a lease agreement for a portion of a building in South San Francisco, California. The leased space is for our sales and administrative functions. The lease period expires in August 2009. Thereafter, we have an option to renew for two additional one-year periods.

In December 2007, we entered into a lease agreement for a building in South San Francisco, California. The building is under construction and will be utilised for R&D, sales and administrative functions. We expect the lease term to commence in the first quarter of 2010. The lease term is 15 years, with an option to renew for one additional five-year period. The agreement provides us with the option to cancel 10 years from the commencement date. The cancellation will require a one-year written notice and will include a penalty equal to nine months of rental payments and any unamortised landlord costs for tenant improvements. At 31 December 2007, we estimate the total rental payments and leasehold improvement incentives to be $81.0 million and $5.6 million, respectively. The rental payments and leasehold improvement incentives will be finalised upon completion of the building.

In addition, we also have various operating leases for equipment and vehicles, with lease terms that range from three to five years.

We recorded an expense under operating leases for premises and plant and equipment of $22.7 million in 2007 (2006: $23.2 million), net of sublease income of $Nil in 2007 (2006: $Nil). As of 31 December, our future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows:

	2007		2006
	$m		$m

Less than one year	17.1		18.8
Between one and five years	99.6	(1)	78.4
More than five years	159.1		30.3

Total	275.8		127.5

(1)	Net of estimated incentives for tenant improvements of $10.0 million and $2.8 million in 2009 and 2010, respectively.

Finance Leases

At 31 December 2007, our obligations under finance leases were $Nil (2006: $2.9 million). The net book value of property, plant and equipment held under finance leasing arrangements at 31 December 2007 amounted to $7.0 million (2006: $12.6 million), which includes $66.0 million of accumulated depreciation (2006: $70.6 million). Depreciation expense for the period amounted to $3.0 million (2006: $4.5 million).

In prior years, we disposed of plant and equipment and subsequently leased them back and also entered into an arrangement with a third party bank, the substance of which allows us a legal right to require a net settlement of our obligations under the leases. The cash and borrowings relating to the previous sale and leaseback transactions have been offset in the Consolidated Financial Statements in the amount of $37.6 million at 31 December 2007 (2006: $36.2 million).

28	Commitments and Contingencies

The following capital commitments for the purchase of property, plant and equipment had been authorised by the directors at 31 December:

	2007	2006
	$m	$m

Contracted for	12.7	5.6
Not-contracted for	1.8	7.3

Total	14.5	12.9

At 31 December 2007, we had commitments to invest $1.8 million (2006: $2.4 million) in healthcare managed funds.

Elan Corporation, plc 2007 Annual Report 127

29	Development and Marketing Collaboration Agreement with Biogen Idec

In August 2000, we entered into a development and marketing collaboration agreement with Biogen Idec, successor to Biogen, Inc., to collaborate in the development and commercialisation of Tysabri for multiple sclerosis and Crohn’s disease, with Biogen Idec acting as the lead party for MS and Elan acting as the lead party for CD.

In November 2004, Tysabri received regulatory approval in the United States for the treatment of relapsing forms of MS. In February 2005, Elan and Biogen Idec voluntarily suspended the commercialisation and dosing in clinical trials of Tysabri. This decision was based on reports of two serious adverse events, one of which was fatal, in patients treated with Tysabri in combination with Avonex® in clinical trials. These events involved two cases of progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal, demyelinating disease of the central nervous system. Both patients received more than two years of Tysabri therapy in combination with Avonex. In March 2005, the companies announced that their ongoing safety evaluation of Tysabri led to a previously diagnosed case of malignant astrocytoma being reassessed as PML, in a patient in an open label CD clinical trial. The patient had received eight doses of Tysabri over an 18-month period. The patient died in December 2003.

A comprehensive safety evaluation of more than 3,000 Tysabri patients was performed in collaboration with leading experts in PML and neurology. The results of the safety evaluation yielded no new confirmed cases of PML beyond the three previously reported.

In September 2005, Elan and Biogen Idec submitted to the FDA a supplemental Biologics License Application (sBLA) for Tysabri, which the FDA subsequently designated for Priority Review. On 7-8 March 2006, the Peripheral Central Nervous System Drug Advisory Committee reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS.

In June 2006, the FDA approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the European Union commenced in July 2006. Global in-market net sales of Tysabri in 2007 were $342.9 million (2006: $38.1 million), consisting of $217.4 million (2006: $28.2 million) in the U.S. market and $125.5 million (2006: $9.9 million) in the ROW.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price, which includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales.

Our collaboration with Biogen Idec for Tysabri is a jointly-controlled operation in accordance with IAS 31. A jointly-controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we record our share of the collaboration operating loss within operating expenses. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, in addition to recording our directly-incurred expenses within operating expenses, we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses related to these sales.

Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration and certain unique risks are retained by each party.

At 31 December 2007, we owed Biogen Idec $25.0 million (2006: $42.9 million).

Under our collaboration agreement with Biogen Idec, if global in-market net sales of Tysabri are, on average, for four calendar quarters, in excess of $125 million per calendar quarter, then we may elect to make a milestone payment to Biogen Idec of $75 million in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $700 million. Additionally, if we have made this first milestone payment, then we may elect to pay a further $50 million milestone to Biogen Idec if global in-market net sales of Tysabri are, on average, for four calendar quarters, in excess of $200 million per calendar quarter, in order to maintain our percentage share of Tysabri at approximately 50% for

128 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

annual global in-market net sales of Tysabri that are in excess of $1.1 billion. Should we elect not to make the first milestone payment of $75 million, then our percentage share of Tysabri will be reduced to approximately 35% for annual global in-market net sales of Tysabri exceeding $700 million. If we elect to make the first milestone payment, but not the second milestone payment, then our percentage share of Tysabri will be reduced to approximately 35% for annual global in-market net sales of Tysabri exceeding $1.1 billion. For additional information relating to Tysabri, refer to Note 3.

30	Litigation

We are involved in legal and administrative proceedings that could have a material adverse effect on our consolidated results of operations or financial position.

Securities and Tysabri matters

Commencing in January 1999, several class actions were filed in the U.S. District Court for the Southern District of California against Dura Pharmaceuticals, Inc. (Dura or defendant), one of our subsidiaries, and various then current or former officers of Dura. The actions, which allege violations of the U.S. federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. We expect that discovery and other pre-trial litigation matters will proceed throughout 2008 and we intend to vigorously defend against the claims asserted by the plaintiffs.

We and some of our officers and directors have been named as defendants in putative class actions originally filed in the U.S. District Courts for the District of Massachusetts (on 4 March 2005 and 14 March 2005) and the Southern District of New York (on 15 March 2005 and 23 March 2005). On 4 August 2005, the U.S. District Court for the Southern District of New York issued an order consolidating the New York actions. The cases originally filed in Massachusetts were subsequently transferred to the Southern District of New York on or about 29 August 2005. Accordingly, all of these matters are now consolidated and pending before the federal district court in New York. The plaintiffs’ amended, consolidated class action complaint alleges claims under the U.S. federal securities laws and state laws and seeks damages on behalf of a class of shareholders who purchased our stock prior to the announcement of the voluntary suspension of Tysabri on 28 February 2005. The complaint alleges that we caused the release of materially false or misleading information regarding Tysabri. The complaint alleges that class members were damaged when our share price fell after we and Biogen Idec announced the voluntary suspension of the commercialisation and dosing of Tysabri in response to reports of serious adverse events involving clinical trial patients treated with Tysabri. The complaint seeks damages, reimbursement of costs and other relief that the courts may deem just and proper. On 20 April 2007, we filed a motion to dismiss in response to plaintiffs’ amended, consolidated complaint. Plaintiffs filed opposition papers on 20 July 2007, and we subsequently filed reply papers in support of our dismissal motion. On 27 March 2008, the Court granted our motion to dismiss the plaintiffs’ complaint in its entirety, finding that the plaintiffs failed to plead adequately the key elements of securities law violations. The Court further noted that the plaintiffs may seek the Court’s approval to amend their complaint. Should the plaintiffs be permitted to amend their complaint or, in the alternative, appeal the dismissal of their cases, we intend to continue to vigorously defend these actions.

In March 2005, we received a letter from the SEC stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the 28 February 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry but have not received any additional requests for information or interviews relating to the inquiry.

Antitrust matters

In March 2001, Andrx Corporation (Andrx) filed a complaint in the U.S. District Court for the Southern District of Florida alleging that we engaged in anti-competitive activities in an effort to prevent or delay the entry of a generic alternative to Naprelan (naproxen sodium controlled-release) tablets. We filed a motion to dismiss the complaint and for judgement on the pleadings. In April 2003, the court granted our motion and dismissed Andrx’s complaint with prejudice and without leave to amend. Andrx subsequently appealed this decision. On 29 August 2005, the appellate court upheld the lower court’s ruling, in part, but remanded the matter to the district court to address certain issues. This matter remains pending.

Indirect purchasers of Naprelan have filed three putative class actions in the U.S. District Court for the Eastern District of Pennsylvania against Elan and Skye Pharma, Inc. In September 2002, the cases were consolidated and in October 2002, a consolidated amended class action complaint was filed. The consolidated complaint alleges that we violated the antitrust laws by engaging in sham patent litigation and entering into an unlawful settlement agreement in an effort to prevent or delay the entry of a generic alternative to Naprelan. The damages claimed are unspecified. Other than preliminary document production, the

Elan Corporation, plc 2007 Annual Report 129

litigation has been stayed and the case placed on the court’s suspense docket pending the outcome of further proceedings in pending related patent infringement litigation between Elan and Andrx.

In 2002 and 2003, 10 actions were filed in the U.S. District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) violated federal and state antitrust laws based on a licensing arrangement between Elan and Biovail Corporation relating to Nifedipine. The complaints seek various forms of remedy, including damages and injunctive relief. The actions have been brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On 29 May 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the U.S. District Court for the District of Columbia. On 1 September 2004, the Court issued a Memorandum Opinion and Order granting in part and denying in part the defendants’ motions to dismiss. The Court held that none of the claims for injunctive relief had any basis and, accordingly, the Court lacked jurisdiction over the indirect purchaser federal and state claims. Consequently, the Court granted the motion as it related to the putative class of indirect purchasers and dismissed that consolidated class complaint without prejudice. The Court also dismissed the claims for injunctive relief of the purported direct purchaser plaintiffs. The Court declined to dismiss the damage claims of the purported direct purchaser plaintiffs, ruling that it would be premature to do so without allowing discovery given the Court’s obligation to accept as true all allegations when tested on a motion to dismiss. The parties in the litigation are in the process of completing discovery.

Counsel for the putative indirect purchaser class commenced an action asserting the same or similar claims under California state law in California state court. The parties agreed to the settlement of the California action and executed a settlement agreement to that effect. The parties’ settlement received final court approval in December 2007.

In June 2001, we received a letter from the U.S. Federal Trade Commission (FTC) stating that the FTC was conducting a non-public investigation to determine whether Brightstone Pharma, Inc. (Brightstone), Elan or others may have engaged in an effort to restrain trade by entering into an agreement that may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan. In October 2001, our counsel met informally with FTC staff to discuss the matter. No further communication from the FTC was received until December 2002, when we were served with a subpoena from the FTC for the production of documents related to Naprelan. We provided documents and witness testimony in response to the subpoena and continue to cooperate with the FTC relating to this investigation.

Other matters

In January 2006, our subsidiary, Elan Pharmaceuticals, Inc. (EPI) received a letter and subpoena from the U.S. Department of Justice and the U.S. Department of Health and Human Services asking for documents and materials primarily related to marketing practices concerning our former Zonegran product. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai. We are cooperating with the government in its investigation. The resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan. In April 2006, Eisai delivered to Elan a notice making a contractual claim for indemnification in connection with a similar subpoena received by Eisai.

31	Related Parties

We have a related party relationship with our subsidiaries (see Note 34), directors and executive officers. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

Transactions with Directors and Executive Officers

The total compensation of our key management personnel, defined as our current and former directors and executive officers was as follows (including severance payments):

	2007	2006
	$m	$m

Short-term employee benefits	13.0	7.8
Post-employment benefits	0.2	0.2
Share-based compensation	13.0	12.2

Total	26.2	20.2

130 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

Except as set out below, there are no service contracts in existence between any of the directors and Elan:

Mr. Martin

On 7 January 2003, we and EPI entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and chief executive officer effective 3 February 2003.

Effective 7 December 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our president and chief executive officer with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance-based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual instalments (the 2005 Options).

The agreement continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus and his 2005 options will vest and be exercisable for the following two years (three, in the event of a change in control).

In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or until Mr. Martin obtains other employment, continue to participate in our health and medical plans or we shall pay him a lump sum equal to the present value of the cost of such coverage and we shall pay Mr. Martin a lump sum of $50,000 to cover other costs and expenses. Mr. Martin will also be entitled to career transition assistance and the use of an office and the services of a full-time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).

In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the IRC, or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.

The agreement also obligates us to indemnify Mr. Martin if he is sued or threatened with suit as the result of serving as our officer or director. We will be obligated to pay Mr. Martin’s attorney’s fees if he has to bring an action to enforce any of his rights under the employment agreement.

Mr. Martin is eligible to participate in the retirement, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

No other executive director has an employment contract extending beyond 12 months.

Dr. Ekman

On 9 August 2007, we announced that Dr. Lars Ekman would, with effect from 31 December 2007, transition from his operational role as president of research and development and that Dr. Ekman would continue as a member of the board of directors of Elan.

Under the agreement reached with Dr. Ekman, we agreed by reference to Dr. Ekman’s contractual entitlements and in accordance with our severance plan to (a) make a lump-sum payment of $2,500,000; (b) make milestone payments to Dr. Ekman, subject to a maximum amount of $1,000,000, if we achieve certain milestones in respect of our Alzheimer’s disease programme; (c) accelerate the vesting of, and grant a two-year exercise period, in respect of certain of his equity awards, with a cash payment being made in respect of one grant of RSUs (which did not permit accelerated vesting); and (d) continue to make annual pension payments in the amount of $60,000 per annum, provide the cost of continued health coverage and provide career transition services to Dr. Ekman for a period of up to two years. A total severance charge of $3.6 million was expensed in 2007 for Dr. Ekman, excluding potential future success milestone payments related to our Alzheimer’s disease programme.

Dr. Selkoe

On 1 July 2006, EPI entered into a consultancy agreement with Dr. Dennis Selkoe whereby Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We will pay Dr. Selkoe a fee of $12,500 per quarter. The agreement is effective for three years unless terminated by either party upon 30 days written notice and supersedes all prior consulting agreements between Dr. Selkoe and Elan. Prior thereto, Dr. Selkoe was party to

Elan Corporation, plc 2007 Annual Report 131

various consultancy agreements with EPI and Athena Neurosciences, Inc. Under the various consultancy agreements, Dr. Selkoe received $50,000 in 2007 and $50,000 in 2006.

Arrangements with Former Directors

On 1 July 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we shall pay him a pension of $200,000 per annum, monthly in arrears, until 16 May 2008 in respect of his former senior executive roles.

32	Post Balance Sheet Events

On 14 January 2008, the FDA approved Elan and Biogen Idec’s sBLA for Tysabri for CD. Tysabri is now approved for inducing and maintaining clinical response and remission in adult patients with moderately to severely active CD with evidence of inflammation who have had an inadequate response to, or are unable to tolerate, conventional CD therapies and inhibitors of TNF-alpha.

33	Notes to the Parent Company Financial Statements

a Revenue

In 2006, product revenue related to manufacturing revenue and royalties and contract revenue related to research activities. On 31 December 2006, the parent company transferred all of its intangible assets to a subsidiary company, therefore it did not earn any product revenue related to these assets in 2007. The parent company did not earn any contract revenue in 2007 as it did not perform research activities during the year. For additional information relating to the transfer of intangible assets, refer to Note 34(j).

b Selling, general and administrative expenses

SG&A expenses include share-based compensation of $11.9 million in 2007 (2006: $11.4 million), which was allocated on the basis of services provided to the parent company by directors, executive officers and other employees. For additional information on share-based compensation, please refer to Note 13 to the Consolidated Financial Statements

c Gain on arbitration award

In December 2006, we were awarded $49.8 million following the conclusion of binding arbitration proceedings which were initiated against King with respect to an agreement to reformulate Sonata. This award was recognised as a gain in 2006 and the cash was received in January 2007.

d Interest expense

	2007	2006
	$m	$m

Intercompany interest expense	—	16.5
Finance lease interest	—	0.7
Net foreign exchange losses	0.3	—

Interest expense	0.3	17.2

e Interest income

	2007	2006
	$m	$m

Cash and cash equivalents interest income	1.4	1.3
Net foreign exchange gains	—	11.5
Other	0.1	0.1

Interest income	1.5	12.9

132 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

f Income/(loss) before tax

The income/(loss) before tax has been arrived at after charging the following items:

	2007	2006
	$m	$m

Auditor’s remuneration:
Audit fees	0.1	0.1

Directors’ emoluments:
Cost:
Fees	0.9	1.0
Other emoluments and benefits in kind	7.4	4.6
Pension contributions	0.1	0.1
Payments to retired directors	0.2	0.2

Total directors’ emoluments	8.6	5.9

Amortisation of intangible assets	—	15.7

g Tax on income/(loss) on ordinary activities

There was no income tax expense in 2007 or 2006.

Deferred tax

There are no deferred tax assets or liabilities during the financial year or the preceding financial year. No taxes have been provided for the unremitted earnings of our overseas subsidiaries as we do not expect these earnings to be distributed in the foreseeable future. Cumulative unremitted earnings of overseas subsidiaries totalled approximately $1,937.6 million at 31 December 2007. Unremitted earnings may be liable to overseas taxes or Irish tax if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of such earnings.

h Investments at 31 December:

Investments
in Subsidiaries
$m

Cost:
At 1 January 2006	931.0
Share-based compensation	43.4
Addition	9.8

At 1 January 2007	984.2
Share-based compensation	44.8
Addition	210.1
Disposal	(69.4)
Redemption	(140.0)

At 31 December 2007	1,029.7

Share-based compensation represents additional capital contributions made to our subsidiaries to reflect the amounts expensed by these subsidiaries for share-based compensation.

In September 2007, the parent company transferred its interest in Neuralab Limited to Elan International Services, Ltd (EIS). As consideration for the transfer, EIS issued to the parent company shares with a value of $191.3 million. This amount is the equivalent to the fair value of Neuralab Limited at the date of the transfer. The parent company recognised an intercompany gain on the disposal of the investment in its subsidiary of $191.3 million during 2007.

Elan Corporation, plc 2007 Annual Report 133

In September 2007, EIS redeemed shares held by the parent company, which had a carrying value of $140.0 million. The parent company recorded an intercompany receivable, repayable on demand, in the amount of $140.0 million upon redemption.

In August 2007, Elan Pharma Limited redeemed shares held by the parent company, which had a carrying value of $Nil. The parent company recorded an intercompany gain of $18.3 million relating to the redemption.

In March 2007, the parent company sold shares it held in Axogen Limited to EIS. As consideration for the shares, EIS issued to the parent company shares with a value of $11.9 million. This amount is the equivalent to the fair value of Axogen Limited at the date of the transfer. The parent company recognised an intercompany gain on the disposal of the investment in its subsidiary of $11.9 million during 2007.

In March 2007, the parent company sold the shares in Elan Capital Corporation, Ltd (ECC) to EIS. As consideration for the shares, EIS issued to the parent company shares with a value of $6.9 million. This amount is the equivalent to the fair value of ECC at the date of the transfer. The parent company recognised an intercompany loss on the disposal of the investment in its subsidiary of $62.6 million during 2007.

In July 2006, the parent company sold the 12,000 shares it held in Elan International Portfolios Limited (EIP) to EIS. As consideration for the shares, EIS issued to the parent company shares with a value of $9.8 million. This amount is the equivalent to the fair value of EIP at the date of the transfer. The parent company recognised an intercompany gain on the disposal of the investment in its subsidiary of $9.8 million during 2006.

i Other non-current assets at 31 December:

Other non-current assets of $12.4 million at 31 December 2007 (2006: $10.7 million) consisted of assets related to Elan’s deferred benefit pension plans. For additional information on these pension plans, refer to Note 13 to the Consolidated Financial Statements

j Intangible assets

Patents,
Licences &
Other
$m

Cost:
At 1 January 2006	169.4
Write-off of fully amortised assets	(50.6)
Transfers	(118.8)

At 1 January 2007	—

At 31 December 2007	—

Accumulated amortisation:
At 1 January 2006	120.5
Amortised in year	15.7
Write-off of fully amortised assets	(50.6)
Transfers	(85.6)

At 1 January 2007	—

At 31 December 2007	—

Net book value: 31 December 2007	—
Net book value: 31 December 2006	—

On 31 December 2006, the parent company transferred all of its intangible assets to a subsidiary company. The transfer included the Verelan intangible asset, which had a carrying value of $33.2 million at 31 December 2006. The amortisation charge for Verelan of $15.7 million in 2006 was recognised in cost of sales in the income statement.

134 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

k Other current assets at 31 December:

	2007	2006
	$m	$m

Due from group undertakings	2,441.0	1,128.8
Derivative fair value	—	2.3
Other assets	—	0.2

Other current assets	2,441.0	1,131.3

As part of our normal operating activities, we enter into transactions with other group undertakings. This includes the provision of financing in the form of loans, in addition to trading activities such as the provision of goods or services to group companies. Loans provided to group undertakings are repayable on demand. As a result, no discounting is applied to these balances and they are carried at cost less any impairments.

l Non-current liabilities at 31 December:

	2007	2006
	$m	$m

Finance lease obligations (net of finance charges):
Payable within one to five years	4.2	4.0
Payable after five years	6.2	6.4

Non-current liabilities	10.4	10.4

m Current liabilities at 31 December:

	2007	2006
	$m	$m

Due to group undertakings	1,370.0	197.0
Accrued expenses	0.5	0.8
Finance lease obligation (net of finance charges)	1.1	1.2

Current liabilities	1,371.6	199.0

As part of our normal operating activities, we enter into transactions with other group undertakings. This includes the receipt of financing in the form of loans, in addition to trading activities such as the receipt of goods or services to group companies. Loans received from group undertakings are repayable on demand. As a result, no discounting is applied to these balances. In 2007, $1,200 million was advanced from Elan Pharma International Limited, a wholly owned subsidiary of the parent company, as a loan repayable on demand.

n Retained losses

$m

Retained Loss:
At 31 December 2006	(4,341.6)
Net income for year ended 31 December 2007	108.9
Transfer of exercised and expired share-based awards	15.5
Treasury shares retirement	6.5

At 31 December 2007	(4,210.7)

The transfer of exercised and expired share-based awards relates to grants to directors and employees for services, that were previously recorded as an expense by the group and have been reversed upon exercise or expiry of the awards.

For information relating to the treasury shares retirement, refer to Note 24 to the Consolidated Financial Statements.

Elan Corporation, plc 2007 Annual Report 135

o Financial risk management

The parent company’s financial risk exposures are predominantly related to its investments in subsidiaries and intercompany receivables and payables, therefore the parent company’s approach to financial risk management is similar to the group’s approach as described in Note 26.

At 31 December 2007, the fair value of the net assets of the parent company of $2.1 billion (2006: $1.9 billion) was $10.3 billion (2006: $6.9 billion), as calculated by reference to the market capitalisation of the group on that date.

p Related parties

As part of our normal operating activities, we enter into transactions with other group undertakings. This includes the receipt and provision of financing in the form of loans, in addition to trading activities such as the receipt and provision of goods or services to group companies. Loans received from group undertakings and provided to group undertakings are repayable on demand. As a result, no discounting is applied to these balances. Pricing for intercompany trading transactions is determined on an arms-length basis.

Directors and executive officers of the parent company are the same as those of the group. For information on transactions with directors and executive officers, see Note 31 to the Consolidated Financial Statements.

q Commitments and contingencies

For information on guarantees and litigation proceedings, please refer to Notes 21 and 30 to the Consolidated Financial Statements. The parent company has no commitments.

34 Subsidiary Undertakings

At 31 December 2007, we had the following principal subsidiary undertakings:

			Registered Office &
		Group	Country of Incorporation
Company	Nature of Business	Share %	Operation

Athena Neurosciences, Inc.	Holding company	100	800 Gateway Blvd. South San Francisco, CA United States
Elan Drug Delivery, Inc.	R&D	100	3000 Horizon Drive King of Prussia, PA United States
Elan Finance plc	Financial services company	100	Treasury Building Lower Grand Canal Street Dublin 2, Ireland
Elan Holdings, Inc.	Manufacture of pharmaceutical and medical device products	100	1300 Gould Drive Gainesville, GA United States
Elan Holdings Ltd.	Holding company	100	Monksland, Athlone Co. Westmeath, Ireland
Elan International Services Ltd.	Financial services company	100	Clarendon House 2 Church Street Hamilton,Bermuda
Elan Management Ltd.	Provision of management services	100	Treasury Building Lower Grand Canal Street Dublin 2, Ireland
Elan Pharma International Ltd.	R&D, manufacture, sale and distribution of pharmaceutical products and financial services	100	Monksland, Athlone Co. Westmeath, Ireland
Elan Pharmaceuticals, Inc.	R&D and sale of pharmaceutical products	100	800 Gateway Blvd. South San Francisco, CA United States
Monksland Holding BV	Financial services company	100	Claude Debussylaan 1082MD Amsterdam, The Netherlands

136 Elan Corporation, plc 2007 Annual Report

Notes to the Consolidated Financial Statements

At 31 December 2007, we had the following non-principal subsidiary undertakings:

			Registered Office &
		Group	Country of Incorporation
Company	Nature of Business	Share %	Operation

Drug Delivery Systems Inc.	IP holder	100	800 Gateway Blvd. South San Francisco, CA United States
Elan Canada, Inc.	Dormant	100	1453 Cornwall Road, Oakville, ON L6J 7TS, Canada
Elan Finance Corp.	Financial services company	100	800 Gateway Blvd. South San Francisco, CA United States
Elan Finance Corporation Limited	Financial services company	100	Clarendon House 2 Church Street Hamilton, Bermuda
Elan International Insurance Ltd.	Captive Insurance company	100	Clarendon House 2 Church Street Hamilton, Bermuda
Elan Medical Technologies (EMT) Israel Limited	Dormant	100	Aisa House, 4 Weizmann Street, Tel-Aviv 64239, Israel
Elan Medical Technologies Limited	Holding company	100	Monksland, Athlone Co. Westmeath, Ireland
Elan Pharma K.K.	Service company	100	3-2-7 Nishi-Shinjuku, Shinjuku-ku Tokyo 160-0023, Japan
Elan Pharma Limited	Provision of regulatory and medical services	100	Hill House, 1 Little New Street, London EC4A 3TR, United Kingdom
Elan Transdermal Limited	Dormant	100	Monksland, Athlone Co. Westmeath, Ireland
Meadway Pharmaceuticals Ltd.	Holding company	100	Hill House, 1 Little New Street, London EC4A 3TR, United Kingdom
Neuralab Limited	Financial services and treasury company	100	Clarendon House 2 Church Street Hamilton, Bermuda
The Institute Of Biopharmaceutics Limited	Dormant	100	Monksland, Athlone Co. Westmeath, Ireland
The Liposome Company Limited	Dormant	100	Hill House, 1 Little New Street, London EC4A 3TR, United Kingdom

35 Approval of Consolidated Financial Statements

The Consolidated Financial Statements were approved by the directors on 28 March 2008.

Elan Corporation, plc 2007 Annual Report 137

U.S. GAAP Information

The financial statements of the Company have been prepared in accordance with IFRS as adopted by the European Union, which differs in certain significant respects from U.S. GAAP.

Reconciliation from IFRS to U.S. GAAP

The following is a reconciliation to net loss and shareholders’ equity calculated in accordance with U.S. GAAP:

Net loss for the years ended 31 December:

	2007	2006
	$m	$m

Net loss as stated under IFRS	(665.9)	(408.7)
Adjustments to conform to U.S. GAAP:
(a) Goodwill and other intangible assets	262.7	75.0
(b) Revenue recognition	11.3	45.6
(c) Convertible Notes	—	12.5
(d) Athena Notes—Net charge on debt retirement	(11.3)	11.3
Other	(1.8)	(3.0)

Net loss as stated under U.S. GAAP	(405.0)	(267.3)

Shareholders’ equity/(deficit)

	31 December	31 December
	2007	2006
	$m	$m

Shareholders’ equity/(deficit) as stated under IFRS	(388.4)	204.8
Adjustments to conform to U.S. GAAP:
(a) Goodwill and other intangible assets
-Goodwill	222.8	222.8
-Other intangible assets	(59.5)	(322.2)
Total goodwill and other intangible assets	163.3	(99.4)
(b) Revenue recognition	(2.4)	(13.7)
(d) Athena Notes—Net charge on debt retirement	—	11.3
(e) Pensions	(3.6)	(13.9)
Other	(3.6)	(4.0)

Shareholders’ equity/(deficit) as stated under U.S. GAAP	(234.7)	85.1

The principal differences between IFRS as adopted in the European Union and U.S. GAAP, as they apply to our financial statements, are as follows:

a	Goodwill and other intangible assets

The carrying value of goodwill is lower under IFRS than under U.S. GAAP, while conversely the carrying value of our other intangible assets is higher under IFRS than under U.S. GAAP, because of differences in our historical Irish generally accepted accounting principles (Irish GAAP) accounting for business combinations which have carried into our IFRS financial statements as part of the transitional arrangements. The higher carrying value for intangible assets other than goodwill gives rise to a higher amortisation charge under IFRS than under U.S. GAAP. Additionally, higher carrying values under IFRS could result in higher

138 Elan Corporation, plc 2007 Annual Report

U.S. GAAP Information

intangible impairment charges if the fair value of the related intangibles declines post-acquisition, which was evidenced in the impairment of the intangible assets related to Maxipime, Azactam and Prialt in 2007. Goodwill is not amortised under either IFRS or U.S. GAAP, but instead is subject to regular (at least annual) impairment testing.

The principal reason for a higher carrying value of intangibles other than goodwill under IFRS is that under U.S. GAAP, the fair value of acquired IPR&D is expensed upon acquisition, whereas under Irish GAAP and IFRS, these amounts are capitalised as acquired IPR&D.

In addition, under U.S. GAAP, our acquisition of Dura was accounted for under the pooling-of-interests method, whereas under Irish GAAP, now IFRS, this transaction was accounted for using the purchase method. As a result, under U.S. GAAP, the assets and liabilities of Dura were recorded at their historical carrying amounts and no goodwill arose from the merger of Dura and Elan, whereas under IFRS the assets and liabilities of Dura were recorded based on their fair values at the date of acquisition, and the excess of the purchase price over the fair value of assets acquired was allocated to goodwill.

Also, a number of differences arose in the manner in which goodwill was previously written off when businesses were sold under Irish GAAP and U.S. GAAP, which caused the net carrying value of goodwill to be lower under IFRS than U.S. GAAP at 31 December 2007 and 2006. Under Irish GAAP, the goodwill arising from acquisition was written off on disposal, whereas under U.S. GAAP, the goodwill write-off on disposal was calculated proportionately based on the relative fair value of the disposed business to the total fair value of the reporting unit. Furthermore, under Irish GAAP, goodwill was amortised, while goodwill amortisation was not required under U.S. GAAP. As we did not restate our historical business combinations in accordance with IFRS 3, “Business Combinations,” as permitted by IFRS 1, “First-time Adoption of International Financial Reporting Standards,” these differences remain in effect between U.S. GAAP and IFRS.

b	Revenue recognition

There are different rules under IFRS and U.S. GAAP in relation to the recognition of revenue arising under contracts which include multiple arrangements such as the sale of a product and related R&D or manufacturing arrangements. Although the revenue recognised will be the same under both IFRS and U.S. GAAP over the life of the contract, the different requirements can result in differences in the timing of revenue recognition.

Tysabri

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution.

Under U.S. GAAP, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price, which includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales. Outside of the United States, Biogen Idec is responsible for distribution and, under U.S. GAAP, we record as revenue our share of the profit or loss on EU sales of Tysabri, plus our directly-incurred expenses on these sales.

Under IFRS, our collaboration with Biogen Idec for Tysabri is a jointly-controlled operation in accordance with IAS 31. A jointly-controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations. The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we record, within SG&A expenses, our Tysabri-related SG&A expenses less our share of the gross profit on in-market sales of Tysabri. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, in addition to recording our directly-incurred expenses within operating expenses, we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses related to these sales.

Included within SG&A expenses is $6.7 million (2006: $79.1 million) of net SG&A expenses in relation to Tysabri, which comprised:

	2007	2006
	$m	$m

Tysabri-related SG&A expenses	132.5	92.4
Elan’s gross profit on Tysabri in-market sales	(125.8)	(13.3)

Net Tysabri SG&A	6.7	79.1

Elan Corporation, plc 2007 Annual Report 139

There are no reconciling differences to total net loss or shareholders’ equity/(deficit) between IFRS and U.S. GAAP related to Tysabri. However, the amounts recorded for revenue and operating expenses differ under both standards due to the differing accounting principles for Tysabri sales as described above.

c	Convertible notes

In accordance with IAS 32, “Financial Instruments: Disclosure and Presentation,” and IAS 39, “Financial Instruments: Recognition and Measurement,” the 6.5% Convertible Notes were analysed into a debt component and a separate embedded conversion option component, with the initial fair value of the conversion option component deemed to be an initial fair value discount on the debt under IFRS. This initial fair value of the conversion option was included within shareholders’ equity and was being amortised to interest expense over the period to the maturity date using the effective interest rate method. The effective interest rate of the 6.5% Convertible Notes was 15.9%. As a result, $12.5 million was amortised to interest expense under IFRS in 2006.

Under U.S. GAAP, there was no separate recognition of the conversion option. As a result, there was no additional finance charge for the conversion option component of the instrument. The remaining 6.5% Convertible Notes were converted or redeemed in December 2006, thus the remaining differences between IFRS and U.S. GAAP were eliminated at that date, and accordingly there is no reconciling difference to shareholders’ equity between IFRS and U.S. GAAP at either 31 December 2007 or 2006.

d	Athena Notes—Net charge on debt retirement

We incurred a total expense related to the redemption of the Athena Notes of $19.2 million, primarily relating to a call premium paid of $13.4 million and the cost of the cancellation of the related interest rate swaps. Under IFRS, this expense was recognised using the effective interest method over the period from the issuance of the redemption notice in December 2006 to the redemption date in January 2007, thus resulting in a charge under IFRS of $11.5 million in 2006 and $7.7 million in 2007. Under U.S. GAAP, substantially all of this charge was recognised upon extinguishment of the Athena Notes in January 2007, which resulted in a timing difference between IFRS and U.S. GAAP.

e	Pensions

Under both IFRS and U.S. GAAP, actuarial gains and losses relating to defined benefit plans arise as a result of two factors: (a) experience adjustments due to differences between the previous actuarial assumptions and actual outcomes; and (b) changes in actuarial assumptions. At a minimum, actuarial gains and losses are required to be recognised in the income statement when the cumulative unrecognised amount thereof at the beginning of the period exceeds a ’corridor’, which is 10% of the greater of the present value of the obligation and the fair value of the assets. Under both IFRS and U.S. GAAP, we amortise actuarial gains and losses in excess of the corridor on a straight-line basis over the expected remaining working lives of the employees in the plans.

Under IFRS, the unamortised net actuarial losses relating to our defined benefit plans that were not recognised in the income statement are classified as assets. Under U.S. GAAP, these unamortised net actuarial losses are recognised directly in shareholders’ equity. At 31 December 2007, the defined benefit plans had a total overfunded status (excess of the fair value of the plans’ assets over the projected benefit obligations) of $8.8 million and total unamortised net actuarial losses of $3.6 million. At 31 December 2006, the defined benefit plans had a total unfunded status (excess of the projected benefit obligations over the fair value of the plans’ assets) of $3.2 million and total unamortised net actuarial losses of $13.9 million. Under IFRS, the overfunded/unfunded status is added to/netted-off against the unamortised net actuarial losses resulting in a net pension asset of $12.4 million and $10.7 million at 31 December 2007 and 2006, respectively. Under U.S. GAAP, the overfunded/unfunded status is recognised as a long-term asset/liability on the balance sheet, and the unamortised net actuarial losses are recognised as a reduction to shareholders’ equity (increase in shareholders’ deficit). Consequently, a reconciling difference of $3.6 million to shareholders’ equity/(deficit) arises at 2007 (2006: $13.9 million), reflecting this difference in classification of the unamortised net actuarial losses between IFRS (assets) and U.S. GAAP (shareholders’ equity/(deficit)).

140 Elan Corporation, plc 2007 Annual Report

Shareholders’ Information

We have not paid cash dividends on our Ordinary Shares in the past. The declaration of any cash dividends will be at the recommendation of our board of directors. The recommendations of the board of directors will depend upon the earnings, capital requirements and financial condition of the Company and other relevant factors. Although we do not anticipate that we will pay any cash dividends on our Ordinary Shares in the foreseeable future, the Company expects that its board of directors will review the dividend policy on a regular basis. Dividends may be paid on the Executive Shares and “B” Executive Shares at a time when no dividends are being paid on the Ordinary Shares. For additional information regarding the Executive Shares and “B” Executive Shares, please refer to Note 24 to the Consolidated Financial Statements.

Nature of Trading Market

The principal trading markets for our Ordinary Shares are the Irish Stock Exchange and the London Stock Exchange. Our American Depository Shares (ADSs), each representing one Ordinary Share and evidenced by American Depository Receipt (ADRs), are traded on the New York Stock Exchange (NYSE) under the symbol “ELN.” The ADR depositary is The Bank of New York.

Our corporate governance practices do not differ in any significant way from those required of domestic companies under NYSE listing standards. A comparison of NYSE and Elan corporate governance standards is available on our website at www.elan.com.

In accordance with Section 303A.12(a) of the NYSE Listed Company Manual, the chief executive officer of the Company submits annual certifications to the NYSE stating that he is not aware of any violations by the Company of the NYSE corporate governance listing standards, qualifying the certification to the extent necessary. The last such annual certification was submitted on 3 March 2008.

The following table sets forth the high and low sales prices of the Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices of the ADSs, as reported in published financial sources:

			American Depository
	€0.05 Ordinary Shares		Shares(1)

	High	Low	High	Low

Year Ended 31 December	(€)		($)
Calendar Year
2006

Quarter 1	13.49	10.27	16.78	12.50
Quarter 2	14.90	11.27	19.21	14.13
Quarter 3	13.24	10.60	16.74	13.31
Quarter 4	12.50	10.48	15.88	13.95
2007

Quarter 1	11.20	9.04	14.82	11.98
Quarter 2	16.24	9.90	22.05	13.36
Quarter 3	16.24	12.30	22.56	17.20
Quarter 4	16.89	14.71	24.52	21.28
Month Ended

January 2008	17.12	15.07	25.36	22.09
February 2008	15.34	17.95	22.77	26.70

(1)	An American Depository Share represents one Ordinary Share, par value 5 Euro cents.

Elan Corporation, plc 2007 Annual Report 141

A total of 472,298,802 Ordinary Shares of Elan were issued and outstanding at 14 March 2008, of which 3,963 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 411,149,980 Ordinary Shares were represented by our ADSs, evidenced by ADRs, issued by The Bank of New York, as depositary, pursuant to a deposit agreement. At 14 March 2008, the number of holders of record of Ordinary Shares was 8,748, which includes 12 holders of record in the United States, and the number of registered holders of ADRs was 3,258. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

Exchange Controls and Other Limitations Affecting Security Holders

Irish exchange control regulations ceased to apply from and after 31 December 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as us. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the member states of the European Union. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present the Financial Transfers Act, 1992 prohibits financial transfers involving the late Slobodan Milosevic and associated persons, Burma/Myanmar, Belarus, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Usama bin Laden, Al-Qaida, the Taliban of Afghanistan, Democratic Republic of Congo, Democratic People’s Republic of Korea, Iran, Iraq, Côte d’Ivoire, Lebanon, Liberia, Zimbabwe, Uzbekistan, Sudan, Somalia, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, an ADS involving the government of any country that is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. We do not anticipate that orders under the Financial Transfers Act, 1992 or United Nations sanctions implemented into Irish law will have a material effect on our business.

Irish Taxation

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include ADSs representing such Ordinary Shares, unless the tax treatment of the ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a U.S. Holder’s decision to purchase, hold or dispose of our Ordinary Shares. It is based on the various Irish Taxation Acts, all as in effect on 15 February 2008 and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a U.S. Holder of Ordinary Shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.

For the purposes of this tax description, a “U.S. Holder” is a holder of Ordinary Shares that is: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organised in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Taxation of Corporate Income

We are a public limited company incorporated and resident for tax purposes in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. The Taxes Consolidation Act, 1997 provides that a company that is resident in Ireland and is not resident elsewhere shall be entitled to have certain income from a qualifying patent disregarded for tax purposes. The legislation does not provide a termination date for this relief, although with effect from 1 January 2008, the amount of this income that is disregarded for tax purposes is capped at €5 million per year per group. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention that is the subject of the patent were carried out in an European Economic Area state. Income from a qualifying patent means any royalty or

142 Elan Corporation, plc 2007 Annual Report

Shareholders’ Information

other sum paid in respect of the use of the invention to which the qualifying patent relates, including any sum paid for the grant of a licence to exercise rights under such patent, where that royalty or other sum is paid, for the purpose of activities that would be regarded under Irish law as the manufacture of goods (to the extent that the payment does not exceed an arms-length rate), or by a person who is not connected with us. Accordingly, our income from such qualifying patents is disregarded for tax purposes in Ireland. Any Irish manufacturing income of Elan and its subsidiaries is taxable at the rate of 10% in Ireland until 31 December 2010. Any trading income that does not qualify for the patent exemption or the 10% rate of tax is taxable at the Irish corporation tax rate of 12.5% in respect of trading income for the years 2003 and thereafter. Non-trading income is taxable at 25%.

Taxation of Capital Gains and Dividends

A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of Ordinary Shares. Unless exempted, all dividends paid by us other than dividends paid out of exempt patent income, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union, other than Ireland (together, a Relevant Territory), will be exempt from withholding tax provided he or she makes the requisite declaration.

Corporate shareholders who: (i) are ultimately controlled by residents of a Relevant Territory; (ii) are resident in a Relevant Territory and are not controlled by Irish residents; (iii) have the principal class of their shares, or of a 75% parent, traded on a stock exchange in a Relevant Territory; or (iv) are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognised stock exchanges in a Relevant Territory or Territories, will be exempt from withholding tax on the production of the appropriate certificates and declarations.

Holders of our ADSs will be exempt from withholding tax if they are beneficially entitled to the dividend and their address on the register of depositary shares maintained by the depositary is in the United States, provided that the depositary has been authorised by the Irish Revenue Commissioners as a qualifying intermediary and provided the appropriate declaration is made by the holders of the ADSs. Where such withholding is made, it will satisfy the liability to Irish tax of the shareholder except in certain circumstances where an individual shareholder may have an additional liability. A charge to Irish social security taxes and other levies can arise for individuals. However, under the Social Welfare Agreement between Ireland and the United States, an individual who is liable for U.S. social security contributions can normally claim exemption from these taxes and levies.

Irish Capital Acquisitions Tax

A gift or inheritance of Ordinary Shares will be and, in the case of our warrants or American Depository Warrant Shares (ADWSs) representing such warrants, may be, within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 20% above a tax-free threshold. This tax-free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since 5 December 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited against tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention, in a case where warrants, ADWSs, ADSs or Ordinary Shares are subject to both Irish capital acquisitions tax with respect to inheritance and U.S. Federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

Irish Stamp Duty

Under current Irish law, no stamp duty, currently at the rate and on the amount referred to below, will be payable by U.S. Holders on the issue of ADSs, Ordinary Shares or ADWSs of Elan. Under current Irish law, no stamp duty will be payable on the acquisition of ADWSs or ADSs by persons purchasing such ADWSs or ADSs, or on any subsequent transfer of an ADWS or ADS of Elan. A transfer of Ordinary Shares, whether on sale, in contemplation of a sale or by way of gift will attract duty at the rate of 1% on the consideration given or, where the purchase price is inadequate or unascertainable, on the market value of the shares. Similarly, any such transfer of a warrant may attract duty at the rate of 1%. Transfers of Ordinary Shares that are not liable to duty at the rate of 1% are exempt unless the transfer is by way of security, in which event there is a potential maximum charge of €630. The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to pay interest penalties and fines.

Elan Corporation, plc 2007 Annual Report 143

Risk Factors

You should carefully consider all of the information set forth in this Annual Report, including the following risk factors, when investing in our securities. The risks described below are not the only ones that we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. We could be materially adversely affected by any of these risks. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by such forward-looking statements.

Our future success depends upon the continued successful commercialisation of Tysabri and the successful development and commercialisation of additional products. If Tysabri is not commercially successful, either because of the incidence of serious adverse events associated with Tysabri (including cases of PML) or for other reasons, or if our Phase 2 and 3 clinical trials for AAB-001 are not successful and we do not successfully develop and commercialise additional products, we will be materially and adversely affected.

While approximately 55% of our 2007 reported revenue was generated by our EDT business unit, we have only four marketed products and several potential products in clinical development. Our future success depends upon the continued successful commercialisation of Tysabri and the development and the successful commercialisation of additional products.

Uncertainty created by the serious adverse events that have occurred or may occur, with respect to Tysabri, and the restrictive labelling and distribution system for Tysabri mandated by regulatory agencies, may significantly impair the commercial potential for Tysabri. If there are more serious adverse events in patients treated with Tysabri (including cases of PML), then we may be seriously and adversely affected.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec with respect to Tysabri, and Wyeth and Transition, with respect to parts of our AD programmes. We have committed significant resources to the development and the commercialisation of Tysabri and to the other potential products in our development pipeline (in particular, AAB-001). These investments may not be successful.

In the pharmaceutical industry, the R&D process is lengthy, expensive and involves a high degree of risk and uncertainty. This process is conducted in various stages and, during each stage, there is a substantial risk that potential products in our R&D pipeline, including product candidates from our Alzheimer’s disease research programmes such as AAB-001, ELND005 and ACC-001, will experience difficulties, delays or failures. If our Phase 2 and 3 clinical trials for AAB-001 are not successfully completed, we will be materially and adversely affected.

A number of factors could affect our ability to successfully develop and commercialise products, including our ability to:

•	Establish sufficient safety and efficacy of new drugs or biologics;

•	Obtain and protect necessary intellectual property for new technologies, products and processes;

•	Recruit patients in clinical trials;

•	Complete clinical trials on a timely basis;

•	Observe applicable regulatory requirements;

•	Receive and maintain required regulatory approvals;

•	Obtain competitive/favourable reimbursement coverage for developed products on a timely basis;

•	Manufacture or have manufactured sufficient commercial quantities of products at reasonable costs;

•	Effectively market developed products; and

•	Compete successfully against alternative products or therapies.

144 Elan Corporation, plc 2007 Annual Report

Risk Factors

Even if we obtain positive results from preclinical or clinical trials, we may not achieve the same success in future trials. Earlier stage trials are generally based on a limited number of patients and may, upon review, be revised or negated by authorities or by later stage clinical results. The results from preclinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in initial clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates. In addition, as happened with Tysabri, unexpected serious adverse events can occur in patients taking a product after the product has been commercialised.

Our failure to successfully commercialise Tysabri and develop and commercialise other products (such as AAB-001) would materially adversely affect us.

We have substantial future cash needs and potential cash needs and we may not be successful in generating or otherwise obtaining the funds necessary to meet our other future and potential needs.

At 31 December 2007, we had $1,765.0 million of aggregate principle amount of debts. At such date, we had cash and cash equivalents, current restricted cash and current available-for-sale investments of $720.5 million. Our substantial indebtedness could have important consequences to us. For example, it does or could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D, working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt; and

•	Limit our ability to borrow additional funds.

We estimate that we have sufficient cash, liquid resources and current assets and investments to meet our liquidity requirements for at least the next 12 months. Although we expect to continue to incur operating losses in 2008, in making our liquidity estimates, we have also assumed a certain level of operating performance. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. If our future operating performance does not meet our expectations, including our failure to continue to successfully commercialise Tysabri, then we could be required to obtain additional funds. If our estimates are incorrect or are not consistent with actual future developments and we are required to obtain additional funds, then we may not be able to obtain those funds on commercially reasonable terms, or at all, which would have a material adverse effect on our financial condition. In addition, if we are not able to generate sufficient liquidity from operations, we may be forced to curtail programmes, sell assets or otherwise take steps to reduce expenses. Any of these steps may have a material adverse effect on our prospects.

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions, which could adversely affect us.

The agreements governing our outstanding indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratio, but do restrict within limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into transactions with related parties;

•	Enter into some types of investment transactions;

•	Engage in some asset sales or sale and leaseback transactions;

Elan Corporation, plc 2007 Annual Report 145

•	Pay dividends or buy back our Ordinary Shares; and

•	Consolidate, merge with, or sell substantially all our assets to, another entity.

The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable. Any such acceleration would result in a default under our other indebtedness subject to cross-acceleration provisions. If this were to occur, we might not be able to pay our debts or obtain sufficient funds to refinance them on reasonable terms, or at all. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategies and compete against companies not subject to similar constraints.

Our industry and the markets for our products are highly competitive.

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than Elan. We also compete with smaller research companies and generic drug manufacturers.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. The price of pharmaceutical products typically declines as competition increases.

Our product Azactam lost its basic U.S. patent protection in October 2005. To date, no generic Azactam product has been approved.

In addition, the U.S. basic patent covering our product Maxipime expired in March 2007. Maxipime became subject to generic competition following the expiration of the basic patent, and that has materially and adversely affected our sales of Maxipime.

Generic competitors have challenged existing patent protection for several of the products from which we earn manufacturing or royalty revenue. If these challenges are successful, our manufacturing and royalty revenue will be materially and adversely affected.

Generic competitors do not have to bear the same level of R&D and other expenses associated with bringing a new branded product to market. As a result, they can charge much less for a competing version of our product. Managed care organisations typically favour generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected. Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, or slow the growth in, the sales and profitability of any of our products not protected by patents or regulatory exclusivity and may adversely affect our future results and financial condition. The launch of competitive products, including generic versions of our products, has had and will have a material and adverse affect on our revenues and results of operations.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation and through our sales and marketing organisation. If we fail to maintain our competitive position, then our revenues and results of operations may be materially adversely affected.

If we are unable to secure or enforce patent rights, trade secrets or other intellectual property, then our revenues and potential revenues may be materially reduced and we may be subject to substantial fines and judgements.

Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and intellectual property protection for new technologies, products and processes. Our success depends in large part on our continued ability to obtain patents for our products and technologies, maintain patent protection for both acquired and developed products, preserve our trade secrets, obtain and preserve other intellectual property such as trademarks and copyrights, and operate without infringing the proprietary rights of third parties.

The degree of patent protection that will be afforded to technologies, products and processes, including ours, in the United States and in other markets is dependent upon the scope of protection decided upon by patent offices, courts and legislatures in these countries. There is no certainty that our existing patents or, if obtained, future patents, will provide us substantial protection or commercial benefit. In addition, there is no assurance that our patent applications or patent applications licensed

146 Elan Corporation, plc 2007 Annual Report

Risk Factors

from third parties will ultimately be granted or that those patents that have been issued or are issued in the future will prevail in any court challenge. Our competitors may also develop products, including generic products, similar to ours using methods and technologies that are beyond the scope of our patent protection, which could adversely affect the sales of our products.

Although we believe that we make reasonable efforts to protect our intellectual property rights and to ensure that our proprietary technology does not infringe the rights of other parties, we cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our products or require us to obtain a licence and pay significant fees or royalties in order to continue selling our products.

There has been, and we expect there will continue to be, significant litigation in the industry regarding patents and other intellectual property rights. Litigation and other proceedings concerning patents and other intellectual property rights in which we are involved have been and will continue to be protracted, expensive and could be distracting to our management. Our competitors may sue us as a means of delaying the introduction of our products. Any litigation, including any interference proceedings to determine priority of inventions, oppositions to patents or litigation against our licensors may be costly and time consuming and could adversely affect us. In addition, litigation has been and may be instituted to determine the validity, scope or non-infringement of patent rights claimed by third parties to be pertinent to the manufacturing, use or sale of our or their products. The outcome of any such litigation could adversely affect the validity and scope of our patents or other intellectual property rights, hinder, delay or prevent the marketing and sale of our products and cost us substantial sums of money.

If we experience significant delays in the manufacture of our products or in the supply of raw materials for our products, then sales of our products could be materially adversely affected.

We do not manufacture Tysabri, Prialt, Maxipime or Azactam. Our dependence upon collaborators and third parties for the manufacture of our products may result in unforeseen delays or other problems beyond our control. For example, if our third-party manufacturers are not in compliance with current good manufacturing practices (cGMP) or other applicable regulatory requirements, then the supply of our products could be materially adversely affected. If we are unable to retain or obtain replacements for our third-party manufacturers or if we experience delays or difficulties with our third-party manufacturers in producing our products (as we did with Maxipime in 2006 and prior years), then sales of these products could be materially and adversely affected. In this event, we may be unable to enter into alternative manufacturing arrangements on commercially reasonable terms, if at all.

Our manufacturers require supplies of raw materials for the manufacture of our products. We do not have dual sourcing of our required raw materials. The inability to obtain sufficient quantities of required raw materials could materially adversely affect the supply of our products.

Buying patterns of wholesalers and distributors may cause fluctuations in our periodic results.

Our product revenue may vary periodically due, in part, to buying patterns of our wholesalers and distributors. In the event that wholesalers and distributors determine, for any reason, to limit purchases of our products, sales of those products would be adversely affected. For example, wholesalers and distributors may order products in larger than normal quantities prior to anticipated price increases for those products. This excess purchasing in any period could cause sales of those products to be lower than expected in subsequent periods.

We are subject to pricing pressures and uncertainties regarding healthcare reimbursement and reform.

In the United States, many pharmaceutical products and biologics are subject to increasing pricing pressures, including pressures arising from recent Medicare reform. Our ability to commercialise products successfully depends, in part, upon the extent to which healthcare providers are reimbursed by third-party payers, such as governmental agencies, including the Centers for Medicare and Medicaid Services, private health insurers and other organisations, such as health maintenance organisations (HMOs), for the cost of such products and related treatments. In addition, if healthcare providers do not view current or future Medicare reimbursements for our products favourably, then they may not prescribe our products. Third-party payers are increasingly challenging the pricing of pharmaceutical products by, among other things, limiting the pharmaceutical products that are on their formulary lists. As a result, competition among pharmaceutical companies to place their products on these formulary lists has reduced product prices. If reasonable reimbursement for our products is unavailable or if significant downward pricing pressures in the industry occur, then we could be materially adversely affected.

Elan Corporation, plc 2007 Annual Report 147

Recent reforms in Medicare added a prescription drug reimbursement benefit for all Medicare beneficiaries. Although we cannot predict the full effects on our business of this legislation, it is possible that the new benefit, which is being managed by private health insurers, pharmacy benefit managers, and other managed care organisations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This could harm our ability to generate revenues. In addition, managed care organisations, HMOs, preferred provider organisations, institutions and other government agencies continue to seek price discounts. In addition, certain states have proposed and certain other states have adopted various programmes to control prices for their seniors’ and low-income drug programmes, including price or patient reimbursement constraints, restrictions on access to certain products, importation from other countries, such as Canada, and bulk purchasing of drugs.

We encounter similar regulatory and legislative issues in most other countries. In the European Union and some other international markets, the government provides health care at low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored healthcare system. This price regulation leads to inconsistent prices and some third-party trade in our products from markets with lower prices. Such trade-exploiting price differences between countries could undermine our sales in markets with higher prices.

The pharmaceutical industry is subject to anti-kickback and false claims laws in the United States.

In addition to the FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict some marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal healthcare programme anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programmes. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one-hand, and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programmes for the product. Additionally, another pharmaceutical company settled charges under the federal False Claims Act relating to off-label promotion. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programmes, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programmes, criminal fines, and imprisonment.

In January 2006, Elan received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai. We are cooperating with the government in its investigation. The resolution of this matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan. In April 2006, Eisai delivered to Elan a notice making a contractual claim for indemnification in connection with a similar subpoena received by Eisai.

Because of the breadth of such federal and state laws and the narrowness of the safe harbors, it is possible that more of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our liquidity and our operations.

148 Elan Corporation, plc 2007 Annual Report

Risk Factors

We are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may adversely affect our ability to manufacture and market our existing products.

The pharmaceutical industry is subject to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA regulates the design, development, preclinical and clinical testing, manufacturing, labelling, storing, distribution, import, export, record keeping, reporting, marketing and promotion of our pharmaceutical products, which include drugs, biologics and medical devices. Failure to comply with regulatory requirements at any stage during the regulatory process could result in, among other things, delays in the approval of applications or supplements to approved applications, refusal of a regulatory authority to review pending market approval applications or supplements to approved applications, warning letters, fines, import or export restrictions, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously approved marketing applications or licences, recommendations by the FDA or other regulatory authorities against governmental contracts, and criminal prosecutions.

We must obtain and maintain approval for our products from regulatory authorities before such products may be sold in a particular jurisdiction. The submission of an application to a regulatory authority with respect to a product does not guarantee that approval to market the product will be granted. Each authority generally imposes its own requirements and may delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, including the United States, the approval process for a new product is complex, lengthy, expensive and subject to unanticipated delays. We cannot be sure when or whether approvals from regulatory authorities will be received or that the terms of any approval will not impose significant limitations that could negatively impact the potential profitability of the approved product. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety and efficacy of the product, on any activities that regulatory authorities consider to be improper or as a result of changes in regulatory policy. Regulatory action may have a material adverse effect on the marketing of a product, require changes in the product’s labelling or even lead to the withdrawal of the regulatory marketing approval of the product.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMPs, the FDA’s regulations governing the production of pharmaceutical products. There are comparable regulations in other countries. Any finding by the FDA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we or our employees have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA and other regulatory authorities conduct scheduled periodic regulatory inspections of our facilities to ensure compliance with cGMP regulations. Any determination by the FDA or other regulatory authority that we, or one of our suppliers, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could result in substantial fines and other penalties and could cut off our supply of products.

Our business exposes us to risks of environmental liabilities.

We use hazardous materials, chemicals and toxic compounds that could expose people or property to accidental contamination, events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations, then we could be liable for cleanup, damages or fines, which could have an adverse effect on us.

The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites that we currently own or lease, sites that we formerly owned or operated, or sites where waste from our operations was disposed. These environmental remediation obligations could significantly impact our operating results. Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect us.

Elan Corporation, plc 2007 Annual Report 149

If we fail to comply with our reporting and payment obligations under the Medicaid rebate programme or other governmental pricing programmes, then we could be subject to material reimbursements, penalties, sanctions and fines.

As a condition of reimbursement under Medicaid, we participate in the U.S. federal Medicaid rebate programme, as well as several state rebate programmes. Under the federal and state Medicaid rebate programmes, we pay a rebate to each state for our products that are reimbursed by those programmes. The amount of the rebate for each unit of product is set by law, based on reported pricing data. The rebate amount may also include a penalty if our prices increase faster than the rate of inflation.

As a manufacturer of single-source, innovator and non-innovator multiple-source products, rebate calculations vary among products and programmes. The calculations are complex and, in some respects, subject to interpretation by governmental or regulatory agencies, the courts and us. The Medicaid rebate amount is computed each quarter based on our pricing data submission to the Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services. The terms of our participation in the programme impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or shortfall in our rebate liability for past quarters (up to 12 past quarters), depending on the direction of the correction. Governmental agencies may also make changes in programme interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.

U.S. Federal law requires that any company that participates in the federal Medicaid rebate programme extend comparable discounts to qualified purchasers under the Public Health Services pharmaceutical pricing programme. This pricing programme extends discounts comparable to the Medicaid net price to a variety of community health clinics and other entities that receive health services grants from the Public Health Service, as well as outpatient utilisation at hospitals that serve a disproportionate share of poor patients.

Additionally, each calendar quarter, we calculate and report an Average Sales Price (ASP) for all products covered by Medicare Part B (primarily injectable or infused products). We submit ASP information for each such product within 30 days of the end of each calendar quarter. This information is then used to set reimbursement levels to reimburse Part B providers for the drugs and biologicals dispensed to Medicare Part B participants.

Furthermore, pursuant to the Veterans Health Care Act, a Non-Federal Average Manufacturer Price is calculated each quarter and a Federal Ceiling Price is calculated each year for every Covered Drug marketed by us. These prices are used to set pricing for purchases by the military arm of the government.

These price reporting obligations are complicated and often involve decisions regarding issues for which there is no clear-cut guidance from the government. Failure to submit correct pricing data can subject us to material civil, administrative and criminal penalties.

We are subject to continuing potential product liability risks, which could cost us material amounts of money.

Risks relating to product liability claims are inherent in the development, manufacturing and marketing of our products. Any person who is injured while using one of our products, or products that we are responsible for, may have a product liability claim against us. Since we distribute and sell our products to a wide number of end users, the risk of such claims could be material. Persons who participate in clinical trials involving our products may also bring product liability claims.

Excluding any self-insured arrangements, we currently do not maintain product liability insurance for the first $25.0 million of aggregate claims, but do maintain coverage for the next $175.0 million with our insurers. Our insurance coverage may not be sufficient to cover fully all potential claims, nor can we guarantee the solvency of any of our insurers.

If our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions, then we may not be able to maintain product liability coverage on acceptable terms. If sales of our products increase materially, or if we add significant products to our portfolio, then we will require increased coverage and may not be able to secure such coverage at reasonable rates or terms.

We and some of our officers and directors have been named as defendants in putative class actions; an adverse outcome in the class actions could result in a substantial judgement against us.

We and some of our officers and directors have been named as defendants in putative class actions filed in 2005. The class action complaints allege claims under the U.S. federal securities laws and state laws. The complaints allege that we caused the

150 Elan Corporation, plc 2007 Annual Report

Risk Factors

release of materially false or misleading information regarding Tysabri. The complaints seek damages and other relief that the courts may deem just and proper. We believe that the claims in the lawsuits are without merit and intend to defend against them vigorously.

An adverse result in the lawsuits could have a material adverse effect on us.

Our stock price is volatile, which could result in substantial losses for investors purchasing shares.

The market prices for our shares and for securities of other companies engaged primarily in biotechnology and pharmaceutical development, manufacture and distribution are highly volatile. The market price of our shares likely will continue to fluctuate due to a variety of factors, including:

•	Material public announcements by us;

•	Developments regarding Tysabri;

•	Results of clinical trials with respect to our products under development (in particular AAB-001) and those of our competitors;

•	The timing of new product launches by others and us;

•	Events related to our marketed products and those of our competitors;

•	Regulatory issues affecting us;

•	Availability and level of third-party reimbursement;

•	Developments relating to patents and other intellectual property rights;

•	Political developments and proposed legislation affecting the pharmaceutical industry;

•	Economic and other external factors;

•	Hedge or arbitrage activities by holders of our securities;

•	Period-to-period fluctuations in our financial results or results that do not meet or exceed market expectations; and

•	Market trends relating to or affecting stock prices across our industry, whether or not related to results or news regarding our competitors or us.

Certain provisions of agreements to which we are a party may discourage or prevent a third party from acquiring us and could prevent shareholders from receiving a premium for their shares.

We are a party to agreements that may discourage a takeover attempt that might be viewed as beneficial to shareholders who wish to receive a premium for their shares from a potential bidder. For example:

•	Our collaboration agreement with Biogen Idec provides Biogen Idec with an option to buy the rights to Tysabri in the event that we undergo a change of control, which may limit our attractiveness to potential acquirers;

•	Until 20 June 2010, Biogen Idec and its affiliates are, subject to limited exceptions, restricted from, among other things, seeking to acquire or acquiring control of us;

•	Under the terms of indentures governing much of our debt, any acquirer would be required to make an offer to repurchase the debt for cash in connection with some change of control events; and

•	If we or Wyeth undergo a change of control, our collaboration agreement with Wyeth permits an acquirer to assume the role of the acquired party in most circumstances. Our collaboration agreement with Wyeth restricts Wyeth and its subsidiaries from seeking to acquire us in some circumstances.

Elan Corporation, plc 2007 Annual Report 151

Memorandum and Articles of Association

Objects

Our objects, which are detailed in our Memorandum of Association include, but are not limited to, manufacturing, buying, selling and distributing pharmaceutical products.

Directors

The directors may from time to time appoint any person to be a director either to fill a casual vacancy or as an additional director. A director so appointed shall hold office until the conclusion of the Annual General Meeting immediately following their appointment, where they shall retire and may offer themselves for election.

Directors serve for a term of three years expiring at the Annual General Meeting in the third year following their election or as the case may be, their re-election at Annual General Meeting. A director retiring at an Annual General Meeting shall retain office until the close or adjournment of the meeting. No person shall be eligible for appointment or re-appointment to the office of director at any General Meeting unless recommended by the directors or proposed by a duly qualified and authorised member within the prescribed time period.

Subject to certain limited exceptions, directors may not vote on matters in which they have a material interest. In the absence of an independent quorum, the directors may not vote compensation to themselves or any member of the board of directors. Directors are entitled to remuneration as shall, from time to time, be voted to them by ordinary resolution of the shareholders and to be paid such expenses as may be incurred by them in the course of the performance of their duties as directors. Directors who take on additional committee assignments or otherwise perform additional services for us, outside the scope of their ordinary duties as directors, shall be entitled to receive such additional remuneration as the board may determine. The directors may exercise all of the powers of Elan to borrow money. These powers may be amended by special resolution of the shareholders. There is no requirement for a director to hold shares.

Meetings

The Annual General Meeting shall be held in such place and at such time as shall be determined by the board, but no more than 15 months shall pass between the dates of consecutive Annual General Meetings. Directors may call Extraordinary General Meetings at any time. The members, in accordance with our Articles of Association and Irish company law, may also requisition Extraordinary General Meetings. Notice of an Annual General Meeting (or any special resolution) must be given at least 21 calendar days prior to the scheduled date and, in the case of any other general meeting, with not less than 14 calendar days notice.

Rights, Preferences and Dividends Attaching to Shares

All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of Elan until claimed. All shareholders entitled to attend and vote at the Annual General Meeting are likewise entitled to vote on the re-election of directors. We are permitted under our Memorandum and Articles of Association to issue redeemable shares on such terms and in such manner as the shareholders may determine by special resolution. The liability of the shareholders to further capital calls is limited to the amounts remaining unpaid on shares.

Liquidation Rights

In the event of the Company being wound up, the liquidator may, with the authority of a special resolution, divide among the holders of Ordinary Shares the whole or any part of the net assets of the company (after the return of capital on the non-voting Executive shares), and may set such value as is deemed fair upon each kind of property to be so divided and determine how such division will be carried out.

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Memorandum and Articles of Association

Actions Necessary to Change the Rights of Shareholders

The rights attaching to the different classes of shares may be varied by special resolution passed at a class meeting of that class of shareholders. The additional issuance of further shares ranking pari passu with, or subordinate to, an existing class shall not, unless specified by the Articles or the conditions of issue of that class of shares, be deemed to be a variation of the special rights attaching to that class of shares.

Limitations on the Right to Own Shares

There are no limitations on the right to own shares in the Memorandum and Articles of Association. However, there are some restrictions on financial transfers between Ireland and other specified countries, more particularly described in the section on “Exchange Controls and Other Limitations Affecting Security Holders.”

Other Provisions of the Memorandum and Articles of Association

There are no provisions in the Memorandum and Articles of Association:

•	Delaying or prohibiting a change in control of Elan that operate only with respect to a merger, acquisition or corporate restructuring;

•	Discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

•	Governing changes in capital, where such provisions are more stringent than those required by law.

We incorporate by reference all other information concerning our Memorandum and Articles of Association from the section entitled “Description of Ordinary Shares” in the Registration Statement on Form 8-A/A3 (SEC File No. 001-13896) we filed with the SEC on December 6, 2004 and our Memorandum and Articles of Association filed as Exhibit 4.1 of our Registration Statement on Form S-8 (SEC File No. 333-135185) filed with the SEC on 21 June 2006.

Documents on Display

The Company is subject to the reporting requirements of the Exchange Act. In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including our Annual Report on Form 20-F for the fiscal year ended 31 December 2007 and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents which were filed or submitted after 4 November 2002 on the SEC’s EDGAR system are available for retrieval on the website maintained by the SEC at http://www.sec.gov. These filings and submissions are also available from commercial document retrieval services.

Copies of our Memorandum and Articles of Association may be obtained at no cost by writing or telephoning the Company at our principal executive offices. Our Memorandum and Articles of Association are filed with the SEC as Exhibit 4.1 of our Registration Statement on Form S-8 (SEC File No. 333-135185) filed with the SEC on 21 June 2006. You may also inspect or obtain a copy of our Memorandum and Articles of Association using the procedures prescribed above.

Elan Corporation, plc 2007 Annual Report 153

Trademarks

The following trademarks appearing in this publication are owned by or licensed to the Company:

•	Azactam® (aztreonam for injection, USP)

•	Maxipime® (cefepime hydrochloride) for injection

•	NanoCrystal® Technology

•	Naprelan® (naproxen sodium controlled-release) tablets

•	Prialt® (ziconotide intrathecal infusion)

•	Tysabri® (natalizumab)

•	Verelan® (verapamil) capsules

Third-party marks appearing in this publication are:

•	Adalat®CC (nifedipine) tablets

•	Avinza® (morphine sulfate extended-release) capsules

•	Avonex® (Interferon beta-1A)

•	Betaseron® (interferon beta-1b)

•	Copaxone® (glatiramer acetate injection)

•	Crestor® (rosuvastatin calcium)

•	Emend® (aprepitant)

•	Focalin®XR (dexmethylphenidate)

•	Megace® ES (megastrol acetate)

•	Rapamune® (sirolimus)

•	Rebif® (interferon-beta-1a)

•	RitalinLA® (methylphenidate hydrochloride) tablets

•	Skelaxin® (metaxalone) tablets

•	Sonata® (zaleplon) capsules

•	TriCor® (fenofibrate) tablets

•	Zonegran® (zonisamide) capsules

154 Elan Corporation, plc 2007 Annual Report

Shareholder and Other Information

Elan Corporation, plc is an Irish registered company with primary listings on the Irish Stock Exchange and the London Stock Exchange. Our ADSs are listed on the NYSE (Symbol: ELN). Each ADS represents one ordinary share.

Financial Calendar

Annual General Meeting	22 May 2008
Financial year-end	31 December 2008
Preliminary announcement of results	February 2009

Registered Office

Treasury Building
Lower Grand Canal Street
Dublin 2
Ireland

Duplicate Mailings

When several shareholders live at the same address, they may receive more copies of quarterly and annual reports than they need. The excess can be eliminated by writing to:

Investor Relations
Elan Corporation, plc
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland

Investor Relations

Security analysts and investment professionals should direct their enquiries to:

David Marshall
Vice President, Investor Relations
Tel: 353-1-709-4444
Fax: 353-1-709-4108
Email: david.marshall@elan.com

Chris Burns
Senior Vice President, Investor Relations
Tel: 800-252-3526
Fax: 617-217-2577
Email: chris.burns@elan.com

Registrar for Ordinary Shares

Computershare Services (Ireland) Ltd
Heron House
Sandyford Industrial Estate
Dublin 18
Tel: 353-1-447-5107
Fax: 353-1-216-3151

Depository for ADSs

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Tel: 888-BNY-ADRs
Tel: 212-815-3700
Email: shareowners@bankofny.com
Website: http://www.stockbny.com

Internet Website

Information on the Company is available online via the Internet at our website, http://www.elan.com. Information on our website does not constitute part of this Annual Report. This Annual Report and our Form 20-F are available on our website.

Elan Corporation, plc 2007 Annual Report 155

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Elan Corporation, plc Treasury Building Lower Grand Canal Street Dublin 2, Ireland www.elan.com